TECHNICAL REPORT

Revised Mineral Resource and Mineral Reserves as at 30 June 2008

Stawell Gold Mines

Victoria, Australia

PURSUANT TO NATIONAL INSTRUMENT 43-101 OF THE

CANADIAN SECURITIES ADMINISTRATORS

21 October 2008

PREPARED FOR

NORTHGATE MINERALS CORPORATION

Authors
Dean Fredericksen MSc Hons MAusIMM	Glenn Miller MAusIMM
Principal Consultant	Mine Technical Superintendent
Fredericksen Geological Solutions Pty Ltd	Stawell Gold Mines

Tamer Dincer MAusIMM
Principal Consultant Mining Engineer
Mining Solutions Consultancy Pty Ltd

TABLE OF CONTENTS

3	SUMMARY	1

4	INTRODUCTION AND TERMS OF REFERENCE	8

4.1	FIELD INVOLVEMENT OF THE QUALIFIED PERSON	9

4.2	DEFINITIONS	10

5	RELIANCE ON OTHER EXPERTS	10

6	PROPERTY DESCRIPTION AND LOCATION	12

6.1	PROPERTY LOCATION	12

6.2	PROPERTY DESCRIPTION	13

6.3	LEGISLATION AND PERMITS	14

6.4	SGM LOCAL SURVEY GRID REFERENCE	16

7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	17

7.1	INFRASTRUCTURE	17

	7.1.1 Underground Mining Infrastructure	17

8	HISTORY	19

8.1	HISTORICAL AND MODERN PRODUCTION	19

9	GEOLOGICAL SETTING	20

10	DE TYPES POSIT AND MINERALIZATION	24

11	ORE TYPES	24

12	EXPLORATION	24

12.1	CURRENT EXPLORATION	24

	12.1.2 Davis Pit RC Drilling	28

	12.1.3 North Magdala	29

i

	12.1.4 Golden Gift 4	32

	12.1.5 Golden Gift 6	32

	12.1.6 Golden Gift South	35

12.2	ONGOING EXPLORATION PROGRAM	37

	12.2.1 Sub – GG6	37

	12.2.2 Leviathan Gift	38

	12.2.3 Wonga Gift Structural Study	38

13	DRILLING	41

13.1	STAWELL GOLD MINES MINERAL RESOURCE DEFINITION PROCESS	41

13.2	EXTENT OF DRILLING	43

13.3	DRILLING PROCESS	45

13.4	DRILL SPACING	47

13.5	DRILLHOLE ORIENTATION	49

13.6	COLLAR SURVEY CONTROL	51

13.7	DOWNHOLE SURVEY CONTROL	52

13.8	DOWN HOLE SURVEY QUALITY CONTROL	54

14	SAMPLING METHOD AND APPROACH	57

14.1	DIAMOND DRILLCORE PROCESSING	57

14.2	LOGGING	59

14.3	CORE RECOVERY	59

14.4	DIAMOND DRILLCORE SAMPLING	60

14.5	DIAMOND DRILLCORE SAMPLE INTERVALS	61

14.6	RC SAMPLING	62

14.7	RELIABILITY OF SAMPLES	63

15	SAMPLE PREPARATION, ANALYSIS AND SECURITY	63

15.1	ASSAY LABORATORIES	63

15.2	SAMPLE PREPARATION	65

15.3	SAMPLE TRANSPORT AND SECURITY	67

15.4	ASSAY METHODS	67

15.5	DATABASE STORAGE AND INTEGRITY	68

15.6	STAWELL GOLD MINES ASSAY QA/QC PROCESS	71

	15.6.1 SGM Standard Reference Material	72

15.7	ASSAY QA/QC CALENDAR YEAR 2008	74

	15.7.1 QA/QC Discussion	81

16	DATA VERIFICATION	82

16.1	COLLAR LOCATIONS	82

16.2	DOWNHOLE SURVEY	82

16.3	GEOLOGY	83

16.4	EOH	83

16.5	ASSAY RECORDS	83

17	ADJACENT PROPERTIES	83

18	MINERAL PROCESSING AND METALLURGICAL TESTING	84

18.1	METALLURGICAL TESTWORK	86

19	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	89

19.1	INTRODUCTION AND SCOPE OF MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	89

19.2	MANUAL 2 DIMENSIONAL MINERAL RESOURCE AND MINERAL RESERVE ESTIMATION METHODOLOGIES	92

19.3	COMPUTER 3 DIMENSIONAL MINERAL RESOURCE AND MINERAL RESERVE ESTIMATION METHODOLOGIES	93

	19.3.1 Geological Modelling	93

	19.3.2 Block Modeling	95

19.4	DENSITY	98

19.5	RESOURCE CLASSIFICATION	100

19.6	UNDERGROUND DESIGN METHODOLOGY		102

	19.6.1	General Design Parameters	102

	19.6.2	Financial Considerations	102

19.7	MINERAL RESOURCE AND MINERAL RESERVE SUMMARY		103

	19.7.1	Changes Relative to December 2007	108

	19.7.2	Magdala Underground Upper Levels	110

	19.7.3	C7	110

	19.7.4	U3	111

	19.7.5	GG1	111

	19.7.6	GG3	111

	19.7.7	GG5	112

	19.7.8	GG5 Lower	112

	19.7.1	GG6	113

	19.7.2	GG9	114

19.8	OPEN PIT DESIGN METHODOLOGY		114

	19.8.1	Design criteria	114

	19.8.2	Wonga Surface	115

	19.8.3	Magdala Surface	115

19.9	EXTERNAL FACTORS EFFECTING EXTRACTION OF MINERAL RESOURCES AND RESERVES		116

	19.9.1	Magdala Surface Mineral Resources	116

	19.9.2	Wonga Surface Mineral Resource	117

	19.9.3	Wonga Underground Mineral Resources	117

	19.9.4	Magdala Underground mineral Resources	118

20	OTHER DATA AND INFORMATION		119

20.1	STOPING RECONCILIATION		119

21	INTERPRETATION AND CONCLUSIONS		120

22	RECOMMENDATIONS		120

23	REFERENCES		122

24	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES	122

24.1	UNDERGROUND MINING METHOD	122

24.2	OPEN PIT MINING METHOD	123

24.3	PRODUCTION FORECAST	123

24.4	RECOVERABILITY	125

24.5	MARKETS	125

24.6	CONTRACTS	125

24.7	ENVIRONMENTAL CONSIDERATIONS	126

24.8	TAXES	126

	24.8.1 Royalties	127

24.9	CAPITAL AND OPERATING EXPENSES	128

24.10	ECONOMIC ANALYSIS	128

24.11	PAYBACK	131

24.12	MINE LIFE	132

25	DATE AND SIGNATURES	133

25.1	CERTIFICATE OF QUALIFIED PERSON	133

25.2	CERTIFICATE OF QUALIFIED PERSON	135

25.3	CERTIFICATE OF QUALIFIED PERSON	136

APPENDIX A		A

APPENDIX B		B

APPENDIX C		C

APPENDIX D		D

APPENDIX E		E

APPENDIX F		F

v

LIST OF FIGURES

Figure 1	Breakdown of Mineral Reserve additions for SGM by resource areas.	5
Figure 2	Map highlighting location of Stawell Gold Mine	12
Figure 3	Location map of the MIN5260 lease. Grid is latitude and longitude as per GDA94	13
Figure 4	Local Mine Grid used at SGM	16
Figure 5	Plan showing the location of MIN 5260, Stawell Gold Mines operational infrastructure	18
Figure 6	Annual Gold production in ounces since 1984	19
Figure 7	Annual Processing plant tonne throughput and head grade since 1984	20
Figure 8	Mine Geology Cross-section highlighting architecture of the Magdala and Golden Gift ore bodies.	21
Figure 9	Plan view geological interpretation of the Stawell structural and stratigraphic architecture at 1000mRL.	22
Figure 10	Stawell Mine Long Projection showing the location of the Mineralised ore blocks. The geological and spatial relationship between the Magdala, Golden Gift and Wonga deposits can seen clearly be seen	23
Figure 11	Drillhole location plan Wonga RC and Diamond drilling 2008	27
Figure 12	Drillhole location plan Davis Pit RC drilling 2008	29
Figure 13	Longitudinal projection of North Magdala prospect showing significant intercepts.	31
Figure 14	Longitudinal projections of the GG6 zone with significant basalt contact intercepts and grade contours included	35
Figure 15	Longitudinal projections of the Golden Gift South zone with drill hole traces	36
Figure 16	Longitudinal Projection highlighting the locations of 2008 exploration works	39
Figure 17	Cross Section highlighting the East Magdala exploration target for 2008	40
Figure 18	Stawell Gold Mines geological processes and approximate drill spacings	42
Figure 19	Stawell Longitudinal projection showing the extent of all drilling completed up to the end of June 2008	44
Figure 20	SGM Diamond drilling process flowsheet.	46

Figure 21	An example of a daily drill record from an underground rig. Note this record includes downhole survey information that matches the individual survey records	47
Figure 22	Typical sludge drilling fan completed from an ore development drive. The drive outline is shown as well as the geological mapping collected from each face location. The uphole drill fans are coloured by logged geology, green = potentially mineralised volcanogenics, yellow = Basalt.	49
Figure 23	Perspective view (left) and plan view (right) of the GG5 Lower mineralised domain and all underground diamond drillholes used to constrain the most recent Mineral Resource Estimate as documented in Section 19	50
Figure 24	Long section view left, plan view centre and crosssection right of the GG6 mineralised domains showing all underground diamond drillholes used to constrain the most recent Mineral Resource Estimate as documented in Section 19	50
Figure 25	Collar survey information and drillhole survey information checklist.	51
Figure 26	Plot of drillhole survey method (SE = Eastman Single Shot in Purple, SD = Electronic survey instrument in Blue) by time. Post the start of 2002 the standard survey instrument used has been an electronic single shot downhole survey tool	52
Figure 27	Magnetic declination correctiosn as currently applied to SGM drillhole data	53
Figure 28	Current survey record sheets as supplied by the Underground diamond drill contract personnel	54
Figure 29	Example of the check plots used to correct downhole survey information.	55
Figure 30	Photograph of the SGM survey camera test bench	56
Figure 31	Stawell Gold Mines core photography installation.	57
Figure 32	Diamond Drillcore processing operations	58
Figure 33	An example of the diamond drillcore photographs stored digitally for all diamond drillcore. This section of core belongs to Drillhole MD5063 which tests the GG5 Lower Mineral resource area.	59
Figure 34	Histogram of sample intervals for diamond drillcore taken during the calendar year 2007.	62
Figure 35	Stawell Gold Mines drill core sample preparation, assay and QA/QC flowsheet.	66
Figure 36	Stawell Gold Mines QAQC review and actions flow sheet	70
Figure 37	QA/QC diary entries for January – June 2008	73
Figure 38	QA/QC plot of Blanks assayed during H1 2008	74
Figure 39	SGM Standard Low A by return date for H1 2008	75

Figure 40	SGM Standard High A by return date for H1 2008	75
Figure 41	SGM Standard SGM High by return date for H1 2008	76
Figure 42	Sample Splits comparison for H1 2008	76
Figure 43	Assay duplicate comparison for H1 2008	77
Figure 44	Assay repeats comparison for H1 2008	77
Figure 45	Precision of the sample prep crusher split stage during H1 2008. The Rank HARD graph demonstrates 75% of the split assays came back within 20% relative difference of the original (first) assay.	78
Figure 46	Precision of the lab repeats during H1 2008. The Rank HARD graph demonstrates 80% of the repeated assays came back within 20% relative difference of the original (first) assay	78
Figure 47	showingH1 2008 Original (first)Assay Standard performance plotted as standard ±deviations relative to the recommended value	79
Figure 48	showingH1 2008 Assay final (replaced after batch repeated) Standard performance plotted as standard ±deviations relative to the recommended value	80
Figure 49	SGM Treatment Plant Flowsheet	85
Figure 50	Actual versus Expected Recovery (Float Ore).	87
Figure 51	Metallurgical leach testwork results for GG6 ore samples.	88
Figure 52	Longitudinal Projection showing the location of Mineral Resource and mineral Reserve areas as the 30 December 200. Note GG6 is not reported as a component of the December 2007 Mineral Resource estimate	91
Figure 53	Cross Section showing an example of the compositing process used at Stawell Gold mines. This example is from the GG5 Lower resource area, Appendix I	97
Figure 54	Stawell Gold Mines geological processes and general guidelines for classification	101
Figure 55	Long Projection showing a summary of the Mineral Resource and Mineral Reserves on an area by area basis	107
Figure 56	Breakdown of Mineral Reserve additions for SGM by resource areas	109
Figure 57	Annual Stoping Mineral Reserve reconciliation for the period 2003 - 2007	119

LIST OF TABLES

Table 1	Stawell Gold Mines Mineral Resource summary table as at 30 June 2008	2
Table 2	Stawell Gold Mines Mineral Reserve summary table as at 30 June 2008	2
Table 3	Condensed Mineral Resource and Mineral Reserves as at 30 June 2008	3
Table 4	2008 Expenditure by area for the period January to 30 June 2008.	25
Table 5	Significant intercepts from the Wonga drilling campaigns completed January – June 2008. The results are reported above a nominal cutoff of 2.0g/t Au., No estimates of true width have been made.	26
Table 6	Significant Results Davis Pit Drilling Campaign to August 200. Results are reported above a nominal 2.0g/t cutoff.	28
Table 7	Significant Results North Magdala Drilling Campaign to August 2008	30
Table 8	Significant Results Stockworks GG6 Drilling Campaign to June 2008.	33
Table 9	Significant Results Basalt Contact GG6 Drilling Campaign to June 2008	34
Table 10	2008 M5260 Exploration targets and budgeted expenditure.	37
Table 11	Drilling metres summary by drilling method for Stawell Gold Mines. This is the entire databse that informs Mineral resources reported for MIN5260	45
Table 12	An example of drillhole collar survey information provided by SGM survey personnel and the check list used the database manager to ensure appropriate information is loaded to the database. Note some corrections to erroneous data have been made as indicated by the penciled changes	56
Table 13	Diamond drill core sample interval statistics for samples taken during the 2008 year to date	61
Table 14	Laboratory assay method codes, descriptions and limits of detection	68
Table 15	SGM assay standards and certified values reported by ORE	72
Table 16	Table showing data verification work completed for the 2007 Mineral Resource update	83
Table 17	Block sizes utilised in Stawell Gold Mines local area block models	95
Table 18	Compilation of Density applied by Resource Model area	99
Table 19	Magdala surface Mineral Resource estimate density values applied	99
Table 20	Summary of design factors for Magdala and GG styles	103
Table 21	Stawell Gold Mines well Mineral Resource summary table as at 30 June 2008	104
Table 22	Stawell Gold Mines well Mineral Reserve summary table as 30 June 2008	104
Table 23	Condensed Mineral Resource and Mineral Reserves as 30 June 2008	105

Table 24	Summary of design factors for open pits	114
Table 25	2008 MIN5260 Exploration targets and Budget allocations	121
Table 26	Production forecast the June 2008 Stawell Gold Mines Life of Mine Plan including portions of the Inferred and Indicated Mineral Resources but excluding the Davis Open cut Mineral Reserves. Note 2008 is full calendar year	124
Table 27	Production forecast the June 2008 Stawell Gold Mines Life of Mine Plan excluding Inferred and Mineral Resources but including the Davis Open cut Mineral Reserves. Note 2008 is part calendar year July – December 2008	125
Table 28	Annual Operating and Capital expenses based on LOM. Note 2008 if half year July – December 2008.	128
Table 29	Cash Flow Forecast	130
Table 30	Cash Flow Sensitivity Analysis. Figures stated in AUD$'000	131
Table 31	SGM NPV sensitivity analysis over varying discount rates.	132

x

3 Summary

This technical report (TECHNICAL REPORT- Revised Mineral Resource and Mineral Reserves as at 30 June 2008 for Stawell Gold Mine, Victoria, Australia) has been prepared to provide technical information underlying a revised Mineral Resource and Mineral Reserve (as such terms are defined in National Instrument 43-101 of the Canadian Securities Administrators ("N.I. 43-101")) position as at the 30 June 2008 for Stawell Gold Mines, Victoria, Australia. The beneficial owners of the project are Northgate Minerals Corporation who acquired the project in February 2008 as part of a takeover of ASX listed Perseverance Corporation whom submitted a previous document titled Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008) that was filed on SEDAR 28 March 2008.

This document provides a summary of the key changes in Mineral Resources and Mineral Reserves that have resulted from ongoing exploration and resource definition drilling and as a result of ongoing mine design and evaluation during the period 31 December 2007 and 30 June 2008.

During the period of this report Stawell Gold Mines has completed 24,823 metres of exploration, resource definition and stope definition diamond drilling for 148 drillholes. This drilling has assisted in defining additional Mineral Resources and when coupled with detailed mine design and mine planning work has resulted in a material addition to the Mineral Reserve. The Mineral Resources and Mineral Reserves as at 30 June 2008 are given in the Table 1.

Mineral Resources exclusive of Mineral Reserve

		Indicated			Inferred
				In situ			In situ
		tonnes	grade	Au oz	tonnes	grade	Au oz
Underground		(000's)	g Au/t	(000's)	(000's)	g Au/t	(000's)

Magdala	above	241	4.78	37	140	4.21	19
	1250mRL

Golden	above
Gift	1650mRL	52	5.85	10	166	5.10	27

	above
Wonga	1000mRL				121	6.80

Sub-total U/G		293	4.97	47	427	5.29	73
Surface
Magdala		2660	2.15	184
Wonga		298	1.49	14	106	2.44	8

Sub-total Surface		2958	2.08	198	106	2.44	8

TOTAL		3251	2.34	245	533	4.72	81

Table 1 Stawell Gold Mines Mineral Resource summary table as at 30 June 2008.

		Mineral Reserves
		Proved		Probable			Total
								In situ
		tonnes	grade	tonnes	grade	tonnes	grade	Au oz
Underground		(000's)	g Au/t	(000's)	g Au/t	(000's)	g Au/t	(000's)

	above
Magdala	1250mRL	10	4.34	455	4.19	465	4.19	63

	above
Golden Gift	1650mRL	45	7.81	1291	5.73	1336	5.80	249

	above
Wonga	1000mRL

Surface Stockpiles
Sub-total U/G		55	7.16	1746	5.33	1801	5.39	312
Surface		0		0
Davis
Extension	above 130mRL			325	2.12	325	2.12	22
LG Stockpiles				163	0.8	163	0.8	4
Sub-total Surface		0		488	1.68	488	1.68	26

TOTAL		55	7.16	2234	4.53	2290	4.59	338

Table 2 Stawell Gold Mines Mineral Reserve summary table as at 30 June 2008

Mineral Reserves

				Gold
		Tonnes	Gold (g/t)
				(contained ounces)
Stawell	Proven	55,000	7.16	13,000
	Probable	2,234,000	4.53	325,000

	Total	2,289,000	4.59	338,000

Mineral Resources (exclusive of Mineral Reserves)

				Gold
		Tonnes	Gold (g/t)
				(contained ounces)
Stawell	Measured	0	0.00	0
	Indicated	3,250,000	2.34	245,000

	Meas + Ind	3,250,000	2.34	245,000
	Inferred	533,000	4.72	81,000

Table 3 Condensed Mineral Resource and Mineral Reserves as at 30 June 2008

Notes:

1. All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2. Mineral Resources are exclusive of Mineral Reserves.

3. Mineral Reserves were estimated using the following economic parameters:

a. Gold price of AUD$825/oz. Cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions. Dilution of 2-3m and mining recovery of 95-100% were applied to the underground reserves, dependent upon mining method.

4. Mineral Resources were estimated using the following parameters:

a. Underground using Gold Price of AUD$825/oz.

b. Magdala surface above 130mRL and above a nominal 0.8g/t cutoff

c. Wonga surface within a AUD$850 optimised pit shell

5. Mineral Reserve estimates were prepared by:

a. Glenn Miller, Mine Technical Superintendent, Northgate Minerals Corporation. Mr Miller is a member of the Australasian Institute of Mining and Metallurgy and has over 16 years of relevant engineering experience.

b. Tamer Dincer of Mining Solutions Consultancy Pty Ltd. Mr Dincer is a member of the Australian Institute of Mining and Metallurgy and has 20 years of experience of relevant engineering experience.

6. Mineral Resource estimates were prepared by:

a. Dean Fredericksen of Fredericksen Geological Solutions Pty Ltd. Mr Fredericksen is a member of the Australasian Institute of Mining and Metallurgy and has over 19 years of relevant geological experience.

7. Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

Underground mine production for the 6 month period 31 December 2007 to 30 June 2008 was 290,000 tonnes at a mill head grade of 5.9 g/t for contained 56,000 ounces. In addition 34,000 tonnes of stockpiled low grade ore and mill cleanup material was also processed to give a total mill throughput of 328,000 tonnes at a mill head grade of 5.46 g/t for 57,700 contained ounces of gold. Metallurgical recovery over the period has averaged 87%.

During the period the Mineral Reserve was depleted by 31,000 ounces which is less than the total amount mined from underground. The balance of production was mined from Mineral Resources that have been converted to Mineral Reserves by completion of additional drilling, data collection and mine planning and subsequently mined during the reporting period and from a positive reconciliation against Mineral Reserves.

The net change in Mineral Reserves over the 6 month period is 85,000 contained ounces and when added to underground mine production of 56,000 contained ounces of gold for the period the net discovery and Mineral Reserve conversion is 141,000 contained ounces of gold. Mineral Resources have also increased at the end of the reporting period by a further 21,000 contained ounces of gold.

The most significant addition to Mineral Reserves and Mineral Resources is the inclusion of the GG6 area. This mineralisation was discovered in 2007 and continued focused exploration and resource definition drilling has enabled the delineation of the GG6 Mineral Resources and Reserves. Mine planning and feasibility studies have resulted in the submission and board approval of a fully costed mine plan to access and mine this area. The existing GG5 decline and ventilation infrastructure will be extended 110 metres vertically and 200m to the East to facilitate mining access.

A breakdown of the areas in which Mineral Reserve additions have been is shown in Figure 1.

Figure 1: Breakdown of Mineral Reserve additions for SGM by resource areas.

Note the category, Other, includes material mined during the period that was not part of the Mineral Reserve as at 30 December 2007 and was defined and made ready for mining during the period January

– June 2008 and also the additional ounces produced due to a positive reconciliation. These ounces have not been apportioned back to the individual mining areas.

Incremental Mineral Reserve additions have been made in a number of other resource areas with a material addition of 28,000 ounces made in the GG5 Lower resource area and 15,000 ounces in the Magdala mine area. These additions are a result of ongoing grade control or stope definition drilling that is routinely completed y prior to mining development. For GG5 Lower the drilling has resulted in changes to the modelled thickness and grade of the mineralisation and the discovery of incremental resources on the periphery of the previously identified resource area.

Reconciliation of Mineral Reserves for the period show that an additional 5% tonnes at approximately 18% higher grade for an additional 22% more contained gold has been delivered to the processing plant than was defined in the Mineral Reserve for the ore blocks mined. Much of the positive reconciliation is a result of stopes that were mined earlier in the period from the up section per of the GG3 mining area. It is not anticipated that this significant positive reconciliation will be seen in mining the remaining Mineral Reserve as reported in this document.

The data on which this updated Mineral Resource and Mineral reserve statement is based has been collected utilising the quality systems as detailed in the previous document, Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008). There have been no changes to the very high standards of data collection and storage utilised at Stawell Gold Mines and the assay quality is supported by QA/QC documentation and verifiable data. Data management systems are in place to ensure long term security of all geological information collected on site.

The gold grade estimates are based on good quality assay datasets of diamond drillcore that has been spatially located, sampled and assayed using sound industry standard practices.

Quality Control and Quality Assurance procedures are used to ensure the data returned from assay laboratories is of good quality and corrective actions have been implemented to maintain this standard. Data management systems are in place to ensure long term security of all geological information collected on site.

There is available and extensive coverage of diamond drilling reaching a drill spacing of 15m X 15m in areas that are subject to grade control drilling. Additionally face mapping information and "sludge sample" holes logged for geology are available to construct geological models for all Mineral Resource areas. The key control in on Mineral Resource estimation is accurate definition of the constraining geological models. Estimation of grade within the domains, whilst still very important, is of secondary importance to the first order geological domaining. The geological personnel have a sound understanding of the mineralized system and good practices in place to ensure quality models are produced.

Mineral Resource estimation methodologies remain consistent with industry practice with the majority of the current Mineral Resource estimated using 3D block modelling methodologies with gold grades estimated by ordinary kriging. The recently completed GG6 Mineral Resource model has been externally audited by geostatistical consultants to provide additional checks on the quality of the estimation processes used at SGM. A component of the 30 June 2008 Mineral Resource estimate remains based upon manual 2D estimations. There is sufficient production history and reconciliation information to support these estimates.

Mine design practices have been maintained as per the descriptions completed in the previous technical document, Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008). These processes have resulted in reliable tonnage reconciliations between the mining production and Mineral Reserve.

Recommendations have been made to continue with the proposed exploration, resource definition and mine geological programs for 2008. It is the author's opinion there remains sufficient prospectivity within the Stawell tenements to warrant this exploration activity for 2008 and beyond.

4 Introduction and Terms of Reference

This technical report has been prepared for Northgate Minerals Corporation the beneficial owner of Stawell Gold Mines. Northgate Minerals Corporation is listed on the Toronto Stock Exchange and acquired Stawell Gold Mines as a result of the takeover of Perseverance Corporation in February 2008.

This report is the second report for Stawell Gold Mines prepared in accordance with the requirements of the National Instrument 43-101 standard and updates material changes to the Mineral Resource and Mineral Reserve position as at the 30 June 2008.

The Mineral Resources and Mineral Reserve estimate for Stawell Gold Mines is a compilation of a number of individual estimates for various ore bodies or various geographically constrained areas. All of these estimates are contained within the Mining Lease MIN5260. Details of the locations and geographical constraints of the various ore body components as at December 2007 are given in Section 9.

The Stawell gold deposit was discovered in the mid 1850's during the Victorian gold rush which saw the discovery exploitation of the significant deposits at Bendigo and Ballarat. Mining activity eventually ceased in the 1920's and after a prolonged period of sporadic exploration mining operation recommenced in 1981. Mining operations and various levels of exploration and resource development activities have been continuous since 1981 and as such the project has significant past production and development history which is discussed in this report and also utilised during the compilation of the Mineral Resource and Mineral Reserve estimates.

This report has been prepared by a number of the site personnel with the assistance of Dean Fredericksen an independent geological consultant. The report utilises information available within company technical reports, published geological papers and internal Mineral Resource and Mineral Reserve documents completed by members of the SGM mine geological and mine engineering teams.

Dean Fredericksen of Fredericksen Geological Solutions Pty Ltd is a qualified person as defined by National Instrument 43-101 and accepts overall responsibility for the preparation of all sections of this report including the preparation of the Mineral Resources as reported in Section 19 other than the components of Section 19 which pertain to the 31 June 2008 estimate of Mineral Reserves and Section 25 which have been completed by Glenn Miller. Glenn Miller is a qualified person as defined by National Instrument 41-101 and is responsible for the preparation of and documentation of the estimation of Mineral Reserve and compilation life of Mine Plans that are outlined in Sections 19.

All information presented in this report was prepared in accordance with the requirements of National Instrument 43-101F1, Standards of Disclosure for Mineral Projects and is in the format prescribed by that instrument.

4.1 Field Involvement of the Qualified Person

Dean Fredericksen has been involved in the Stawell Gold Mining operation since 1995. During the period 1995 – 2002 Dean Fredericksen was the Chief Geologist for Stawell Gold Mines and was responsible for all site based geological functions including near mine exploration, resource definition and mine geology functions and was the JORC competent person for reporting on Mineral Resources and Mineral Reserves. From 2002 – 2004 Dean Fredericksen was the Group Mine Geologist for MPI Mines Ltd, owner of Stawell Gold Mines and maintained his involvement in the Stawell Project in an advisory and monitoring capacity. From June 2007 Dean Fredericksen has been consulting en to Stawell Gold Mines and in this capacity has been providing mentoring to site geological personnel and audit and management advice to the operation. During this period regular monthly visits have been made to Stawell Gold Mines for either one or two week's duration.

Glenn Miller is an employee of Stawell Gold Mines and has been in his current capacity as Mine Technical Superintendent since May 2006 and has been responsible for all mine planning functions including the estimation of Mineral Reserves since that time.

Tamer Dincer is Principal Consultant Mining Engineer from Mining Solutions Consultancy in Perth Western Australia. Tamer has completed the Davis Open Pit optimisation study and is responsible for Sections 19.8.3.2 and 24.2 of this report dealing with Davis open pit reserves.

4.2 Definitions

Au	gold
AUD	Australian dollars
g/mt	grams per metric tonne
m	metre
km	kilometre
Ha	Hectare (10,000 sq m)
Ma	Million Years
mRL	Mine grid reduced level (metres)
ML	Mega litres
Northgate	Northgate Minerals Corporation
SGM	Stawell Gold Mines
Shotcrete	sprayed concrete slurry for support of underground mine openings
CRF	Cemented Rock Fill used as stope backfill
C7	Central Lode 7 ore block
U3	Upper South Fault ore block
GG1	Golden Gift 1 ore block
GG2	Golden Gift 2 ore block
GG3	Golden Gift 3 ore block
GG5	Golden Gift 5 ore block
GG5L	Golden Gift 5 Lower ore block
GG6	Golden Gif 6 ore block t
GG South	Golden Gift South ore block

5 Reliance on Other Experts

The Authors of this report are Qualified Persons, and have relied on various datasets and reports financial models that were provided by Stawell Gold Mines Ltd to support the compilation of the Mineral Resources and Mineral Reserves as documented in this report. It is the view of the authors that the data collection and data storage and data analysis methods utilised in estimating and compiling Mineral Resource and Mineral Reserve estimates at Stawell Gold Mines are of sufficient quality to ensure the information is reliable and suitable for compilation of this Technical Report. The principal Author is not aware of any critical data that has been omitted so as to be detrimental to the objectives of this report. There was sufficient data provided to enable credible interpretations to be made in respect of the data. The principal author believes that no information that might influence the conclusion of the present report has been with-held from the study.

With respect to definition of tenement boundaries, legal status of the mining licence MIN5260, and statutory obligations the Principal author Dean Fredericksen has relied upon information supplied by Mr Troy Cole (General Manager, Stawell Gold Mines). The following documents have been reviewed during this process;

  Mining Licence 5260 - Variation dated 12 July 2000

  Stawell Gold Mines Environmental Management Plan, April 2007. Prepared by URS Australia Ltd

  Letter from Department of Minerals and Petroleum 22 May 2007 confirming acceptance of the current EMP and details of a site meeting on any outstanding issues with respect to the EMP.

  Letter from Department of Minerals and Petroleum December 2007 confirming the adjustments to the environmental bond requirement.

In a review of this information with Mr Cole and subsequent discussions the principal Author has not been made aware of any material environmental or statutory issues that do or could impact on the ongoing operation of Stawell Gold mines and is satisfied that Stawell Gold Mines has in place a program of management to satisfy statutory requirements of the Mining Licence Min 5260.

Section 18 of this report summarises the results of past and recent metallurgical performance for the operation and the results of ongoing metallurgical testing to determine future plant recoveries and the optimum treatment regime for the ore. This information has been prepared based on information supplied by Mr Les Dunn (Metallurgical Manager, Stawell Gold Mines). The Principal Author, Dean Fredericksen has verified sufficient information to be satisfied that there is a strong relationship between actual plant performance and predicted metallurgical performance from test work to support the process utilised and the assumptions that have been utilised in preparation of this document.

6 Property Description and Location

For details of the property description the reader is referred to the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)". There has been no material change to the status of the property description. For completeness and ease of reference the existing figures and some description has been retained from the previous report.

6.1 Property Location

Stawell Gold Mines is located in the State of Victoria, 250km north-west of Melbourne and 2km from the township of Stawell (Figure 2). Stawell is a rural township of approximately 6500 people and is within the Northern Grampians Shire.

Figure 2 Map highlighting location of Stawell Gold Mine

6.2 Property Description

SGM's principal approval is its Mining Lease (MIN5260, Figure 3) issued by the Victorian

State Government under the Mineral Resources (Sustainable Development) Act 1990. This approval was first issued on the 31st May 1985 as ML1219 and has been amended on at least six occasions as a result of approved Work Plan variations. The current Mining Licence approval is active until 2020.

Figure 3 Location map of the MIN5260 lease. Grid is latitude and longitude as per GDA94

6.3 Legislation and Permits

SGM's principal approval, Mining license Min5260, is the applicable "right to mine" title over this land and is current to 2020. Attached to this title are a series of licence conditions that must be met and are the controlling conditions upon which an annual Work Plan and Work Plan variations are filed with the regulatory authority.

Apart from the primary mining legislation the Mineral Resources (Sustainable Development) Act 1990 (Vic) operations on MIN5260 are subject to the additional following legislation and regulations for which all appropriate permits and approvals have been obtained:

Acts

  Extractive Industry Development Act 1995 (Vic)
  Environment Protection Act 1970
  Mines Act 1958
  Planning and Environment Act 1987
  Environmental Protection and Biodiversity Conservation Act 1999
  National Environment Protection Council (Victoria) Acts 1995
  Flora and Fauna Guarantee Act 1988
  Catchment and Land Protection Act 1994
  Archaeological and Aboriginal Relics Preservation Act 1972
  Heritage Act 1995
  Forest Act 1958
  Dangerous Goods Act 1985
  Mines Safety and Inspection Act 1994
  Drugs, Poisons and Controlled Substances Act 1981
  Health Act 1958
  Water Act 1989
  Crown Land (Reserves) Act 1978
  Radiation Act 2005
  Sustainability Victoria Ac 2005 t
  Country Fire Authority Act 1958

  Conservation, Forests and Lands Act 1987
  Wildlife Act 1975

Regulations

  Dangerous good (Explosives) regulations 2000
  Dangerous good (Storage and Handling) regulations 2000
  Mines safety and Inspection regulations 1995
  Forest Fire regulations 1992
  Biodiversity Conservation Regulation 2000
  Drugs, Poisons and Controlled Substances 9Commonwealth Standard) Regulations 2001
  Mineral Resources (Infringements) Regulations 1991
  Environmental Protection (Vehicle Emissions) Regulations 2003

Stawell Gold Mines is operating under a Work Plan submitted as required under section 3 of the General Licence Conditions of Mining Licence (MIN5260). A key component of the Work Plan is an Environmental Management Plan the most recent of which was submitted to the Department of Primary Industries Victoria for approval in April 2007. A requirement of the General Licence Conditions of Mining Licence is to maintain the EMP. Stawell Gold Mines is in the process of preparing a variation to the current workplan to undertake a planned extension to the current tailings facilities in 2009.

Regular reviews of legislation and regulation requirements are completed and Stawell Gold Mines maintains all required statutory approvals to continue with mining operations.

An environmental bond for the project of AUD$4,547,738 is lodged with the Department of Primary Industries Victoria. Rehabilitation for the project is ongoing and SGM has entered into a cooperative research project with the University of Melbourne to conduct rehabilitation trials to prepare the rehabilitation program for eventual closure of the operations. Other than the rehabilitation bond the project is not subject to any other environmental liabilities.

6.4 SGM Local Survey Grid Reference

All survey data on MIN5260 is collected and stored using modified AMG co-ordinates, based on Australian Map Grid AGD 66 (zone 54). The convention is to drop the first digit of the northing, so 5896000N becomes 896000N. Easting is unchanged.

The mine RL is calculated as AHD-300m (where AHD is Australian Height Datum) and displayed as a negative number below surface. The RL origin is at 303.60 AHD, measured at a trigonometric station located adjacent to the mine on Big Hill, Stawell.

The principal local grid in use within the Mine Lease is the Stawell Gold Mine Grid (also referred to as the "45 degree grid") as shown in Figure 4. This grid is orientated 45 degrees west of AMG north and has its origin at 5890137.479N and 659498.820E. It is convention to divide the northing by 20 and refer to this as the section northing line, i.e. northing 6200 becomes 310 section line. Additional local grids are used as required for presentation of geological information as required.

Figure 4 Local Mine Grid used at SGM

7 Accessibility, Climate, Local Resources, Infrastructure and Physiography

For details on accessibility, climate, local resources and Infrastructure the reader is referred to the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)". There has been no material change to the key areas covered in this section of the document.

7.1 Infrastructure

The operational infrastructure layout for Stawell Gold Mines is detailed in Figure 5 Surface Infrastructure

There have been no material changes to the surface infrastructure during the reporting period

7.1.1 Underground Mining Infrastructure

Underground Mining infrastructure changes relate to ongoing extensions of the main decline and associated support infrastructure, power, dewatering and ventilation which are considered part of the normal mining cycle.

Figure 5 Plan showing the location of MIN 5260, Stawell Gold Mines operational infrastructure.

8 History

For full details on the history of the Stawell Project the reader is referred to the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)".

8.1 Historical and Modern Production

Stawell is a historic goldfield having produced approximately 2.7Moz of gold between 1853 and 1926 from both alluvial and hard rock sources. Since the commencement of mining in the modern period, 1984, until June 2008, 1,845,943 Ounces have been produced from the Stawell ore body. A Summary of annual gold production is shown in Figure 6. Ore treated and treated head grade are shown in Figure 7.

Figure 6 Annual Gold production in ounces since 1984

Figure 7 Annual Processing plant tonne throughput and head grade since 1984

9 Geological Setting

For details on the Geological Setting of the Stawell Project the reader is referred to the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)".

Whilst there has been ongoing collection of geological information there has been no material change to the current geological understanding of the deposits other than development a more detailed geological model for the GG6 area which is described in Section 19 and Appendix J. Diamond drilling has continued within the previously defined limits of the mineralised system and during the reporting period has not extended the previously known limits of the mineralised system as defined by Figure 8, Figure 9 and Figure 10.

4500E
5000E
5500E
SURFACE
Stawell Fault
Central Lode
MAGDALA
-500MRL
EAST MAGDALA
SOUTH FAULT
GG1
-1000MRL
GG5
GOLDEN GIFT
GG5 Lower
Coongee Break
-1500MRL
GG6
-2000mRL
MINE GRID
4000 E
4500 E
5000 E
5500 E
6000 E
400XS
380XS
360XS
340XS
320XS
300XS
280XS
260XS
240XS
220XS
200XS
8000N
7600N
7200N
6800N
6400N
6000N
5600N
5200N
4800N
4400N
4000N
MIN5260
DECLINE
XS 300 start pt
658084.603E
5897208.545N
(AMG AGD66)
XS 300 end pt
659498.815E
5898622.758N
(AMG AGD66)
Cross Section Geological Legend
Porphyry
Mineralisation
Leviathan Formation
Albion Formation
Volcanogenics
Basalt
Fault
Stawell Gold Mines
MAGDALA MINE
300 Cross Section
(Mine Grid)
Scale
0m
500m

Figure 8 Mine Geology Cross-section highlighting architecture of the Magdala and Golden Gift ore bodies.

Stawell Gold Mines
MAGDALA and WONGA
GEOLOGICAL INTERP
AT 1000MRL
SCHEMATIC PLAN
MINERALISATION
BASALT
VOLCANOGENICS
ALBION FORMATION
PORPHYRY
GRANITE
0
500metres
Scale
400XS
350XS
300XS
250XS
200XS
150XS
Stawell Fault
MAGDALA
South Fault
GOLDEN
GIFT
East
Magdala
Wildcat Porphyry
Stawell Granite
4000E
5000E
6000E
7000E

Figure 9 Plan view geological interpretation of the Stawell structural and stratigraphic architecture at 1000mRL.

S
N
WONGA
DECLINE
MAGDALA
500mRL
Stawell Granite
1000mRL
1500mRL
Seafoam Fault
GG1
GG2
GG9
U3
C7
GOLDEN GIFT
GG5
GG3
GG6
Scale
0
500m
STAWELL GOLD MINE
Longitudinal Projection
December 2007
RESERVE / INDICATED RESOURCE BLOCKS
INFERRED RESOURCE AREA
MINED AREAS
DECLINES
BASALT
PORPHYRY
FAULT BLANK
FAULT
PROJECTION LINE
SOUTH END
(AMG AGD66)
PROJECTION LINE
NORTH END
(AMG AGD66)
MAGDALA
DECLINE
4000 E
4500 E
5000 E
5500 E
6000 E
LONG PROJECTION MINE GRID LAYOUT

Figure 10 Stawell Mine Long Projection showing the location of the Mineralised ore blocks. The geological and spatial relationship between the Magdala, Golden Gift and Wonga deposits can seen clearly be seen

10 Deposit Types and Mineralization

For details on the deposit types and mineralisation of the Stawell deposits the reader is referred to the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)".

11 Ore Types

Whilst there have been further additions to the identified mineral resources during the period this additional mineralisation is the same as or very similar to previously described mineralisation types and the reader is referred to the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)".

12 Exploration

A detailed discussion of the historical exploration programs and discoveries was made in the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)". Discussion in this section is limited to the results of exploration programs completed over the period January 2008 – June 2008 and details of proposed ongoing exploration programs.

All Exploration activities conducted on MIN5260 are undertaken by Stawell Gold Mines employees utilising contract surface and underground diamond drill teams. The main drill contractor utilised during 2008 has been Deepcore Drilling. The procedures adopted for exploration are as discussed in Sections 13 – 15 of this report.

12.1 Current Exploration

During the period ongoing resource definition drilling and grade control drilling has been completed in and around the previously identified mineral resources in both the Golden Gift and Magdala orebodies. This work has been conducted by the SGM Mine Geology group and will not be detailed in this report.

In addition to the mine geology activities a significant exploration program has been undertaken with surface drilling being completed in both the Wonga open pit and Davis open pit areas and underground exploration diamond drilling completed to test the Golden Gift South and North Magdala targets. Additional Infill and strike length extension drilling continued to define the Golden Gift 6 ore body.

Total geological expenditure for the period January to 30 June 2008 was $5.38M which includes the Mine Geology operational expenditure. A breakdown of expenditure is included in the Table 4.

2008 YTD
Area	Expenditure H1
Grade Control	$2,024,500
Resource Definition	$394,300
GG6	$961,850
GG South	$660,800
North Magdala	$754,700
Wonga Pit	$583,612
Total	$5,379,762

Table 4 2008 Expenditure by area for the period January to 30 June 2008.

12.1.1 Wonga Pit

12.1.1.1 Gravity Survey

A detailed gravity survey was carried out on the areas surrounding the Wonga Open pit mine by Haines Surveys Pty Ltd. The survey took place in April, 2008 and comprised 255 detail gravity stations at 50m intervals in 10 east-west lines spaced 200m apart. The aim of the survey was to aid in delineating basalt domes at depth in the vicinity of the Wonga mine. Historically, areas of coincident, anomalously, high gravity and magnetic areas have been used to target the denser Cambrian basalt domes within sequences of lower density and magnetic Cambrian metasediments. Station locations were determined using GPS measurements taken using Trimble 4000 series geodetic receivers and detailed gravity measurements were taken using a Scintrex CG5 instrument. Final collation of this data is pending.

12.1.1.2 Reverse Circulation Drilling

A program consisting of 25 RC holes for a total of 1526m was undertaken from 30th April 2008 to the 15th May 2008. The RC program was designed to test both the northern extension of the main Hangingwall Structure mined in the Wonga open pit and repeat link structures, such as those mined in the Brummigan pit to the immediate south east of the Wonga pit (Figure 11). Drillholes also targeted low grade halo mineralisation in the south east of the Wonga Pit which was interpreted to lie between the hangingwall and link structures.

Holes SP552-554 were drilled to the immediate north of the existing Wonga open pit testing shallow oxide targets. SP555, SP556, SP558 and SP562 were drilled to the north east of the Wonga pit with each hole intersecting a zone of fine grained sulphides at approximately 60m downhole. The sulphidic zone ranges in downhole length from 45m to 75m. The fine grained sulphides are typical of Wonga style mineralisation and are interpreted to be the northern hangingwall structure. Interpretation and modelling with the view of obtaining a resource estimate and updating mining studies is expected to be complete by December 2008. Significant results are shown in the Table 5.

12.1.1.3 Wonga Diamond Drilling

A number of drillhole collars were completed with the RC drilling methods and completed with diamond drilling methods. This work began in late May and a total of 13 holes for a total of 1362m were drilled. Due to the priority placed on Golden Gift 6 and North Magdala, assays results were not available at the end of the reporting period.

Hole No.	From (m)	To (m)	Downhole	Grade (Au g/t)
			Interval (m)
SP554	13	18	5	2.0
SP555	45	52	7	2.6
including	50	52	2	5.3
SP559	15	16	1	7.1
and	35	36	1	8.2
and	49	50	1	4.7
SP570	13	14	1	2.5
and	46	50	4	5.2
including	47	49	2	8.2
SP571	32	33	1	2.6
and	38	39	1	2.2
and	45	47	2	2.4
SP572	12	13	1	4.6
SP575	29	33	4	2.5

Table 5 Significant intercepts from the Wonga drilling campaigns completed January – June 2008. The results are reported above a nominal cutoff of 2.0g/t Au., No estimates of true width have been made.

660,250 mE
660,500 mE
660,750 mE
5,896,300 mN
5,896,250 mN
5,896,000 mN
5,895,750 mN
Albion Road
SP556
SP557
SD643
SP552
SP558
SP559
SD641
SP561
SP553
SP560
SD640
SP563
SD642
SP562
SP564
SD639
SP565
SP554
SP555
SP576
No.5 DAM
WONGA
PIT
WONGA
MULLOCK HEAP
SP575
SD645
SP567
SD644
SP569
SP566
SP568
SD638
SP570
SD636
SP571
SP573
SD637
SP574
SP572
SD635
CLAY SHOOTING
SPORTS COMPLEX

Projection MGA(zone54) GDA94

0 100 200m
SCALE

SP574 RC Drillhole

SP572 SD635 RC Drillhole with diamond tail

Northgate

MIN5260
WONGA TARGET
DRILLHOLE LOCATION PLAN

Figure 3

Figure 11 Drillhole location plan Wonga RC and Diamond drilling 2008

12.1.2 Davis Pit RC Drilling

The Davis pit was mined previously to a depth of 50m (-65mRL) and partly backfilled with waste starting from the south end where the previous ramp exit is located. This area comprises a component of the surface Mineral Resource and Davis open pit Mineral Reserve as reported in this document. The objectives of this small drill program shown in Figure 12 was to test the current interpretations at a reduced hole spacing ( 10m) than the currently available drilling data ( 20m spacing's).

Out the planned 11 RC holes 7 were successfully completed during May 2008. The remaining holes were abandoned due to the Rig constraints (size, mobility) and site access constraints. A summary of significant results is shown in the Table 6. A review of the results show a good correlation of the infill results with the existing geological interpretations and grade models

			Downhole
Hole No.	From (m)	To (m)	Interval (m)	Grade (Au g/t)
SP579	66	69	3	2.0
SP580	75	80	5	2.9
including	79	80	1	5.7
and	83	90	7	2.8
including	86	89	3	4.2
SP581	64	77	13	3.6
including	68	69	1	12.6
SP582	44	54	10	2.1
including	49	50	1	4.2
including	52	53	1	3.1
SP583	51	55	4	7.2
including	51	54	3	8.8

Table 6 Significant Results Davis Pit Drilling Campaign to August 200. Results are reported above a nominal 2.0g/t cutoff.

Figure 12 Drillhole location plan Davis Pit RC drilling 2008

12.1.3 North Magdala

The North Magdala prospect is the northern, down plunge extension of the Magdala Lode above the South fault and is restricted above by the Scotchmans fault and below by the Wildcat porphyry. The eventual convergence of these two major structures is interpreted to be approximately 1.2km north of current mining operations. The extension of Magdala mineralisation has already been confirmed by diamond drillhole SD622 (7.85m at 10.0 g/t) as far north as 600m from current operations.

The program aims to infill on a 60x60m spacing surrounding previously drilled holes and then to test for mineralisation further north on a 150x60m spacing.

Underground drilling is being completed from the West Decline (Figure 13) which was established in 2002 and has been used previously as a platform to explore for extensions to the mineralised system. Drilling started in May 2008 with 6 holes for a total of 2001.6 metres drilled to the end of July 2008. Drilling is ongoing at the end of the reporting period Significant results available for reporting are shown in Table 7 and also in Figure 13.

Hole No.	From (m)	To (m)	Downhole Interval (m)	Grade (g/t)
MD5300	353.8	354.7	0.9	6.8
and	356.7	357.6	0.9	2.4
and	361.3	365.6	4.3	7.3
incl.	363.2	364.3	1.1	21.1
MD5326	314.1	320	5.9	13.7
MD5328A	331.3	333.6	2.3	2.8
and	338.3	339.9	1.6	2.3
MD5349	279.5	280	0.5	3.6
and	285.9	286.4	0.5	2.3
and	351.6	353.3	1.7	10.5
incl.	352.8	353.3	0.5	25
MD5357	452.1	458.5	6.4	5.3
incl.	454	455.2	1.2	18.8
and	461.9	463.5	1.6	6.4
and	475.5	479.4	3.9	8.7
incl	477	479.4	2.4	11.6
MD5362	273.8	275.2	1.4	3.3
and	282.1	283.7	1.6	2.6
and	349.9	352.4	2.5	3.1

Table 7: Significant Results North Magdala Drilling Campaign to August 2008.

STAWELL GOLD MINE
NORTH MAGDALA TARGET
LONGITUDINAL PROJECTION

S
N
DECLINE
SD622
MAGDALA
500mRL
1000mRL
GOLDEN GIFT
NORTH MAGDALA
SD622
9.4m @ 8.4g/t
1500mRL
AREA OF INTEREST
STAWELL GOLD MINE
Longitudinal Projection
(Refer Fig.7 for grid location)
Lithology
Fault
Basalt Dome
Porphyry
Fault Blank
Reserve/Resource
Stoped Blocks
Reserve Blocks
Inferred Resource Blocks
0
1000m
280XS
300XS
320XS
340XS
360XS
380XS

900mRL
1000mRL
1100mRL
1200mRL
1300mRL
Crest of 'A' Basalt
Crest of Dukes Basalt
NORTH MAGDALA
Longitudinal Projection
Porphyry intersection
Fault intersection
Basalt Domes
C7
C7 NB Inferred
Drill Intercept (previous drilling) (Downhole length)
Drill Intercept (2008 drilling) (Downhole length)
Drill target planned Phase 1
Drill target planned Surface
0
100m
SD598CW2
4.6m @ 7.5g/t
MD3258
5.0m @ 6.0g/t
MD4543
4.3m @ 4.7g/t
MD5349
0.5m @ 3.6g/t
MD5349
1.7m @ 10.5g/t
MD5328A
1.6m @ 2.3g/t
3g/t contour
MD4583
3.0m @ 4.5g/t
MD3092W1
6.4m @ 8.8g/t
MD4575
7.9m @ 8.3g/t
SD606W1
1.0m @ 3.4g/t
MD4666
6.3m @ 4.0g/t
SD622W1
3g/t contour
TARGET ZONE A-B
South Fault/Dukes Basalt intersection
TARGET ZONE DUKES FLANK
MD3092
13.7m @ 4.7g/t
& 10.4m @ 3.1g/t
MD5326
5.9m @ 13.7g/t
MD3093
4.2m @ 11.0g/t
Wildcat Porphyry/Dukes Basalt intersection
MD5300
0.9m @ 6.9g/t
0.9m @ 2.33g/t
2.4m @ 14.1g/t
SD622
9.4m @ 8.4g/t
Open down plunge
Wildcat Porphyry/'A' Basalt intersection
360XS
365XS
370XS
375XS
380XS
390XS
395XS

Figure 13 Longitudinal projection of North Magdala prospect showing significant intercepts.

12.1.4 Golden Gift 4

Golden Gift 4 lies down dip and to the north of Golden Gift 1. Two holes, MD5137 and MD5138, were drilled to test basalt contact mineralisation in the GG4 prospect for a total of 308.3 metres. Drilling revealed only small mineralised zones with no significant assays results returned. GG4 has been downgraded as a prospect and no further drilling has been scheduled.

12.1.5 Golden Gift 6

The Golden Gift 6 (GG6) exploration program began in 2007 targeting the area below the basal fault of the Golden Gift 5 Lower (GG5L) ore block to identify if further offset ore blocks existed. An initial discovery and scoping drill program had been completed in November 2007 which broadly outlined the geological entities within the potential resource area.

This drilling was not adequately spaced to enable robust resource estimation and a program of nine additional drill holes was initiated to infill to a nominal 40m x 50m pattern. The outcomes of this program completed in May 2008 provide a much greater understanding of the structural controls on the potentially mineralised envelopes and also to provide an initial data set from which it was possible to complete preliminary Mineral Resource and Mineral Reserve estimates.

Further diamond drilling was completed throughout May and June 2008 resulting in a total of 32 diamond drillholes completed to define the GG6 Mineral Resource and mineral Reserves as reported in this document.

There are three styles of mineralisation identified in Golden Gift 6 area. The stockworks zone mineralization consists of pyrrhotite associated with weak to moderate chlorite altered host rock. Stockworks zones occur interspersed with sub-ore-grade grad zones of weakly altered chlorite volcanogenic or iron-rich sediment. Quartz shear zones containing graphite and chlorite alteration are also present.

The basalt contact zone mineralization is higher grade than the stockworks zone and is hosted within strongly chlorite altered volcanogenic or iron-rich sediments. Sulphide mineralization consists of coarse arsenopyrite up to 20mm with recrystallised pyrrhotite and minor pyrite. Quartz tension veins up to 0.75m wide are a common feature in the basalt contact zone. Another feature common in the immediate contact zone with the basalt is abundant silicification of the host rock in bands up to 1m wide. A narrow package of weakly iron and sulphide altered sediment separates the basalt and stockworks zones.

In addition to the basalt contact and stockworks zones of mineralization, a third mineralized horizon, a waterloo zone, is indicated by holes MD5234 and MD5253. It has not yet been possible to define Mineral Resources within this geological environment.

At the time of reporting there are four drill holes awaiting logging and assay results (MD5351, MD5354A, MD5364, and MD5367).

In addition to the intercepts that define the Mineral Resource reported in this document there are five strongly mineralised intercepts below the Gamay Fault (Figure 14) down to a depth of 1700mRL. These will be subject to follow up exploration at a later date.

Hole No.	From (m)	To (m)	Downhole	Estimated	Grade (g/t)
			Interval	True Width
			(m)	(m)
MD 5077A	376.2	390.4	14.2	7.9	2.5
MD 5078	329.1	346.1	17.0	8.4	5.3
MD 5135	295.2	314.5	19.3	5.0	3.4
MD 5156	385.0	385.4	0.4	0.2	2.5
MD 5242	261.3	272.4	11.1	5.2	2.7
MD 5267	307.8	313	5.2	1.5	2.2
MD5280	284.9	293.7	8.8	3.4	3.6
MD5348A	333.2	349.0	15.8	6.9	2.9

Table 8: Significant Results Stockworks GG6 Drilling Campaign to June 2008.

Hole No.	From (m)	To (m)	Downhole	Estimated	Grade
			Interval (m)	True Width	(g/t)
				(m)
MD5077A	402.0	406.0	4.0	2.2	11.0
MD5078	375.4	383.1	7.7	3.0	18.5
MD5094	360.5	364.1	3.6	1.7	23.1
MD5104	328.4	355.7	27.3	8.2	2.8
MD5105	247.0	255.2	8.2	4.8	2.5
MD5139	243.5	249.6	6.1	1.9	6.4
MD5139	341.3	346.5	5.2	1.9	10.1
MD5139	353.3	358.0	4.7	1.7	10.9
MD5234	270.6	272.5	1.9	1.0	12.7
MD5242	305.5	307.9	2.4	1.1	21.2
MD5267	242.5	258.6	16.1	7.0	11.5
MD5267	344.7	349.7	5.0	2.2	21.4
MD5280	308.3	315.1	6.8	2.2	3.0
MD5280	351.6	376.4	24.8	10.1	5.9
MD5281	339.3	345.2	5.9	3.0	8.5
MD5281	493.7	510.1	16.7	9.6	4.9
MD5281	525.0	531.0	6.0	3.5	13.6
MD5281	535.0	545.6	10.6	6.3	24.0
MD5282	423.0	432.5	9.5	5.0	8.0
MD5282	511.4	516.2	4.8	3.0	8.0
MD5301	245.3	276.7	31.4	15.5	6.8
MD5327	346.7	349.6	2.9	1.7	10.3
MD5327	353.0	368.5	15.5	7.1	3.1
MD5338	346.4	352.4	6.0	2.7	9.0
MD5338	352.4	355.8	3.4	1.6	30.4
MD5338	416.6	426.5	9.9	4.8	4.5
MD5348A	358.5	363.1	3.5	2.0	21.8

Table 9: Significant Results Basalt Contact GG6 Drilling Campaign to June 2008.

Figure 14 Longitudinal projections of the GG6 zone with significant basalt contact intercepts and grade contours included.

12.1.6 Golden Gift South

Golden Gift South lies to the south and along strike of the Golden Gift 5 and 6 areas. Results from GG6 showed the potential for multiple mineralised surfaces in the area along with the presence of large unfaulted basalt "flank positions" similar to the GG5 system. Due to the successful scoping program undertaken in Golden Gift 6 and the development of adequate drill platforms in GG5L exploration Golden Gift South was targeted in December 2007.

Originally designed in two phases, planned drill spacing was 150m x 100m, with the holes being drilled from the 1125mRL level. Phase 1 drilling included 3 separate areas above and below the Low Fault stretching from 284N south to 271N. Phase 2 drilling was designed to extend the results of phase 1 back to 251N. In all 14 holes were planned with a budget of $1.06M.

Five drillholes were completed of the original planned program. Of the five drill holes only two intercepted weak mineralisation (MD5183, MD5214W2) and three others intercepted a Porphyry Dyke in the expected mineralised position. Porphyry interaction with the potential mineralised horizon was seen in all five of the drillholes. The drilling program failed to meet its success criteria with a peak result of 3.0m @3.0 g/t Au. The high frequency of porphyry interaction was also a disappointing result.

Figure 15 Longitudinal projections of the Golden Gift South zone with drill hole traces.

12.2 Ongoing Exploration Program

A budgeted exploration program for 2008 was detailed in the previous Technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)".

A number of targets or project areas adjacent to the known deposits and contained within MIN5260 were proposed for ongoing exploration. These targets and revised exploration expenditure is shown in Table 10 and have all had various levels of exploration activity over recent years. Year to date expenditure detailed in Table 4. Locations of targets can be seen in Figure 16 and Figure 17.

	2008 YTD	2008	2008 Total
Prospect	Expenditure	Forecast	Forecast
		Expenditure	Expenditure
	H1	H2
GG6	$961,850	$195,692	$1,157,542
GG South	$660,800	$0	$660,800
North Magdala	$754,700	$3,083,490	$3,838,190
Wonga Gift		$0	$0
Magdala East		$0	$0
Wonga Pit	$583,612	$31,562	$615,174
Wonga Underground		$0	$0
Pleaseant Creek		$64,883	$64,883
Wildwood		$963,382	$963,382
Leviathan Gift		$300,000	$300,000
Sub GG6		$125,000	$125,000
Wonga Structural Modelling		$67,000	$67,000
Total	$2,960,962	$4,831,009	$7,791,971

Table 10 2008 M5260 Exploration targets and budgeted expenditure.

Near mine exploration will continue to remain the focus in the near future at Stawell. In addition to the $7.8M Exploration program proposed for 2008 Stawell Gold Mines has budgeted $AUD 3.2M for Mine Geology activities including 26,500 metres of diamond drilling. These activities are required to complete final mining development stope design to support mining activities.

12.2.1 Sub – GG6

Current drilling is drilled from GG5 and is at a high angle to the mineralization plane (~25° to mineralisation). To facilitate further drilling below the Gamay fault, dedicated drilling platforms are to be established in GG5 lower that will reduce the angle of intersection. The proposal is to drill 2-3 deep holes to scope the sub-GG6 blocks costing approximately $310,000. The measure of success for this program would be to show continuation of mineralisation at a similar grade seen in GG6 at depth.

12.2.2 Leviathan Gift

The Leviathan Gift target lies below the Wildcat porphyry and is a conceptual geological target. The offset of the Wildcat Fault is considered to be similar to the offset of the South Fault and therefore the Leviathan Gift target is more prospective to the north, along strike, of the Magdala basalt dome.

It is proposed to drill two holes into the Leviathan Gift target from the West Decline where the current North Magdala drilling is conducted. Drillholes drilled in the current North Magdala program may be used to reduce drilling costs for the first hole. A measure of success will be intercepting basalt below the Wildcat porphyry and a second hole will be targeted based on the findings of the first.

12.2.3 Wonga Gift Structural Study

It is proposed that Dr John Miller from the University of Western Australia be sourced to produce a structural framework for the southern part of the Magdala dome and in particular the re-emergence of the Golden Gift dome in the south, namely, the Wonga Gift target. This work will also focus on other near mine targets. John has been involved at Stawell in the past while at Melbourne University and played a role in the discovery of the Golden Gift ore bodies in 1999.

Figure 16 Longitudinal Projection highlighting the locations of 2008 exploration works

4500E
5000E
5500E
SURFACE
Stawell Fault
Central Lode
MAGDALA
-500MRL
EAST MAGDALA
SOUTH FAULT
GG1
-1000MRL
GG5
Coongee Break
GOLDEN GIFT
GG5 Lower
-1500MRL
GG6
-2000mRL
MINE GRID
4000 E
4500 E
5000 E
5500 E
6000 E
400XS
380XS
360XS
340XS
320XS
300XS
280XS
260XS
240XS
220XS
200XS
8000N
7600N
7200N
6800N
6400N
6000N
5600N
5200N
4800N
4400N
4000N
MIN5260
DECLINE
XS 300 start pt
658084.603E
5897208.545N
(AMG AGD66)
XS 300 end pt
659498.815E
5898622.758N
(AMG AGD66)
Cross Section Geological Legend
Porphyry
Mineralisation
Leviathan Formation
Albion Formation
Volcanogenics
Basalt
Fault
Stawell Gold Mines
MAGDALA MINE
300 Cross Section
(Mine Grid)
Scale
0m
500m

Figure 17 Cross Section highlighting the East Magdala exploration target for 2008

13 Drilling

13.1 Stawell Gold Mines Mineral Resource Definition Process

The Mineral Resource definition process at Stawell Gold Mines is a continuous process. Current Mineral Resources extend from surface to 1550mRL (effectively 1550 m below surface) and as such resource definition is an ongoing activity. Geological information is collected by a variety of methods with the objective of improving the confidence of the Mineral Resource estimates prior to and during the mining process including grade control drilling for development and stope definition. These geological processes and the data types gathered during each of these steps are summerised in Figure 18.

Given the continuous and ongoing nature of the Mineral Resource process the data utilised varies as the mining operations develop towards the resource area. A summary of the main drilling methodologies employees and data types utilised is as follows with specific details on the sampling and assaying methodologies given in Section 14 and sample intervals and the relationship to orebody geometries etc are discussed in components of Section 19.

  Surface RC Drilling

  Utilised for definition of near surface resources where diamond drilling is not required for detailed structural definition

  Utilised as a method for pre collaring deeper diamond drillholes

  Drilling completed using 5 ¼ " Face Sampling Hammers

  Samples collected from cyclone discharge

  Hole Depths vary but are generally less than 200m

  Drilling is conducted dry or with sufficient air to ensure collected samples are dry

  In some project areas casing andvancing technologies have been utilised to ensure drilling through fill produces reliable samples

  Undertaken by contract drilling personnel under the supervison of SGM geology

Activity Area	Target Type	Criteria	Resource Classification	Geological Data available

Exploration	Conceptual Targets	• Conceptual geological model		• Geophysics
		• Geophysical anomaly		• Mapping
		• Geochemical anomaly		• Wide spaced Exploration Drilling
• Conceptual geological models

	Confirmed Targets	• Geological model confirmed by drilling		• Wide Spaced Exploration drilling
		• Mineralisation confirmed by drilling		• Assay information
• Drill logs
	Scoped targets	• Geological continuity established	Pre resource,	• Broad spaced Grid Drilling
		• Ore grade intersections established	Resource Target	• Detailed cross sectional interpretations
		• Preliminary geological model established		• Assay information
		• Drill spacing 300 m X 120 m		• Drill logs
• Geological models

Resource Definition		• Geological continuity confirmed	Inferred Resource	• Regular Grid Drilling
		• Ore grade intersections continuous		• Detailed cross sectional interpretations
		• Geological interpretation modelled		• Assay information
		• Geostatistical model established		• Drill logs
		• Drill spacing 150 m X 60 m		• Geological models
• Geostatistical model
• QA/QC analysis
		• Geological continuity confirmed	Indicated Resource	• Regular Grid Drilling
		• Ore grade intersections confirmed		• Detailed cross sectional interpretations
		• Geological interpretation modelled		• Assay information
		• Geostatistical model		• Drill logs
		• Economic analysis		• Geological models
		• Drill spacing 40 m X 30 m		• Geostatistical model
• QA/QC analysis
Grade Control		• Confident Geological continuity	Indicated Resource	• Close Grid Drilling
		• Ore grade intersections confirmed		• Detailed cross sectional interpretations
		• Geological interpretation modelled		• Assay information
		• Geostatistical model		• Drill logs
		• Economic analysis		• Geological models
		• Drill spacing 15 m X 15 m		• Geostatistical model
• QA/QC analysis
		• Confident Geological continuity	Measured Resource	• Close Grid Drilling
		• Ore grade intersections confirmed		• Detailed cross sectional interpretations
		• Geological interpretation modelled		• Assay information
		• Geostatistical model		• Drill logs
		• Economic analysis		• Geological models
		• Level Development above and below		• Geostatistical model
		• Drill spacing 15 m X 15 m		• QA/QC analysis
		• Open-hole sludge drilling		• Development face mapping sheets and ore runs
• Open-hole sludge drill geological data

Figure 18 Stawell Gold Mines geological processes and approximate drill spacings

  Surface Diamond Drilling

  Primarily used in initial Exploration programs, near surface resource definition and to provide structural and geological information in near surface RC drilling programs

  Drilling by wireline methods.

  Hole sizes PQ3, HQ3, NQ3, HQ2, NQ2, BQ2

  Hole depths vary from <100m to >2000m

  Directional drilling utilised for specific tasks Core Orientation devices often utilised to aid in structural interpretation

  Undertaken by contract drilling personnel under the supervison of SGM geology

  Underground Diamond drilling

  Utilised at all stages of the geological process, Exploration, Resource definition and grade control

  Drillng by conventional and wireline methods

  Hole sizes HQ3, HQ2, NQ2, BQ2, LTK60, LTK48 (Not used post 1997)

  Hole depths vary from <50m to 1200m

  Directional drilling utilised for specific tasks

  Undertaken by contract drilling personnel under the supervison of SGM geology

  Open Hole percussion sampling "Sludge Sampling"

  Utilised after development of ore drives for final stope definition

  Hole sizes 89mm open hole o Hole depths vary from 5m – 25m

  Samples of cutting of variable length are collected primariliy for geological logging of the chips to identify major faults and geological contacts

  Undertaken by SGM production blasthole rigs

13.2 Extent of Drilling

The details of the drilling completed at Stawell Gold Mines for the life of the project are shown in Table 11. The extent of this drilling relative to the overal mineralised system at Magdala, Golden Gift and Wonga is shown and Figure 19. These holes have been progressively drillied and large portions of the material informed by this drilling has been mined to date.

Figure 19 Stawell Longitudinal projection showing the extent of all drilling completed up to the end of June 2008

	Surface	Magdala	Wonga
Period	Diamond	Underground	Underground	Surface
		Diamond	Diamond	RC	Total
	(m)	(m)	(m)	(m)	(m)
Pre 1997	107,809	151,533	33,508	14,497	307,348
1998	6,569	26,497	1,041	20,336	54,444
1999	11,973	37,104	1,210	1,147	51,434
2000	5,734	54,015	0	0	59,750
2001	9,192	53,603	0	0	62,795
2002	0	60,718	0	0	60,718
2003	0	25,070	0	0	25,070
2004	16,607	45,288	0	155	62,049
2005	25,039	56,080	0	0	81,120
2006	1,904	40,051	0	1,897	43,852
2007	0	39,268	0	0	39,268
2008YTD	1,296	24,823	0	2,115	28,234
Totals	186,123	614,050	35,759	40,147	876,082

Table 11 Drilling metres summary by drilling method for Stawell Gold Mines. This is the entire databse that informs Mineral resources reported for MIN5260.

13.3 Drilling Process

A flowsheet of the diamond drill process from design to implementation is shown in Figure 20.

The diamond drill contract personnel provide a daily record of drilling activities for all drill rigs. A copy of a daily drill record sheet is shown in Figure 21 Data from . the daily record sheet is entered daily to a site databse for tracking of drilling produciton and to enable tracking of drilling progress interogation at a latter date.

Geological personnel track the drillhole path and maintain in control of the daily activities of all drill rigs including which drillers were responsible for various sections of the hole should there be issues with core presentation or downhole depths that require clarification. A regime of regular rig audits and inspections are also used to assist with maintaining the high level of core presentation and sample quality. These drill records are kept indefinetely enabling review of drill hole information many years after completion of drilling.

SGM Diamond Drill Flowsheet

March 2008

Drill request raised by geologist
Indicate collar location, planned depth, dip and azimuth (planned hole path), core size
Breakthrough and safety checks performed
Drill request issued
Database adminstrator
Planned hole path details entered to geological drill database
Surveying
Collar location and azimuth set out by surveyors
Drilling by contract personnel
Initial downhole survey at 15m then every 30m thereafter
First survey checked against drill request, geologist contacted if discrepancy
Depth, dip, azimuth and magnetic intensity recorded
Core runs measured by depth of rods in hole
Core placed in core trays. Blocks indicating downhole depths are placed at the end of each core run (placed to nearest 5cm)
On completion of the hole, wooden wedge with drillhole ID is inserted into the collar
Hole is grouted. re-insert wedge after grouting
Surveyors pick up actual collar position and provide to database manager
Surveys for campaign checked by geologist and any adjustments recorded

Figure 20 SGM Diamond drilling process flowsheet.

DEEPCORE

DAILY REPORT 12284

Date: 11/3/08 Shift: Day ☑ Night ☐

Rig No: 2 Client: S.S.M. Drill Site: 1295

Driller:	Y. BURNS	Start:	6	Finish:	6	Hours:	12
Offsider:	S. JACOBSON	Start:	6	Finish:	6	Hours:	12
Offsider:		Start:		Finish:		Hours:	

Down Hole Motor: NX ☐ Diamond Drilling: HQ ☐ NQ2 ☐ BQ ☐ LTK60 ☑ LTK48 ☐

Hole ID:	5259	Start:	72.2	Finish:	90.8	Bit Serial No:	
Hole ID:		Start:		Finish:	EOH	Bit Serial No:	
Hole ID:		Start:		Finish:		Bit Serial No:	
		Total Shift Metreage:			18.6	Total Hours Drilled:	8

Directional Work		Hours	Activity Times	Hours	Office Use
Pulling Rod String			Mine Safety Meeting	1/2	
Open Hole Survey			Site Travel	1	
Change Chuck & Rod Holder Jaws			Pre Start Check	1/2	
Run in Navi Tool ☐	Wedge ☐		Collar Hole		
Orientate Navi Tool ☐	Wedge ☐		Change Bit / Change Barrel		
Orientation Checks			Reaming		
Pull Out Navi Tool ☐	Wedge ☐		Condition Hole		
Navi Run:	Metres:		Mixing Mud		
Cut Lip @	Metres:		Rig Move: Site Dip/Az		
Reaming Off Wedge			Site Preparation		
1.5 metre Barrel Work			No Water		
Reaming Tool Work			No Air		
Liaise with Geologist ☐	Deepcore Supervisor ☐		No Power		
Other			No Ventilation		
			Surveys x2	1	
			Standby		
			Breakdown / Repairs		
			Tool-Box Meeting		
			Grouting		
			Mine Firing		
			Other CASB	1	
	Total Hours		Total Activity Time	4	

Surveys

Hole No. 5259	Hole No. 5259	Hole No.
Depth 75	Depth 90.8 EOH	Depth
Dip -2.6	Dip -2.3	Dip
Azimuth 200.9	Azimuth 200.0	Azimuth
Magnetics 5989	Magnetics 6000	Magnetics

Consumables Used Through Shift

Qty	Item	Size

Safety Instruction ☐ Warning ☐ Environmental ☐ Hazard ☐

From	To	Description of Safety Instruction / Warning / Environmental / Hazard

Training / Instruction During Shift

From	To	Description of Training / Instruction	Hours

ENTERED

Comments:

Driller's Signature

Client's Representative

WHITE COPY: CLIENT BLUE COPY: OFFICE GREEN COPY: REMAINS IN BOOK

Figure 21 An example of a daily drill record from an underground rig. Note this record includes downhole survey information that matches the individual survey records

13.4 Drill Spacing

Drill spacing varies for exploration, resource definition and grade control programs within the ranges as indicated in Figure 18. The appropriate Resource classifications indicated in this table are a guide only and each Mineral Resource area is classified based on a number of criteria that will be discussed in Section 19 of the report. Each of the Mineral Resource areas discussed in Section 19 of this report will have drilling at various hole spacings depending upon the stage of resource development and mining activities.

Initially the exploration drilling is carried out on broad spaced targets, and if the continuity of the structure is apparent, as in the case of known Basalt bodies the targets will generally be tested on centres 300m along strike and 120m downdip (300m x 120m).

When exploration is succesful in locating appropriately mineralised environements this spacing is closed down to approximately 150m along strike x 60m up and down dip. If updated geological interpretations completed at this drill spacing are able to demonstrate geological continuity and define sufficient grade to complete and define a Mineral Resource it is possible to classify the defined Mineral Resources as Inferred.

Ongoing drilling will be completed once appropriate drill platforms can be established to enable the drill spacing to be reduced to 30m x 40m centres. At this spacing if the geological and grade continuity is well constrained a Mineral Resource could be classified as Indicated Resource. Generally at this stage final mine design and scheduling is possible and capital development infrastructure can be designed and commenced to access the area for mining including the design of appropriate platforms to complete ongoing Resource definition and grade control diamond drilling.

Grade control diamond drilling targets a drill spacing of at least 15m along strike by 15m up and down dip on the mineralised structures. This drilling is a component of the mine production process and is required to identify any small scale changes in geometry which will affect mining shapes. Where the geometries are complicated by faulting or other geological features then the spacing can locally be closed to 10m x 10m. Following this work detailed stope and development design is completed and ore development is designed and implemented under survey control. As a general rule only following development or sufficient close spaced diamond drilling will a Mineral Resource be classified as Measured.

As development is implemented every face or development round (3.3m Spacing) is visited by SGM geological personnel to map the location of the major contacted and structures exposed by the development. This information is critical in ensuring development is in the correct location and also to provide the detailed geological informaiton required for final stope extraction and stope tonnes and grade determination. Sludge Sampling programs are completed only where there is a requirement to gain additional geological information beyond that already available. Drilling is completed in fans of holes drilled up from the development locations (a typical fan is shown in Figure 22). These fans are only completed as required but may be as close as 8 – 10m along strike.

Figure 22. Typical sludge drilling fan completed from an ore development drive. The drive outline is shown as well as the geological mapping collected from each face location. The uphole drill fans are coloured by logged geology, green = potentially mineralised volcanogenics, yellow = Basalt.

13.5 Drillhole Orientation

Where possible drilling is oriented as perpendicular to the structures being tested as possible. The nature of the mineralisation at Stawell and the availability of suitable drill platforms in the underground environment will always result in compromises in the ability to obtain near perpendicular tests of the mineralisation. An example of the orientations of the drillholes through the GG5 Lower and GG6 Mineral Resource area is shown in Figure 23 and Figure 24. Similar drill hole orientations relative to the strike and dip of the structure exist in many of the Mineral Resource areas.

An exception to this is the Big Hill Resource area where drilling has been conducted on a regular 20 metre along strike intervals with the drillholes oriented perpendicular to the strike and dip of the main mineralisation system with an up and down dip spacing of 25 m.

Figure 23 Perspective view (left) and plan view (right) of the GG5 Lower mineralised domain and all underground diamond drillholes used to constrain the most recent Mineral Resource Estimate as documented in Section 19.

Figure 24 Long section view left, plan view centre and cross-section right of the GG6 mineralised domains showing all underground diamond drillholes used to constrain the most recent Mineral Resource Estimate as documented in Section 19

13.6 Collar Control Survey

All survey control for the underground drill programs is established by SGM survey personnel. Survey control points are maintained in the underground decline by SGM Survey personnel and these locations provide the control for all mark out and pick-up surveying that is conducted in the underground environment. On conclusion of drilling and hole grouting diamond drilling personnel will insert wooden wedge labelled with the drill hole ID into the collar of the hole. This provides permanent identification of the drillhole collar to ensure matching of surveying information to the correct drill hole collars. The collar survey information is entered in the SGM database by data managers. An example of the information supplied by SGM surveyors and the check list utilised to ensure appropriate information is collated is shown in Figure 25

The co ordinate system in use at Stawell is a modified version of AMG which is discussed in section 6.4. All survey data pertaining to the mining operation is stored in this co ordinate system.

Figure 25 Collar survey information and drillhole survey information checklist.

13.7 Downhole Survey Control

Downhole survey control is managed by utilising down hole cameras to survey the drillhole path. Electronic single shot instruments (REFLEX® and RANGER® tools) have progressively been used in preference to the Eastman® mechanical cameras since 2002 at Stawell as shown in Figure 26, and the vast majority of the downhole surveys of diamond drillholes that are utilised in the estimation of the Mineral Resource estimate detailed in this report have been made with Electronic single shot cameras. Some of the deeper surface diamond drillholes have been surveyed using a North Seeking Gyro instrument.

Downhole survey instruments routinely measure azimuth relative to magnetic north and declination (dip) relative to the horizontal. A correction is applied to convert Magnetic North to Grid North. The details of how this correction is currently applied is shown in Figure 27.

Figure 26 Plot of drillhole survey method (SE = Eastman Single Shot in Purple, SD = Electronic survey instrument in Blue) by time. Post the start of 2002 the standard survey instrument used has been an electronic single shot downhole survey tool.

Figure 27 Magnetic declination correctiosn as currently applied to SGM drillhole data.

Contract drilling personnel are responsible for providing survey information at pre-determinated spacings down the hole. The first survey is taken at 15.0m downhole and is efectively used as the collar survey. This depth is used as it reduces the influence of magentics associated with the drill rig and associated equipment. Subsequent surveys are taken at 30m spacings or where deemed neccesary by the supervising geologist closer intervals. The contract personnel record survey details on the daily drilling record sheet and also on a separate survey record sheet (Figure 28) from which the information is entered to the acQuire database system. The electronic instruments provide a direct reading of the magnetic field intensity at the survey locations. This reading can be used to determine if survey readings have been influenced by magnetic material downhole.

Figure 28 Current survey record sheets as supplied by the Underground diamond drill contract personnel

13.8 Down hole Survey Quality Control

Several quality control and quality assurance processes are in place to ensure that appropriate survey (downhole and collar) information is stored to the database. Apart from the Database Managers checklist as shown in Figure 25 a review sheet for the downhole survey information is provided to the responsible geologists such that this information can be validated and where required adjustemnts made to the survey information. A copy of this sheet is shown in (Table 12 ).

For longer drillhole traces the survey information is plotted to provide a graphical review of the information method is utilised where adjustments to the survey information can be made using the overal trend of the drillhole trace, Figure 29.

Figure 29 Example of the check plots used to correct downhole survey information.

Where clear issues have been identified with the validity of the survey information and adjusted surveys enetred the original surveys are given a lower priority in the database system. A record of survey methods and or adjustments are maintained in the main acQuire database as part of the audit trail.

Stawell Gold Mines personnel utilise a survey camera test bed with known azimuth and dip for for routine checking of downhole survey cameras. This test bed (Figure 30) is located on the surface well away from any potential magnetic sources and is utilised by contract drilling personnel to routinely check camera performance and determine if equipment requires servicing or re-calibration.

Table 12 An example of drillhole collar survey information provided by SGM survey personnel and the check list used the database manager to ensure appropriate information is loaded to the database. Note some corrections to erroneous data have been made as indicated by the penciled changes.

Figure 30 Photograph of the SGM survey camera test bench

14 Sampling Method and Approach

14.1 Diamond Drillcore Processing

All diamond drill core is delivered to the Stawell Gold mines core processing facility by the diamond drill contractor. Diamond drill core is washed to remove grease and individual core trays photographed in a light controlled installation (Figure 31 prior to) laying out on benches ready for Logging by the site geologists. As part of the standard SGM geological procedures all core collected from diamond drill holes are photographed and a complete record of digital core photographs is available to assist in the geological interpretation process.

Figure 31 Stawell Gold Mines core photography installation.

A detailed flow sheet of core processing activities is shown in Figure 32. Prior to drillhole number MD2678 and SD607 the core photography was taken on film and stored as prints.

An example of the style of core photography that is available for all diamond drilling is shown in Figure 33.

SGM Core Handling and Sampling Flowsheet

March 2008

RIG SITE
CORE
Marking of core orientation
Transport to Core Shed
Cleaning and checking core tray labelling
Core photography
Layout trays
Core logging
Marking up for sampling
Allocation of sample IDs
Core cutting
Whole core
Core cutting
Save core 2m outside last sample interval. All other core thrown out
Sampling & bagging
Half Core sampling & bagging
Non-sampled half core to storage
Insert QAQC standards and blanks
Insert QAQC standards and blanks
Weigh sample bags (data for SG calcs)
Samples taken to SGM Lab for analytical preparation

Figure 32 Diamond Drillcore processing operations

Figure 33 An example of the diamond drillcore photographs stored digitally for all diamond drillcore.

This section of core belongs to Drillhole MD5063 which tests the GG5 Lower Mineral resource area.

14.2 Logging

All diamond drill core is logged by the site geological teams using a standardised logging legend. The data is captured electronically at the point of collection using a barcode logging "Datcol" software system. This system was developed on site in the mid 1990's and has remained the standard process since that time with the key tables for lithology, alteration, and structure and geotechnical information are populated during the logging process.

14.3 Core Recovery

During the logging process any lost core is estimated and logged as lost core with a specific start and end interval.

A review of database for recently drilled holes indicates excpetionally good core recovery throughout the deposit particulalry adjacent to the major mineralised zones. Where core is lost it is usually associated with significant faulting. Lost core is identified in the logging as "LOST" and as such there are very few if any assay intervals utilised in the Mineral Resource estimate where core recovery is less than 100%.

14.4 Diamond Drillcore Sampling

During the logging process the geologist will mark up the intervals of core for sampling. Not all diamond core is sampled. Historical sampling has identified the key lithological and structural units that will host mineralisation and the selection of units for sampling follows the protocols shown below

  All Magdala Facies, also known as 'Magdala volcanogenics' are sampled for assay.

  A minimum of 2.0 m into the hangingwall and or footwall is sampled

  Fault zones and zones of sulphide are sampled at the geologists discretion

  Magdala Basalt and Albion formation rock units are sampled at the discretion of the logging geologist

Not all diamond core is cut in half prior to sampling. Sampling of diamond drillcore follows one of two methods as detailed below.

  Exploration and Resource Definition – HQ or NQ drill programs

  Core is logged and geological derived intervals are marked up for sampling

  Sample intervals are matched to geological boundaries (structural or lithological) and fall within the range of 0.10m – 2.0 m. The average sample interval is approximately 1.0m

  For Resource definition drilling programs 1 in 5 holes is cut with a diamond saw prior to sampling and one half of the core sent for assay. The remaining half core is retained as a record within the core library. All other holes are sampled as whole core which is sent for sample preparation and assay as per the flowsheet shown in Figure 35. All holes deemed to be Explorations are ½ core sampled and the entire remaining core retained in storage on site at SGM.

  Grade control diamond drill programs – LTK60

  Core is logged and geological derived intervals are marked up for sampling

  Sample intervals are matched to geological boundaries (structural or lithological) and fall within the range of 0.10m – 2.0 m. The average sample interval is approximately 1.0m

  For grade control drilling programs drill holes are sampled as whole core with the entire sample sent for sample preparation and assay as per the flowsheet shown in Figure 35.

Detailed operating procedures for sampling of diamond drillcore are used at Stawell Gold Mines to ensure uniformity of process and prevent errors.

14.5 Diamond drillcore Sample Intervals

During the 2007 Calender year a total of 26,119.4 metres of diamond core was produced of which 5787.05 metres was sampled for assay.

The sample interval statistics for the 2008 year to date are shown in Table 13 and a histogram of the sample intervals for 2007 and 2008 YTD are shown in Figure 34. The average sample intervals demonstrated by the 2008 data is very similar to samples taken in 2007 and indicative of the complete data set utilised to estimate Mineral Resource at Stawell.

Average Diamond Core Sample Length (m)	0.93

Minimum Sample Length (m)	0.1

Maximum Sample Length (m)	2.4

Total Sampled metres	5787.05

Table 13 Diamond drill core sample interval statistics for samples taken during the 2008 year to date.

Figure 34 Histogram of sample intervals for diamond drillcore taken during the calendar year 2007.

14.6 RC Sampling

Specific details of the RC sampling methodologies for the Magdala Surface Mineral Resource estimate are given in the documentation in Appendix B. A summary of the RC sampling protocols that were utilised for this program and for other RC drilling that has been conducted on site are given below;

  All SGM RC sampling was carried out using the following protocol

  Generally the entire hole was sampled from the collar unless it was recognized as recent fill or material associated with the construction of the drill pads

  Samples were collected at 1.0 m sampling interval, bit pulled back and flushed between intervals

  Samples discharged into tightly fitting plastic sample bag from cyclone

  Sample transferred to a rectangular plastic tub the same size as the splitter

  Sample tipped into three tier splitter from plastic tub to ensure equal quantities available to all vanes

  1/12 sub split (nominally 3kg) collected in calico sample bag, tied and placed in lots of five into plastic bags

  Residue sample collected in original sample bag and transported to bag farm for storage

  Splitter cleaned by shaking/banging/brush/air compressor as necessary between samples

  Cyclone cleaned at regular intervals (completion of each hole minimum) by banging/checked by hand/arm

  Every 20th sample resplit to give a 2nd 3kg sample, field splits dispatched along with first splits

  Samples dispatched to Laboratory for analysis by Fire Assay. In the case of the Big Hill Mineral resource estimate all assaying was conducted at Aminya Laboratories Ballarat.

14.7 Reliability of Samples

It is the opinion of the Qualified Person that the drilling and sampling methodologies employed by Stawell Gold mines are of a high standard and provide representative tests of the ore body suitable for the estimation of Mineral Resources. Standard drill spacing's adopted by Stawell Gold Mines are appropriate for the various stages of Mineral Resource development and whilst other factors also contribute to decisions regarding classification of the Mineral Resources the drill spacing's discussed in this section enable appropriate geological interpretation and Mineral Resource classification decisions to be made.

15 Sample Preparation, Analysis and Security

The Qualified Person has reviewed the sample preparation, assay and sample security processes utilised at Stawell Gold Mines a summary of which is included in this section. All sampling and sample preparation is currently completed by employees of Stawell Gold Mines, the issuer of this report. The employees follow appropriate written procedures as documented in Sections 14 and 15 of this report.

15.1 Assay Laboratories

During the life of the Stawell Gold Mines a number of laboratories have been utilised for routine assaying of diamond drillcore and RC samples. The details of the laboratories and the periods for which assaying has been conducted are as follows;

  SGM site laboratory. Utilised intermittently prior to 1995 for assaying of diamond drill core and RC samples

  Non accredited company assay laboratory

  Assay method was 10g Aqua Regia with pre digest roasting and AA finish.

  Assaying of diamond drillcore and RC samples was discontinued in 1995 and the laboratory sample preparation and assay methods updated to industry standard practice.

  Now utilise a 25 g Aqua Regia method with pre digest roasting and AA finish

  Utilised for Metallurgical assaying, UG Face sample and other geological grade control sampling

  Undertake routine sample preparation of diamond drillcore samples – post 2004.

  WMC Ballarat Assay laboratory utilised prior to 1995 for assaying of diamond drillcore and RC samples

  Non accredited company assay laboratory

  Assay method was 10g Aqua Regia with pre digest roasting and AA finish.

  Assaying of diamond drillcore and RC samples was discontinued in 1995 and the laboratory sample preparation and assay methods updated to industry standard practice.

  AMDEL Laboratories - Adelaide SA

  ISO 9001 accredited

  utilised intermittently from 1995 through to present day

  Primary supplier of assay services during from 2004 – mid 2007

  Ongoing utilization for check assays

  SGM reduced reliance on AMDEL mid 2007as a result of very slow turnaround of assays results

  AMINYA Laboratories – Ballarat VIC

  Not accredited

  Primary supplier of Assay services for Diamond drillcore and RC samples period 1995 – 2004

  Discontinued in 2004

  Genalysis Laboratory Services – Perth WA

  Genalysis is a NATA accredited laboratory to ISO 17025.

  Provider of assay services during the period 2004 - 2006

  ALS Laboratory Group – Orange NSW

  ALS is accredited to ISO 9001 and ISO 17025

  Primary provider of assay services to SGM from August 2007 to present day

  15.2 Sample Preparation

The sample preparation protocol for diamond drillcore is shown in the flowsheet given in Figure 35 This sample . preparation flowsheet was developed in 1995 and has been in operation for all Stawell Gold Mines diamond core and RC samples since that time. During the period 1995 to 2004 all sample preparation was conducted by the assay laboratory facilities as detailed in section 15.1. In 2004 it was decided by site personnel to complete this task on site at the Stawell Gold Mines laboratory facility. The sample preparation follows the same process utilising modern sample preparation equipment.

  Primary Crushing to 75% passing 2.0 mm using a Boyd Crusher

  Splitting using a vibrating feed cone splitter

  Pulverising to 95% passing 75um using Labtechnics LM5 pulversing mills

By retaining responsibility for this work through the existing site based facility SGM has flexibility in sending the pulps only to a variety of assaying laboratories and also retain the coarse rejects on site for ongoing metallurgical testwork programs.

SGM Drill Core Sample Flowsheet Summary

Feb 2008

(SGM Prepping then Commercial Lab Fire Assay)

QAQC SAMPLES
LOGGING/SAMPLING
Corefarm
Core logged
SampleID allocated
samples 0.15 to 1.5m
Half-core samples
cut and split
3-10kg sample bagged
into calico bags
SGM standards
inserted
~ 1:20 ratio
3 SGM standards- SGM HighA
SGM LowA
SGM High
Assay of known standard
monitors accuracy
Assay Blank used
to monitor contamination
PREPARATION
SGM Laboratory
Dry @ 110°
~ 2hrs
SGM standard
Crush
75% <2mm
Split where
sample >3.0kg
3.0kg sample
Split sample monitors
sample preparation
and homogeneity
Split 1:10 samples 50/50
sample size <2.5kg
"B" added to sampleID
original sampleID
Pulverise
95% <75µm
Pulverise
95% <75µm
Sub sample
(scoop through bowl)
200g
Sub sample
(scoop through bowl)
200g
Excess reject retained
at SGM for
Metallurgical Testwork
ANALYSIS
Commercial Laboratory
ALS
Duplicate sample 1:20
(minimum 1 per batch)
Duplicate
monitors precision
Fire Assay analysis
30g sample
Fire Assay analysis
30g sample
Fire Assay analysis
30g sample
Repeat assay
if value > 30ppm
Repeat assay
if value > 30ppm
Repeat assay
if value > 30ppm
Re-assay monitors
repeatability

Figure 35 Stawell Gold Mines drill core sample preparation, assay and QA/QC flowsheet.

15.3 Sample transport and Security

Security of drillcore and samples is managed by maintaining records throughout the complete process from drilling, core processing, logging, sampling, sample preparation and assaying through to return of results.

Key record keeping utilised in managing sample and data security are;

  Daily drilling records are entered to the database which provide records of drillcore produced.

  Core is photographed within 24 hours of being delivered to the core processing facility.

  The Stawell Gold Mines sample processing facility is located on the Mine Lease within a security fenced area. All core stored here is only able to be accessed by SGM personnel.

  At the conclusion of logging a sample requisition sheet is generated listing sample numbers, assay standard insertion and assay requirements. This is loaded directly to the acQuire database enabling tracking of samples after this process.

  SGM personnel are trained in appropriate procedures for logging and sampling of the diamond drillcore and generate an Analytical Request sheet sheet outlining sample ID and assay requirements.

  The production of carefully labelled sample pulps for dispatch by registered posts.

The pulps are dispatched from the SGM prep laboratory to the assay laboratories using registered post or courier services. Consignments travelling by registered post ore courier services are required to be signed off by each leg of the postage route on arrival and can be tracked online. The assay laboratories are also required to send a statement informing SGM that the pulps have arrived and that the samples as detailed on the analytical request sheet can be accounted for.

15.4 Assay Methods

A summary of the laboratory methods utilised by the various laboratories is given in following Table 14. All assaying for gold that are utilised in the Mineral Resource estimates have been completed by Fire Assay method (30 – 50g charge weights) with AAS finish.

Laboratory	Lab Method	Description	Limit of detection
	Code		(ppm)

Aminya	PE01S	50g Fire Assay with AAS finish	0.01

AMDEL	FA1	40g Fire Assay with AAS finish	0.01

Genalysis	FA25 AAS	25g Fire Assay with AAS finish (used for	0.01
		repeats only)

Genalysis	FA50 AAS	50g Fire Assay with AAS finish (Standard	0.01
		method used)

ALS	Au-AA26	50g Fire Assay with AAS finish	0.01

ALS	Au-AA25	30g Fire Assay with AAS finish – Used	0.01
		post January 2008

Table 14 Laboratory assay method codes, descriptions and limits of detection.

For samples reporting below LLD, a value of 0.5xLLD is utilised as standard in resource estimation.

15.5 Database Storage and Integrity

All SGM drilling data is stored within the "acQuire" Database Management System. The database operates in an SQL Server framework and data security is established by having various levels of user access rights. SGM maintain a security access system where loading and manipulation of data is only conducted by one of two data managers. All geological personnel have access to the database for read only purposes.

Data validation occurs during upload of data to database using the acQuire DBMS. Checks include:

  All alphanumeric codes (eg lithology) are valid and not duplicated

  All numeric fields are within acceptable limits and not duplicated

  Sample from-to depths cannot be greater than the maximum hole depth

  Checks are performed for overlapping samples

  Analysis results are received from laboratory in fixed digital format. The load routine imports assay data matching against sample ID created during logging procedure.

Figure 36 Stawell Gold Mines QAQC review and actions flow sheet

Alpha analysis codes are stored as logged and/or reported eg NS (Not Sampled), IS (Insufficient Sample), <0.01. The database MetaAssayExport table records equivalent values which are substituted by client software (e.g. MineSight). The convention for defined values is a numeric value half detection limit for results at LLD, and for all other codes, -1 is substituted.

After data compilation is complete, it is critically reviewed by geologists with on-going scrutiny using logs, section/plan plotting and 3D modelling.

15.6 Stawell Gold Mines Assay QA/QC Process

The general flowsheet for the sample preparation and assaying including the Quality Assurance and Quality Control samples submitted to ensure this compliance is shown in Figure 35 .

A range of checks and resulting actions are in place to monitor the QA/QC of the Stawell data set as set out in the QA/QC flow sheet shown in Figure 36.

When monitoring these checks the following guidelines are followed:

  The first checks are regular submission of standards and blanks at the sampling stage

  If the standard assay is outside ±4 standard deviations from the known value then ~50% of that batch is automatically repeated. Entry is made into the SGM QA/QC diary to indicate which sample IDs have been repeated and the results of the re-assay

  If the blanks are not compliant checks are initiated to determine the cause of the non compliance and what remedial action is required

  This is followed by the use of splits of the crushed stage

  If the splits are outside of 10% of the initial assay investigations into the quality of the sample preparation for the batch is conducted

  The final check is the quality of the repeats and duplicates

  Where repeats or duplicates are outside of 10% of the original sample additional repeats will be requested to determine if it is a laboratory issues or associated with coarse gold within the sample

  Repeated assays are compared to initial assays with any action to be taken entered into the SGM QA/QC diary to indicate what actions respond to Batch and sample IDs.

  Monitoring of these checks is done within two days of the sample batch return and actioned generally no late than r seven days after the return date.

  Any actions taken during the monitoring process are recorded in the SGM QA/QC diary which was set up in September 2007 (Figure 37 ).

15.6.1 SGM Standard Reference Material

SGM Standard reference material has been prepared and certified by Ore Research and Exploration Pty Ltd (ORE) of Melbourne from samples of ore from the Magdala Mine. The details of the standards and when they were introduced to the system are shown in Table 15. Certification certificates are available in the SGM records.

Standard ID	Start/End Date		Gating Values		Comment
	Used

		Lower	Recommended	Upper
		Limit	Value	Limit
		1ó		ó 1

SGM Low A	June /	3.18	3.34	3.50
	Ongoing

SGM Low B	June 2001		3.54		Discontinued – No
	2001/Sept2004				sample left

SGM High A	June 2001/	4.04	4.20	4.36	Performance
	Ongoing				issues

SGM High B	June 2001/Sept		4.54		Discontinued – No
	2004				sample left

SGM High	Late	9.30	9.36	9.42
	2008/Ongoing

Table 15. SGM assay standards and certified values reported by ORE

Stawell Gold Mines

QAQC Request Record
Date	Requested	HoleID	Orebody	Non-compliant	Lab	Lab	Repeated samples	Date	Repeats	Date	Reviewed	comments	Action requested	Actioned	Action
Re-assay request	by			sampleID	Name	Job No.		Re-assays reported	Lab Job No.	loaded to DB	by			by	date
03/01/2008	DH -> JC	MD5157		MD5157-019	ALS	OR07145817	MD5157-011 to -020	08-Jan-08	OR08001462	09-Jan-08	DH		Change database values to re-assay	CD
03/01/2008	DH -> JC	MD5171		MD5171-013	ALS	OR07151141	MD5171-010 to -022	08-Jan-08	OR08001463	09-Jan-08	DH		Change database values to re-assay	CD
03/01/2008	DH -> JC	MD5162		MD5162-021	ALS	OR07142508	MD5162-013 to -024	08-Jan-08	OR08001461	09-Jan-08	DH		Change database values to re-assay	CD
12/03/2008	DH -> JC	MD5253	GG6	MD5253-010,-042	ALS	OR08028266	MD5253-001 to -050	18-Mar-08	OR08028266	27-Mar-08	DH	two out of the three STD came back non-compliant - resumbitted whole hole for fire assay	Change database values to re-assay	CD
14/03/2008	DH -> JC	MD5251	GG5L	MD5251-006	ALS	OR08028265	MD5251-001 to -012	20-Mar-08	OR08027171	17-Apr-08	DH		Change database values to re-assay	CD
17/03/2008	DH -> JC	MD5219A	GG3	MD5219A-026	ALS	OR08026193	MD5219A-017 to -031	01-Apr-08	OR08026193	16-Apr-08	DH		Change database values to re-assay	CD
17/03/2008	DH -> JC	MD5220	GG3	MD5220-021	ALS	OR08026193	MD5220-014 to 030	01-Apr-08	OR08026193	16-Apr-08	DH		Change database values to re-assay	CD
27/03/2008	DH -> JC	MD5240		MD5240-004	ALS	OR08034094	MD5240-001 to 009	01-Apr-08	OR08034094	16-Apr-08	DH		Change database values to re-assay	CD
27/03/2008	DH -> JC	MD5259		MD5259-016	ALS	OR08034094	MD5259-008 to -020	01-Apr-08	OR08034094	16-Apr-08	DH		Change database values to re-assay	CD
07/04/2008	DH -> JC	MD5203	CL	MD5203-022	ALS	OR08040875	MD5203-001 to 088	12-Apr-08	OR08041567	17-Apr-08	DH	two out of the three STD came back non-compliant - resumbitted whole hole for fire assay	Change database values to re-assay	CD
07/04/2008	DH -> JC	MD5203	CL	MD5203-058	ALS	OR08040875	MD5203-001 to 088	12-Apr-08	OR08041567	17-Apr-08	DH	as above	Change database values to re-assay	CD
07/04/2008	DH -> JC	MD5205	CL	MD5205-021	ALS	OR08040875	MD5205-001 to -083	12-Apr-08	OR08041567	17-Apr-08	DH	two out of the three STD came back non-compliant - resumbitted whole hole for fire assay	Change database values to re-assay	CD
07/04/2008	DH -> JC	MD5205	CL	MD5205-063	ALS	OR08040875	MD5205-001 to -083	12-Apr-08	OR08041567	17-Apr-08	DH	as above	Change database values to re-assay	CD
07/04/2008	DH -> JC	MD5202	CL	MD5202-022	ALS	OR08038595	MD5202-001 to -076	10-Apr-08	OR08038595	17-Apr-08	DH	two out of the three STD came back non-compliant - resumbitted whole hole for fire assay	Change data base values to re-assay	CD
07/04/2008	DH -> JC	MD5202	CL	MD5202-053	ALS	OR08038595	MD5202-001 to -076	10-Apr-08	OR08038595	17-Apr-08	DH	as above	Change data base values to re-assay	CD
11/04/2008	JC	MD5235	GG6	MD5235-010/010B	ALS	OR08031613	MD5235-001 to -015	01-Apr-08	OR08034897	16-Apr-08	DH	diff between sample and split 0.32/14.3	Leave first assay batch as priority 1	--
22/04/2008	DH -> JC	MD5170	C7	MD5170-019,-055	ALS	OR08046940	MD5170-001 to -065	01-May-08	OR08044165	01-May-08	DH	Decided on batch with correct STD assays despite repeat assay variances	Change data base values to re-assay	CD	17-Jun-08
22/04/2008	DH -> JC	MD5273	GG5L	MD5273-021	ALS	OR08046940	MD5273-014 to -033	01-May-08	OR08044165	01-May-08	DH	Decided on batch with correct STD assays despite repeat assay variances	Change data base values to re-assay	CD	17-Jun-08
01/05/2008	DH -> JC	MD5269	GG5L	MD5269-038	ALS	OR08044168	MD5269-025 to -045	05-May-08	OR08044168	05-May-08	DH		Leave first assay batch as priority 1	--
05/05/2008	DH -> JC	MD5193	CL	MD5193-013	ALS	OR08048968	MD5193-001 to -018	02-May-08	awaiting ALS final	14-Aug-08	DH		Change database values to re-assay	CD	14-Aug-08
05/05/2008	DH -> JC	MD5289A	GG3	MD5289A-026	ALS	OR08048968	MD5289A-016 to -039	02-May-08	awaiting ALS final	14-Aug-08	DH		Change database values to re-assay	CD	14-Aug-08
08/05/2008	DH -> JC	MD5284	GG3	MD5284-042	ALS	OR08054682	MD5284-034 to -056	16-May-08	awaiting ALS final	16-May-08	DH	STD now compliant	Change data base values to re-assay	CD	14-Aug-08
13/05/2008	DH -> JC	MD5255	GG5L	MD5255-022	ALS	OR08057975	MD5255-014 to -035	19-May-08	OR08061392	15-Aug-08	DH	Large variation in original and repeat values. Sent for anthoer reassay 15/08/2008
26/05/2008	DH -> JC	MD5280	GG6	MD5280-040,-100	ALS	OR08042944	MD5280-001 to -103	18-Jun-08	OR08072067	15-Aug-08	DH		Change database values to re-assay	CD	15-Aug-08

Figure 37 QA/QC diary entries for January – June 2008

15.7 Assay QA/QC Calendar year 2008

For this report an analysis of the QA/QC data returned for the period 1st January 2008 to 30th June 2008 has been completed. A QA/QC study for data return during 2008 was present in the previous technical report.

This analysis encompasses all QA/QC data returned to SGM during that period and serves to demonstrate that a responsible and ongoing approach to managing assay data quality is maintained at SGM and that assaying information is of a good quality for Mineral Resource estimation.

As a result of QA/QC processes carried out during H1 2008, 774 initial assays from a total of 6719 assay returned where replaced by repeat assays as a result of the QA/QC monitoring process.

Figure 38 to Figure 48 show the results of QA/QC data returned for January to June 2008

Figure 38 QA/QC plot of Blanks assayed during H1 2008

Figure 39 SGM Standard Low A by return date for H1 2008

Figure 40 SGM Standard High A by return date for H1 2008.

Figure 41 SGM Standard SGM High by return date for H1 2008.

Figure 42 Sample Splits comparison for H1 2008

Figure 43 Assay duplicate comparison for H1 2008

Figure 44 Assay repeats comparison for H1 2008

Figure 45 Precision of the sample prep crusher split stage during H1 2008. The Rank HARD graph demonstrates 75% of the split assays came back within 20% relative difference of the original (first) assay.

Figure 46 Precision of the lab repeats during H1 2008. The Rank HARD graph demonstrates 80% of the repeated assays came back within 20% relative difference of the original (first) assay.

SGM - Au Assay Standard Reference Material Performance
ALS Orange Laboratory

Start date	End date
01/01/2008	30/06/2008

20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
-20.00
-25.00
Std. Dev.
Series1
5 per. Mov. Avg. (Series1)

Figure 47 showingH1 2008 Original (first)Assay Standard performance plotted as standard ±deviations relative to the recommended value

SGM - Au Assay Standard Reference Material Performance
ALS Orange Laboratory
Start date
End date
01/01/2008 30/06/2008
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
-20.00
Std. Dev.
Series1
5 per. Mov. Avg. (Series1)

Figure 48 showingH1 2008 Assay final (replaced after batch repeated) Standard performance plotted as standard ±deviations relative to the recommended value

15.7.1 QA/QC Discussion

One external laboratory was used during H1 2008 for fire assay of all SGM drill core, the ALS laboratories in Orange NSW. SGM begun using ALS in August 2007 and during this time a number of initiatives have been undertaken to improve the lab performance

During the first couple of months a cyclic nature to the standard assaying could be seen from ALS. ALS sample turnaround averaged two weeks which made QA/QC dialog a smoother process. To react to the cyclic nature of the Standard assaying ALS in November 2007 added extra litharge to the flux. The extra litharge was implemented due to concerns that the high sulphide component to the Stawell ore could be interfering with the flux during the fusion process. This proved to have limited success so towards the end of December 2007 ALS changed the charge size from 50g down to 30g as another attempt to combat the high sulphide nature of the Stawell ore. The reduced charge size has improved the precision on repeat assays and for two of the standards has also resulted in improved precision. SGM are now able to recognise and issue with the quality of one of the Standards SGM High A and has selected material from which a replacement standard will be prepared by ORE.

ALS have also highlighted that the Standards were much finer than the sample product and could pose issues in mixing with the flux.

Overall for H1 2008, based of the original (first) assay received the laboratory has been running at a negative 3% bias. However the QA/QC process identifies batches that require check assays. During H1 2008 a number of check assays on batches were completed with 33 Standards previously out of specification being replaced with re assays. Following replacement it is estimated that the laboratory bias for H1 2008 is negative 1% for gold.

In the opinion of the Qualified Person the quality control procedures in place at Stawell Gold Mines including check assays, insertion of Standard reference materials and the results of corrective actions for the data sets utilised to estimate Mineral Resources are to a standard that provides quality assays for the estimation of Mineral Resources.

Data management procedures and personnel and subsequent data security ensure sufficient rigour is applied to the validation of the data prior to storing in the database and as such downstream estimation of Mineral Resources is utilising data of a high quality.

16 Data Verification

Dean Fredericksen the Qualified Person has personally been involved in the collection and processing of Geological data and information during the course of several engagements previously as a direct employee of the then owners of the operation and recently in the capacity of a consultant to Stawell Gold Mines and as such completed sufficient verification of the sampling, sample preparation and analytical procedures and resulting assay and geological data on which the Mineral Resource estimates are based and is comfortable with the quality of the information available.

To further test the integrity of the information kept within the SGM database, six recent dril l holes were randomly selected from each of two mining areas: Golden Gift 5 lower (MD5272 and MD5313), Golden Gift 6 (MD5014 and MD5242), Magdala C7/U3 (MD5149) and Magdala Upper Levels (MD5203) Table 16 .

Checks were made to locate the original data for collar locations, down hole surveys, core photographs, and end of hole and assay records each of the drill hole includes.

16.1 Collar Locations

The collar locations in the database were compared to co-ordinates on the original drill request form. The surveyed collar of the holes is very close to the original drill request coordinates

16.2 Downhole Survey

Downhole survey information in the database was compared to the original drill survey forms. An error occurred in MD5242 with one azimuth record shown to be out by 0.8 degrees and in MD5014 a dip record is different by 0.6 degrees. There was no record that they had been adjusted as per previously described methods.

16.3 Geology

Geology information in the database was compared to the observed geology in the core photographs. There were no errors located

16.4 EOH

End of hole within the database was compared using collar, geology and assay files and then compared outside the database against the core photos. In MD 5313 the end of hole varied form drill plods to core photos and geology log by 1.0m and is an error in the drillers logs so no issue to data integrity

16.5 Assay records

The assay records in the database were compared with the lab reports in digital certificates for all holes No material were identified. There was one rounding error at 2 significant decimal places.

Core
Hole	Collar locations	Downhole Survey	Photos	EOH	Assay Records
GG5L
	z actual is -			Plod EOH = 120.9,
	1305.238, in DB			Core photos and
MD5313	as z=-1305.23	Verified	Verified	DB=121.9	Verified
MD5272	Verified	Verified	Verified	Verified	Verified
GG6
Survey record depth
74.5m dip is 65.0
not 65.6 in
MD5242	Verified	Database	Verified	Verified	Verified

Survey record depth
135m azi is 22.2 on
		survey record, 21.0			Sample L038487 in DB as 11.5,
MD5014	Verified	in Database	Verified	Verified	original record as 11.55
C7/U3
MD5149	Verified	Verified	Verified	Verified	Verified
Upper
Levels
MD5203	Verified	Verified	Verified	Verified	Verified

Table 16 Table showing data verification work completed for the 2007 Mineral Resource update.

17 Adjacent Properties

There are no adjacent properties other than those controlled by Northgate.

18 Mineral Processing and Metallurgical Testing

The gold processing facilities utilised at Stawell comprise a standard Carbon-In-Leach (CIL) gold recovery circuit following crushing and grinding and sulphide flotation. The treatment plant consists of five unit processes. These are:

  size reduction (crushing and milling),

  gravity gold recovery,

  flotation/ultra fine grinding,

  leach-adsorption, and

  gold recovery.

Geographically the plant can be split up into five main areas. These are:

  the primary crushing circuit,

  the milling circuit,

  the flotation/ultra fine grinding circuit,

  the leach-adsorption circuit, and

  the elution/electrowinning circuit.

A current processing flowsheet is shown in Figure 49. A history of tonnage and grade throughput for the processing facilities is shown in section 8 of this report.

Coarse gold (up to 30% of the gold in mill feed) is recovered from the milling circuit in self-cleaning centrifugal gravity concentrators.

Approximately 75% of the ore requires further liberation of the gold from sulphides and this is achieved in a two stage flotation circuit where gold bearing sulphides (pyrite, arsenopyrite and some pyrrhotite) are concentrated. The sulphide is ground to approximately 0.01mm in an ultra-fine grinding mill to liberate enclosed gold (up to 20% of the gold in mill feed). The ground sulphides and flotation tail are recombined and sent to the carbon-in-leach (C.I.L.) circuit.

Stawell ore exhibits various degrees of Preg-robbing of gold. Preg-robbing occurs when naturally occurring carbon species (graphite) in the ore rob gold from the pregnant liquor in the leach circuit, thus reducing the gold recovery. To combat this, Kerosene is added to foul the naturally occurring carbon before it enters the leach circuit and a simple preg-rob index developed at Stawell indicates the rate of addition needed for the kerosene to be most effective.

Total gold recovery for the calendar year averaged 89.6% and for the first half of 2008

(January – June) has averaged 87.03%.

SGM Treatment Plant Flowsheet

CRUSHING
Run-of-Mine Ore
Grizzly
Jaw Crusher
1100 Tonne Coarse Ore Bin
Double Deck Vibrating Screen
Cone Crushers
MILLING & FLOTATION
10" Cyclones
Trash Screen
Knelson
Falcon
Conc
Ball Mill
Float Feed Tank
Rougher Float Cells
Conc
Cleaner Float Cells
Conc
5" Cyclones
Stirred Mill
Concentrate Thickener
LEACHING & GOLD RECOVERY
Loaded Carbon Screen
CIL Tanks
Organic Adsorption Tanks
CIL Tanks
CIL Tanks
Carbon Security Screen
Elution Column
Electrowinning Cell
Gold Room
Elution Tank
Intensive Leach Vessel
Gold Bar
Regeneration Kiln
Regenerated Carbon
To Tailings Dam

Figure 49 SGM Treatment Plant Flowsheet

18.1 Metallurgical Testwork

An ongoing program of metallurgical testwork is conducted at Stawell Gold Mines. The program utilises diamond drill core to determine the expected plant recovery for all ore blocks at a stope scale within the immediate and long term mine plan.

Samples of the ore and estimated dilution are tested to determine the expected preg-rob index and expected gold recovery through the Stawell Gold processing circuit. Samples for metallurgical testwork are selected from each ore lode; desirably samples are tested for each stope block. In this way expected rates of recovery can be determined for individual stope blocks, levels and ore lodes. As the metallurgical testwork program is an ongoing process the samples being tested to determine recovery rates can be said to be representative of the current and future production areas.

The results of the testwork program provide an expected plant recovery on a campaign basis. SGM metallurgists are able to plot the actual versus predicted plant recoveries using the test work results. Figure 50 shows the relationship between actual plant recovery and expected plant recoveries for all float ore treated project to date (2008 Campaigns are indicate. This validates the robustness of the metallurgical testwork programs utilised by SGM and as such the robustness of the forecast metallurgical assumptions used in developing project schedules and financial forecasts.

Figure 50 also shows the recovery difference that can be obtained by using fresh water as in place of process water returned from the Tailings Storage Facility.

Metallurgical testwork has been conducted on some of the drill core samples available from GG6 and indicate that metallurgical recoveries should be similar to those from other areas of the Golden Gift deposit. Results show average metallurgical recoveries in excess of 92% (Figure 51).

ACTUAL vs. EXPECTED RECOVERY (FLOAT ORES).
RECOVERY %.
PREG ROB INDEX.
CAMPAIGNS.
0
10
20
30
40
50
60
70
80
90
100
0
0.5
1
1.5
2
2.5
3
3.5
4
4.5
C34 C40 B C47 C54 C61 C68 C75 C83 C89 C96 C103 F110 F117 F124 F131 F138 F145 F152 F159 F166 F173 F180 F187 F194 F201 F208 F215
2007
2008
PROCESS EXP. RECOVERY
FRESH EXP. RECOVERY
ACTUAL RECOVERY
EXP. PREG ROB
ACTUAL PREG ROB

Figure 50 Actual versus Expected Recovery (Float Ore).

GG6 JAN 08						- TEST WORK LEACH RESULTS - 2008
LEACH	MD											EXPECTED
		INTERVAL DETAILS				HEAD g/t		SOLID		LEACH REC %		PLANT
ID.	No.	SAMPLE	FROM	TO	MTRS	GEOL	MET	PR	Kero	Pb+Kero	RG	REC %

GG6 JAN08 #03	5014	L038446-L038459	373.50	385.10	11.60	1.53	1.48	0.00	89.2	83.1	91.2	87.2
GG6 JAN08 #04	5014	L038480-L038493	399.80	411.40	11.60	2.70	4.03	0.00	75.9	80.4	93.3	86.8
GG6 JAN08 #05	5014	L038494-L038508	411.40	422.90	11.50	18.15	9.39	0.05	57.7	94.7	98.5	96.5
GG6 JAN08 #07	5077A	L038698-L038719	373.20	392.40	19.20	1.87	1.73	0.05	79.2	90.2	91.3	90.7
GG6 JAN08 #08	5077A	L038720-L038736	392.40	408.00	15.60	4.28	3.78	0.05	81.2	90.5	94.7	92.5
GG6 JAN08 #11	5094	L038836-L038840	305.30	310.40	5.10	2.26	1.81	0.41	74.0	72.4	75.7	73.2
GG6 JAN08 #12	5094	L038846-L038856	327.30	337.50	10.20	1.09	1.19	0.00	79.8	88.2	89.1	88.7
GG6 JAN08 #13	5094	L038868-L038892	348.50	365.60	17.10	8.85	8.98	0.00	88.4	94.4	97.2	95.8
GG6 JAN08 #14	5104	L038903-L038915	64.80	74.20	9.40	1.98	2.68	0.00	49.3	93.3	89.6	91.4
GG6 JAN08 #15	5104	L038929-L038939	325.80	335.80	10.00	1.92	1.81	0.00	76.8	87.8	91.2	89.5
GG6 JAN08 #16	5104	L038950-L038964	346.60	358.50	11.90	5.01	4.68	0.00	90.6	89.5	95.5	92.5

					133.20	4.74	4.04	0.03	77.4	90.9	95.0	92.9
GG6 AUG08
LEACH	MD											EXPECTED
		INTERVAL DETAILS				HEAD g/t		SOLID		LEACH REC %		PLANT
ID.	No.	SAMPLE	FROM	TO	MTRS	GEOL	MET	PR	Kero	Pb+Kero	RG	REC %
GG6 AUG08 #25	5139	L039778-L039793	349.30	362.40		3.97	5.71	0.00	71.6	92.6	98.8	92.6
GG6 AUG08 #04	5078	L038763-L038781	329.10	345.00	15.90	5.58	5.70	0.20	91.9	91.6	97.9	94.3
GG6 AUG08 #05	5078	L038791-L038824	354.10	386.20	32.10	5.52	4.79	0.05	87.7	95.4	98.5	96.9
GG6 AUG08 #06	5105	L039005-L039020	244.40	257.90	13.50	1.60	1.45	0.20	71.7	73.1	78.6	75.5
GG6 AUG08 #07	5234	L039894-L039912	257.70	274.40	16.70	3.24	3.10	0.05	85.5	93.9	98.7	96.2
GG6 AUG08 #08	5234	L039913-L039929	307.40	321.40	14.00	12.45	10.36	0.00	95.8	96.5	98.5	97.5
GG6 AUG08 #09	5280	014-033	282.30	298.70	16.40	2.46	3.00	0.10	95.3	95.7	99.3	97.3
GG6 AUG08 #10	5280	034-055	298.70	318.20	19.50	1.37	1.30	0.00	88.5	98.5	99.2	98.8
GG6 AUG08 #11	5280	062-103	349.00	380.60	31.60	4.62	4.59	0.00	87.1	94.6	98.7	96.6

GG6 AUG08 #13	5281	040-092	321.30	368.60	47.30	1.61	1.34	0.80	88.1	91.8	94.0	91.3
GG6 AUG08 #14	5242	L039954-L039975	257.00	277.10	20.10	1.53	1.37	0.00	97.1	96.4	99.3	97.8
GG6 AUG08 #15	5242	L039992-L040013	291.40	308.80	17.40	4.82	4.07	0.00	95.8	96.3	97.3	96.8
GG6 AUG08 #16	5301	001-062	243.45	300.80	57.35	4.72	4.35	0.30	91.5	97.2	98.6	97.3
GG6 AUG08 #17	5338	032-067	283.50	317.70	34.20	1.49	1.40	2.40	87.1	92.1	95.0	88.8
GG6 AUG08 #18	5078	078-113	327.40	360.20	32.80	6.63	6.61	0.35	77.0	96.2	97.7	96.3
GG6 AUG08 #19	5338	115-158	361.30	401.90	40.60	0.74	0.71	0.00	94.4	95.8	97.2	96.5
GG6 AUG08 #20	5348A	010-050	330.90	368.20	37.30	4.17	4.49	0.10	90.9	94.9	98.2	96.3
GG6 AUG08 #21	5267	001-028	240.40	263.10	22.70	8.15	7.16	0.00	71.1	91.9	95.5	93.7
GG6 AUG08 #22	5267	044-072	291.40	318.50	27.10	0.66	0.70	0.00	95.7	94.3	92.9	93.6
GG6 AUG08 #23	5267	079-114	323.30	353.60	30.30	7.96	5.90	0.00	90.2	95.6	99.2	97.4
GG6 AUG08 #24	5139	L039759-L039777	332.20	349.30	17.10	4.23	4.31	0.00	93.3	95.8	98.8	97.3
GG6 AUG08 #25	5139	L039778-L039793	349.30	362.40	13.10	3.97	5.71	0.00	71.6	92.6	98.8	95.7

					557.05	3.97	3.70	0.29	87.1	94.8	97.8	95.9

Figure 51 Metallurgical leach testwork results for GG6 ore samples.

19 Mineral Resource and Mineral Reserve Estimates

19.1 Introduction and Scope of Mineral Resource and Mineral Reserve Estimates

The geographical locations of the various Mineral Resource and Mineral Reserve areas for Stawell Gold Mines are shown in Figure 52. This estimate is an update of the previous published Mineral Resources and Mineral Reserves "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)"

Over the period January 2008 – June 2008 28,234.4 metres of exploration, resource definition and stope definition diamond and RC drilling has been completed. This drilling has assisted in defining additional Mineral Resources and when coupled with detailed mine design and mine planning work has resulted in a material addition to the Mineral Reserve.

This estimate is a compilation of a number of separate models and estimates. Some of the Magdala Upper levels areas have been estimated using manual 2 dimensional estimation techniques. These individual areas have been reviewed as part of updated Mineral Resource and Mineral Reserve estimate and comply with the relevant Mineral Resource classifications as defined by NI43 101.

Post 1998 the majority of the Mineral Resources and Mineral Reserves have been estimated using 3 dimensional geological block models. A number of block models have been created for separate geographical areas. The Key Mineral Resource and Mineral Reserve areas and the date of the most recent updates are recorded as follows;

  Wonga Underground – Manual 2D methods – Historical Estimate based on information from 1998.

  Magdala Upper levels – Manual 2D methods – reviewed 31 June 2008

  Magdala Upper Levels S600 area - 3D Block model May 2008, separate documentation available (Appendix A)

  Wonga Open pit – 3D Block model May 2007, separate documentation available (See the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)".)

  Magdala Surface – 3D Block model 1998, separate documentation available Magdala (See the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)".)
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  Magdala Lower Levels

    C7 (Central Lode) - 3D Block model updated March 2008, separate documentation available (Appendix B)

    U3 - 3D Block model updated April 2008, separate documentation available (Appendix C)

  GG1 – 3D Block model, separate documentation available (See the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)".)

  GG2 – 3D Block model, separate documentation available (See the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)".)

  GG3 – 3D Block model with minor updates 2008, separate documentation available (See the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)".)

  GG5 – Resource fully depleted during 2008

  GG5 Lower – 3D Block model updated May 2008, separate documentation available (Appendix D)

  GG6 – 3D Block model created and reported July 2008 using data available as at 31 June 2008, separate documentation available (Appendix E)

  GG9 – 3D Block model updated March 2008, separate documentation available (Appendix F)

This section of the document summarises the methodologies used to estimate the Mineral Resources and Mineral Reserves and provide a summary of the key assumptions and results for each Mineral Resource/Mineral Reserve Area. The methodologies used at Stawell are supported by a significant period of mining and reconciliation information. A summary of the results of stope reconciliations since 2003 are included in section 20 of this report.
90

Figure 52 Longitudinal Projection showing the location of Mineral Resource and mineral Reserve areas as the 30 December 200. Note GG6 is not reported as a component of the  December 2007 Mineral Resource estimate.
91

19.2 Manual 2 Dimensional Mineral Resource and Mineral Reserve Estimation Methodologies

Mineral Resources and Mineral Reserves calculated using manual 2D methodologies are confined to sections of the upper levels at the Magdala deposit and to remaining Mineral Resources for the underground portion of the Wonga deposit.

A detailed breakdown of the quantity of the June 2008 Mineral Resource and Mineral Reserve estimates completed using this methodology is given below.

Prior to 1996 this was the primary estimation methodology for all Mineral Resources and Mineral Reserves estimated for the Stawell deposits. Progressively 3D block model methodologies were introduced and the remaining areas estimate using 2D methods are remnant parcels for which detailed 3 dimensional models have not yet been created. There is an expectation that prior to mining of these areas additional geological information will be collected and processed to produce 3D block models upon which final economic evaluation and mine design will be completed.

The validity of estimation methodology is supported by many years of mining experience at Stawell where with the addition of appropriate dilution and grade cutting have produced reliable estimates of tonnes grade and contained metal.

The Mineral Resource Estimation methodology is based on compiled 1:500 scale longitudinal projections for individual mineralised structures showing the locations of all diamond drill or sample intersections.

  Each mineralised intercept is firstly interpreted on cross section and or level plan or in 3D to determine the true width of the mineralised structure and to ensure the intercept is plotted on the longitudinal projection for the appropriate structure.

  Individual assays within the mineralised structure are top cut to 17.0 g/t Au for Magdala and 15.0 g/t Au for Wonga mineralisation respectively. The assays are accumulated by length weighting of the individual assay grades.

  Wonga mineralisation is diluted to a minimum width of 2.0m by adding dilution at 0.5g/t Au

  Magdala mineralisation is diluted to a minimum width of 3.0m by adding dilution at 1.0g/t Au

  Additional interpretation is completed to confirm the strike and dip of the mineralised structure being modelled to calculate a Strike/Dip correction factor to be applied to the individual Polygon being estimated.
92

  Polygon areas are measured for each block to be estimated o The tonnage is calculated by multiplying AREA X Mean Width X SG X Strike/Dip Factor

  The grade assigned to the block is estimated based on the diluted length weighted intersections deemed to be informing each polygon.

The conversion of the Mineral Resource estimate to Mining Reserve takes into account historical dilution factors and expected mining recovery based upon known pillar spacing and mining requirements. The following are the historical mining factors applied

  Wonga lodes are diluted by variable amounts to account for the expected mining method.

  Magdala ore structures are diluted by 50% at 1.0g/t Au to account for planned mining dilution. This is effectively to account for irregular geometry.

  An additional 25% dilution at 1.0 g/t Au is added to account for unplanned mining dilution.

  Mining recovery factors to account for pillars are applied.

19.3 Computer 3 Dimensional Mineral Resource and Mineral Reserve Estimation Methodologies

Post 1997 3D block modeling methodologies have progressively become the standard method for estimating Mineral Resources and have provided the basis for detailed mine design and the estimation of Mineral Reserves.

This work is carried out in the MineSight software suite which is an industry standard geology and mine planning software package. Detailed Mineral Resource documents for each individual Mineral Resource area are included in Appendices A – J. The description below describes the general process that is common to each model.

19.3.1 Geological Modelling

Geological modeling is carried out on individual resource areas by the geological team at Stawell. The data available for this varies depending upon the stage of the development and understanding of the deposit area. The general process is as follows

  Wireframe models of major geological units are interpreted and created using MineSight Software.

  Less advanced deposit areas are first interpreted on paper while more advanced deposits are often interpreted directly within the software.

  All available geological information is utilised in the interpretation process.

    Diamond Drill core logs, Core photographs, Face mapping and photographs and sludge drilling geology logging.

    The drillhole logging information available to the mine geologists includes

      Lithology

      Alteration

93

  Quartz veining percentage and veining style

  Sulphide percentages, type and style

  Location and orientation of lithological contacts, shears and fault structures

  Core texture – indicating faulting, shearing etc

  Core photographs

  Underground development face mapping and sludge sampling is incorporated into the models where available. An example of this is shown in Figure 22 in section 13.

  Development Face sketches and or Face photographs are scanned and registered in 3d to enable the detail to be incorporated into the interpreted 3D models, also shown in Figure 22

  Face sketches and underground mapping observation provide details on significant offsetting faults and structures

  Sludge hole drilling produces rock chip cuttings that are logged by the mine geology team. This information is stored in a separate drilling data set and displayed in 3D to add additional information on the location of major contacts and fault structures

  Geological modelling is an ongoing process and models are progressively updated to reflect the most up to date information. Model updates are generally made upon completion of infill drill programs and completion of development levels, where this information results in a material change in the amount and quality of data involved and or material changes in geological understanding.

The gross geological architecture of the mineralisation systems is well understood and described in detail in Section 9 – 11 of this report. Mineralisation is hosted by relatively distinctive and predictable geological units that are modeled by the area geologists. The key units that are modeled in each area are;

  Magdala Basalt – unmineralised. Geometry of the basalt is required to estimate the quantity of dilution that will be incorporated into the mine designs

  Mine Schist – unmineralised. Also important for estimating the quantity of dilution that will be incorporated into the mine designs

  Weakly mineralised volcanogenic – important to estimate dilution in the mine designs

  Mineralised domains. For individual model areas these may be either in the Central Lode position, Basalt Contact positions and contain zones of Stockwork mineralisation.

  Key fault structures are modelled as they can have a significant impact on the shape of the mineralised domains (particularly in Golden Gift)

    Structures (particularly in Golden Gift) have a significant impact on the outcomes of the geological modeling and improving the understanding of the location of these is a key component to producing reliable estimations of the insitu Mineral Resources

    Structures (particularly in Golden Gift) have a significant impact on the insitu Mineral Resources

  Wireframes are where possible snapped to drillhole intervals.
94

The key control in on Mineral Resource estimation is accurate definition of the constraining geological models. Estimation of grade within the domains, whilst still very important, is of secondary importance to the first order geological domaining.

19.3.2 Block Modeling

The process of Block modeling at Stawell gold Mines is relatively standard across all model areas. This description is drawn from the details for the individual model areas as documented in appendices A - F.

Stawell Gold mines has retained the services of several key consulting groups over time to ensure Mineral Resource estimation processes have been maintained to a high standard. Quantitative Geosciences (QG) have provided ongoing coaching, training, mentoring and Mineral Resource estimation services on an as required basis since the late 1990's. This has ensured consistency of process over this time as key site personnel have changed and supported by the Qualified Person.

19.3.2.1 Block Model Dimensions

Block model dimensions vary on an area by area basis as indicted in Table 17
Model Area		Block Dimensions
	Along Strike	Across strike	Dip Extent
Magdala Surface –	10	5	5
Big Hill
Wonga Surface	10	5	10
U3	15	2.5	15
C7	10	2.5	10
GG1	10	2	15
GG2	7.5	2.5	7.5
GG3	10	5	10
GG5 Lower	10	2	10
GG6	20	2	10

Table 17 Block sizes utilised in Stawell Gold Mines local area block models

All block models other than the Magdala Surface and Wonga surface models are rotated to align with the strike and dip of the area being modeled. The details of the rotations applied are shown in the individual model documentation as given in appendices A – K. Alignment of the surface models into the plane of the structure is not completed as current mine planning software is not readily able to use the models and subsequent mine planning is impeded.

95

Block model dimensions are varied based upon the density of the available drilling data and also on the overall geometry of the mineralised structures.

19.3.2.2 Block Model Coding

Block models are coded with the key structural/mineralisation domains. This process is completed in MineSight software. The details of the coding also vary by Mineral Resource area and are determined based on the number and geometry of the mineralisation domains. Given the block sizes utilised by SGM relative to the individual  strucutres, multiple domain codes and percentages are stored in each block.

19.3.2.3 Drillhole Coding

A diamond drillhole set is coded with the key structural/mineralisation domains. Importantly this coding is checked manually by the area geologists to ensure that they match the wireframes created. Where required some manual adjustment is made and if suspect drillhole locations are noted these drillholes may be excluded from the estimate . These details are included in the documentation for each mineral Resource area

19.3.2.4 Compositing

The drillhole files are composited downhole to fixed length composite intervals. The composites are matched to honour the geological domains as coded in the drillhole files. Composite intervals used are either 1.0m as in the case of Magdala Surface, C7, U3 and GG6 models or 2.0m for all other areas. The choice of composite intervals is made on a model by model basis that will best reflect the block size, data available and geometry of domains.

96

Figure 53 Cross Section showing an example of the compositing process used at Stawell Gold mines. This example is from the GG5 Lower resource area, Appendix I.

19.3.2.5 Geostatistical Parameters

For all of the Mineral Resource areas that have been modelled in 3D Gold Grades (Au ppm) have been estimated by ordinary kriging. Over time this methodology when coupled with detailed and robust geological models provided reliable estimate of insitu gold grade. A separate section and analysis of reconciliation information for the mine is presented in Section 20 of this report. The key geostatistical parameters are modelled for each project separately. Variography studies are completed using either ISATIS software or MineSight software. Individual variogram studies are conducted for each domain and modelled separately.

Key variogram parameters, nugget and sill and variogram ranges are modelled on either normal variograms or Gaussian transformed data. Whilst the estimated values for the nugget and ranges vary for each modelled area they are generally relatively consistent.

In addition to modeling variograms studies have been performed to optimise the kriging neighborhood as per the methodologies presented in Vann et al (2003). This enables quantitative evaluation of the results of the kriging to be performed and as well as enabling the search neighborhoods to be optimised provides numerical outputs from the kriging runs (Slope of Regression of the Estimate). The Slope of Regression is used in part to aid in classification of the Mineral Resource estimates as per the definitions contained within N.I. 43-101.

97

All geostatistical parameters used for each model area are documented within the individual Mineral Resource estimate documents as appended

19.4 Density

As per the Stawell Gold Mines core processing flowchart (section 13 Figure 32) all whole core sample intervals that are sent for assay are bagged and weighed prior to leaving site. The weights of the core are stored in the drillhole database and an apparent dry bulk density for each interval is calculated based upon a theoretical volume for the specific core diameter for each sample interval.

Whilst there are potential limitations in this process given that the volume for each core is based upon the theoretical drillcore diameter and the measured length of each interval it can be demonstrated by reconciliation of stope volumes as surveyed by cavity monitoring systems and tonnage measured by trucked ore that the estimated Density applied to specific areas is a reliable estimator of insitu density. Historical reconciliation supports the density values that are currently being used in the estimates at Stawell Gold Mines.

This apparent density measurement includes some residual moisture which by measurement has been estimated at approximately 2% or less which is generally not accounted for in the estimates.

Table 18 shows the density values that have been applied by Mineral Resource area. Specific details of the data and analysis and assumptions used to derive these values are given in each of the area specific reports.
98

Compilation of Density applied by Resource Model area

Model Area	Ore SG Applied	Basalt SG	Mine Sc
	(As Estimated)
Magdala Surface – Big Hill
	Variable
Wonga Surface
	2.45 – 2.85
Wonga Underground – Manual Estimates
	2.65	NA	NA
Magdala underground Manual Estimates
	2.85	NA	NA
U3
	2.7 – 2.94	2.8	2.7
C7
	2.85	2.8	2.7
G1
	2.85	2.8	2.7
G2
	2.66 – 2.74	2.75	2.55
G3
	2.85 – 2.97	2.8	2.7
G5 Lower
	2.85 – 3.00	2.8	2.7
GG6
	2.95	2.8	2.7

Table 18 Compilation of Density applied by Resource Model area

Magdala surface Mineral Resource estimate density values applied
Domain		Oxide	Transition	Sulphide

Mariner's		2.3	2.5	2.85
Allen's	Constrained	2.15	2.3	2.85
	Volcangenics	2.1	2.3	2.85
Iron Duke	Constrained	2.15	2.3	2.85
	Volcangenics	2.1	2.3	2.85
Magdala	Constrained	2.1	2.3	2.7
	Volcangenics	2.0	2.3	2.85

Table 19 Magdala surface Mineral Resource estimate density values applied

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19.5 Resource Classification

Mineral Resources and Mineral Reserves are classified in accordance with N.I. 43-101 disclosure rules.

The practice adopted at Stawell uses general guidelines for classification that utilise the following information as outlined in Figure 54 .

  Drilling Density

  Stage of development – ore development and final data gathering in place

  Demonstrated geological continuity of structure and mineralised domains

  Slope of regression of the estimate (Calculated value during the Kriging Process

The classification as applied to the Mineral Resources disclosed in this document have been reviewed in detail on an area by area basis and are considered to be appropriate and within the guidelines as per the CIM Definition Standards on Mineral Resources and Mineral Reserves.

Activity Area	Target Type	Criteria	Resource Classification	Geological Data available

Exploration	Conceptual Targets	• Conceptual geological model		• Geophysics
		• Geophysical anomaly		• Mapping
		• Geochemical anomaly		• Wide spaced Exploration Drilling
• Conceptual geological models

	Confirmed Targets	• Geological model confirmed by drilling		• Wide Spaced Exploration drilling
		• Mineralisation confirmed by drilling		• Assay information
• Drill logs
	Scoped targets	• Geological continuity established	Pre resource,	• Broad spaced Grid Drilling
		• Ore grade intersections established	Resource Target	• Detailed cross sectional interpretations
		• Preliminary geological model established		• Assay information
		• Drill spacing 300 m X 120 m		• Drill logs
• Geological models

Resource Definition		• Geological continuity confirmed	Inferred Resource	• Regular Grid Drilling
		• Ore grade intersections continuous		• Detailed cross sectional interpretations
		• Geological interpretation modelled		• Assay information
		• Geostatistical model established		• Drill logs
		• Drill spacing 150 m X 60 m		• Geological models
• Geostatistical model
• QA/QC analysis
		• Geological continuity confirmed	Indicated Resource	• Regular Grid Drilling
		• Ore grade intersections confirmed		• Detailed cross sectional interpretations
		• Geological interpretation modelled		• Assay information
		• Geostatistical model		• Drill logs
		• Economic analysis		• Geological models
		• Drill spacing 40 m X 30 m		• Geostatistical model
• QA/QC analysis
Grade Control		• Confident Geological continuity	Indicated Resource	• Close Grid Drilling
		• Ore grade intersections confirmed		• Detailed cross sectional interpretations
		• Geological interpretation modelled		• Assay information
		• Geostatistical model		• Drill logs
		• Economic analysis		• Geological models
		• Drill spacing 15 m X 15 m		• Geostatistical model
• QA/QC analysis
		• Confident Geological continuity	Measured Resource	• Close Grid Drilling
		• Ore grade intersections confirmed		• Detailed cross sectional interpretations
		• Geological interpretation modelled		• Assay information
		• Geostatistical model		• Drill logs
		• Economic analysis		• Geological models
		• Level Development above and below		• Geostatistical model
		• Drill spacing 15 m X 15 m		• QA/QC analysis
		• Open-hole sludge drilling		• Development face mapping sheets and ore runs
• Open-hole sludge drill geological data

Figure 54 Stawell Gold Mines geological processes and general guidelines for classification

19.6 Underground Design methodology

19.6.1 General Design Parameters

  Level spacing up to 25 metre maximum for the orebodies.

  The stoping method for all areas is longhole stoping with backfill. The backfill may be cemented rockfill (CRF) or unconsolidated fill, depending on the grade of the associated rib pillar necessitated by unconsolidated fill.

  Rib pillar aspect ratio is no designed t to be more slender than 1:1.

  Minimum stoping width is deemed to be the width of the mined development.

  Fill triangle pillars were assumed to allow for backfilling rill angle placement of 45 degrees.

  HW dilution parameters are determined by the geotechnical department from hangingwall characterisation based on geological and geotechnical logging of diamond drill

  Strike dimension of individual stopes is nominally 18 metres for single-lift stopes and 15 metres for double-lift stopes. Initial dimensions may be altered in consultation with geotechnical personnel to account for structure, sequence or abnormal hangingwall conditions.

  Sequences are designed to minimise the creation of closure pillars. These sequences are predominantly bottom up, with footwall lodes preceding the hangingwall lodes.

  Where stopes are to be mined under CRF, a stope height of 12m has been used to try and limit stope and pillar size and increase potential recovery.

19.6.2 Financial Considerations

  The economic viability of the stoping regions was determined with a spreadsheet distilled from the approved Budget. Marginal stopes were not used in determining the viability of the regions under consideration, but were included in the reserve if they paid the operating costs associated with their extraction, and were developed in the process of accessing fully funded stopes. Each region was assessed with full financial consideration and as such no particular cut-off grades have been assigned to specific areas.

  Capital costs in the Budget draw capital depreciation and amortisation figures for vertical and horizontal development from the approved Life-of-Mine Plan.

  Only designs created on an Indicated or Measured Resource were considered for reserve classification. No Probable reserves have been derived from Measured Mineral Resources.

  All Mineral Reserves are estimated by querying 3-dimensional; block models with 3-dimensional stoping design voids. The stope designs include internal and external dilution. The resulting in-situ reserve then has modifying factors for grade and tonnage applied to estimate the Mineral Reserve.

	Hangingwall	Foot wall	Hydraulic	Strike Length of
	Dilution	Dilution	Radius	Stopes

Magdala	2-3m	1m	6	12-15m

GG 1	2m	1m	6	15m

GG 3	1-2m	0m	6	15-18m

GG 5	1.5m	1m	6	15-18m

GG 5 Lower	1-2m	1m	6	15-18m

GG6	1- 2m	1m	6	15-18m

GG 9	2m	1m	6	12-15m

U3	2-3m	1m	6	12m

C7	2-3m	1m	6	12m

Table 20 Summary of design factors for Magdala and GG styles

19.7 Mineral Resource and Mineral Reserve Summary

Mineral Resources and Mineral Reserves for the Stawell ore bodies are combined together into a single detailed database containing all relevant information for individual Mineral Resource and Mineral Reserve areas. Whilst this detail is available the information presented in this report summarise the Mineral Resources by area as shown in Figure 55Table 21 which reports contain ounces only.

The Mineral Resources exclusive of Mineral Reserves is shown in Table 21. The Mineral Reserve summary is given in Table 22. A condensed summary table of Mineral Resource and Mineral Reserves for Stawell Gold Mines is shown in Table 23 . Stawell Gold Mines has compiled the estimate such the Mineral Resources are reported exclusive of Mineral Reserves.

		Mineral Resources exclusive of Mineral Reserve
			Indicated			Inferred
				In situ			In situ
		tonnes	grade	Au oz	tonnes	grade	Au oz
		(000's)	g Au/t	(000's)	(000's)	g Au/t	(000's)
Underground
Magdala	1250mRL above	241	4.78	37	140	4.21	19
Golden	above
Gift	1650mRL	52	5.85	10	166	5.10	27
	above
Wonga	1000mRL				121	6.80
Sub-total U/G		293	4.97	47	427	5.29	73
Surface
Magdala		2660	2.15	184
Wonga		298	1.49	14	106	2.44	8

Sub-total Surface		2958	2.08	198	106	2.44	8

TOTAL		3251	2.34	245	533	4.72	81

Table 21 Stawell Gold Mines Mineral Resource summary table as at 30 June 2008.

				Mineral Reserves
		Proved		Probable			Total
								In situ
		tonnes	grade	tonnes	grade	tonnes	grade	Au oz
		(000's)	g Au/t	(000's)	g Au/t	(000's)	g Au/t	(000's)
Underground
	above
Magdala	1250mRL	10	4.34	455	4.19	465	4.19	63
	above
Golden Gift	1650mRL	45	7.81	1291	5.73	1336	5.80	249
	above
Wonga	1000mRL
Surface Stockpiles
Sub-total U/G		55	7.16	1746	5.33	1801	5.39	312
Surface		0		0
Davis
Extension	above 130mRL			325	2.12	325	2.12	22
LG Stockpiles				163	0.8	163	0.8	4
Sub-total Surface		0		488	1.68	488	1.68	26

TOTAL		55	7.16	2234	4.53	2290	4.59	338

Table 22 Stawell Gold Mines Mineral Reserve summary table as 30 June 2008

Mineral Reserves
				Gold
		Tonnes	Gold (g/t)
				(contained ounces)
Stawell	Proven	55,000	7.16	13,000
	Probable	2,234,000	4.53	325,000

	Total	2,289,000	4.59	338,000

Mineral Resources (exclusive of Mineral Reserves)

				Gold
		Tonnes	Gold (g/t)
				(contained ounces)
Stawell	Measured	0	0.00	0
	Indicated	3,250,000	2.34	245,000

	Meas + Ind	3,250,000	2.34	245,000
	Inferred	533,000	4.72	81,000

Table 23 Condensed Mineral Resource and Mineral Reserves as 30 June 2008

Notes:

1. All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.
2. Mineral Resources are exclusive of Mineral Reserves.
3. Mineral Reserves were estimated using the following economic parameters:

a.

Gold price of AUD$825/oz. Cut- off grade applied was variable for underground ore depending upon width, mining method and ground conditions. Dilution of 2-3m and mining recovery of 95-100% were applied to the underground reserves, dependent upon mining method.

4. Mineral Resources were estimated using the following parameters:

a.

Underground using Gold Price of AUD$825/oz.

b.

Magdala surface above 130mRL and above a nominal 0.8g/t cutoff

c.

Wonga surface within a AUD$850 optimised pit shell

5. Mineral Reserve estimates were prepared by:

 a.

Glenn Miller, Mine Technical Superintendent, Northgate Minerals Corporation. Mr Miller is a member of the Australasian Institute of Mining and Metallurgy and has over 16 years of relevant engineering experience.

b.

Tamer Dincer of Mining Solutions Consultancy Pty Ltd. Mr Dincer is a member of the Australian Institute of Mining and Metallurgy and has 20 years of experience of relevant engineering experience.

6. Mineral Resource estimates were prepared by:

a.

Dean Fredericksen of Fredericksen Geological Solutions Pty Ltd. Mr Fredericksen is a member of the Australasian Institute of Mining and Metallurgy and has over 19 years of relevant geological experience.

7. Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

Figure 55 Long Projection showing a summary of the Mineral Resource and Mineral Reserves on an area by area basis

19.7.1 Changes Relative to December 2007

Underground mine production for the 6 month period 31 December 2007 to 30 June 2008 was 290,000 tonnes at a mill head grade of 5.9 g/t for contained 56,000 ounces. In addition 34,000 tonnes of stockpiled low grade ore and mill cleanup material was also milled to give a total mill throughput of 328,000 tonnes at a mill head grade of 5.46 for 57,700 contained ounces of gold. Metallurgical recovery over the period has averaged 87%.

During the period the Mineral Reserve was depleted by 31,000 ounces which is less than the total amount mined from underground. The balance of production was mined from Mineral Resources that have been converted to Mineral Reserves by completion of additional drilling, data collection and mine planning and subsequently mined during the reporting period and from a positive reconciliation against Mineral Reserves.

The net change in Mineral Reserves over the 6 month period is 85,000 contained ounces and when added to underground mine production of 56,000 contained ounces of gold for the period the net discovery and Mineral Reserve conversion is 141,000 contained ounces of gold. Mineral Resources have also increased at the end of the reporting period by a further 21,000 contained ounces of gold.

A breakdown of the areas in which Mineral Reserve additions have been is shown in Figure 56. The most significant addition to Mineral Reserves and Mineral Resources is the inclusion of the GG6 area. This mineralisation was discovered in 2007 and continued focused exploration and resource definition drilling has enabled the delineation of the GG6 Mineral Resources and Reserves. Mine planning and feasibility studies have resulted in the submission and board approval of a fully costed mine plan to access and mine this area. The existing GG5 decline and ventilation infrastructure will be extended 200 metres vertically to facilitate mining access.

Figure 56: Breakdown of Mineral Reserve additions for SGM by resource areas

Incremental Mineral Reserve additions have been made in a number of other resource areas with a material addition of 28,000 ounces made in the GG5 Lower resource area and 15,000 ounces in the Magdala mine area. These additions are a result of ongoing grade control or stope definition drilling that is routinely completed prior to mining development. For GG5 Lower the drilling has resulted in changes to the modelled thickness and grade of the mineralisation and the discovery of incremental resources on the periphery of the previously identified resource area.

Reconciliation of Mineral Reserves for the period show that an additional 5% tonnes at approximately 18% higher grade for an additional 22% more contained gold has been delivered to the processing plant than was defined in the Mineral Reserve for the ore blocks mined. Much of the positive reconciliation is a result of stopes that were mined earlier in the period from the upper section of the GG3 mining area. It is not anticipated that this significant positive reconciliation will be seen in mining the remaining Mineral Reserve as reported in this document.

19.7.2 Magdala Underground Upper Levels

Magdala Mineral Resources and Mineral Reserves are contained around previously mined areas in the upper levels. Portions of the Mineral Resources in this area have been estimated using conventional 2D estimation methodologies. During the latter part of 2007 and the early part of 2008 significant geological interpretation and some diamond drilling has been completed in several areas. In May 2008 a block model was completed for an area of the Central Lode from 500mRL to 700mRL adjacent to the Scotchman's Fault (Magdala S600 Appendix A).

There are ongoing data gathering and evaluation programs to convert the current Mineral Resources to Mineral Reserves and appropriate resource are allocated to these programs.

Reserves are contained on Central, and Basalt Contact structures. Rehabilitation and access considerations have been taken into account when assessing the viability of each stoping block. Stopes generally have a weak hangingwall of Mine Schist or weakly mineralised volcanogenics.

19.7.3 C7

Mineral Resources have been estimated by 3D estimation methodologies. The details of which are outlined in appendix B. An updated block model was completed in March 2008 to incorporate additional diamond drilling completed late in 2007 and early 2008. This drilling and modelling has incorporated significant additional diamond drill information and resulted in the addition of a further material to the Mineral Reserve.

Mineralisation of the C7 orebody is characterised by two main lodes, the Duke's lode and Central lode. Duke's lode is volcanogenic mineralisation against a basalt contact with Central lode a quartz vein in the hangingwall of Duke's lode. The separation between the two lodes varies between 1m and 10m with weakly mineralised volcanogenics separating the two lodes. The hangingwall of the Central lode is mineschist and is of varying rock strength.

19.7.4 U3

Mineral Resources have been estimated by 3D estimation methodologies. The details of which are outlined in appendix C. Development and additional closer spaced diamond drilling was completed in this area during late 2007 and early 2008. A revised Mineral resource model was created in April 2008 to incorporate this additional drilling and geological information.

The U3 orebody is characterised by a single lode of mineralisation along the contact of the Oriental basalt. The mineralisation style includes both volcanogenics and quartz veining. The South fault is the upper bounding fault of the orebody and the Merlot fault is the lower bounding fault. The Oriental basalt forms the footwall with mineschist as the hangingwall. Ground condition encountered in the ore and hangingwall are considered extremely poor.

19.7.5 GG1

Mineral Resources have been estimated by 3D estimation methodologies. The details of which are outlined in the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)". There has been some recent mining activity resulting in depletion of the existing models.

The GG1 orebody contains two main Iodes separated as East Patron and West Patron Lodes. The lodes are separated by internal basalt and are bounded by a basalt hangingwall and mineschist footwall. The orebody has a typical dip of 50° to 55°, and in some cases reduces to 35°, this flat nature can lead to increased waste dilution. The top of the orebody is constrained by the South Fault with several flat faults offsetting the orebody horizontally.

19.7.6 GG3

Mineral Resources have been estimated by 3D estimation methodologies. The details of which are outlined in the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)". There has been no material change to the Mineral Resource model in this area and Mineral Resource and Mineral reserve changes have resulted from further mine planning and evaluation of the existing model.

Ongoing development and data collection continue in this Mineral Resource area. The main mineral bearing lode in GG3 is the Dalray Lode which has both a hangingwall and foot wall component. The GG3 Geology is characterised by a series of flat planar faults that have resulted in significant structural complexity. Ongoing grade control drill programs are targeted to unravel this structural complexity and to ensure that Mineral Reserve extraction is optimised. Offsetting of ore structures has required additional mullock to be included in Stope Reserves to access available ore. Hangingwall conditions are considered good with basalt, though faulting may result in some dilution.

19.7.7 GG5

Mining has depleted all of the currently defined Mineral Resource in the GG5 area.

19.7.8 GG5 Lower

Mineral Resources have been estimated by 3D estimation methodologies as detailed in appendix D.

Geologically, GG5 Lower shares the same characteristics as the other Golden Gift orebodies, comprising a main sub-vertical ore lode adjacent to a basalt hangingwall contact; a mineschist footwall; and a lower-grade volcanogenic package between the ore and the schist. The main Statesman ore lode presents as a high grade waterloo structure hosted by "internal" basalt noses along the hangingwall basalt contact – similar to the geological setting encountered in GG5 upper. Both at depth and to the north, this waterloo pinches out as the internal basalt bodies join with the main hangingwall basalt. Peripheral to the main orebody, is a second zone of mineralisation that occurs as a skin between the (internal) basalt and the schist (Open Flank lode).

Significant new drilling has been added to the Mineral Resource estimate and now totals 198 drillholes on an approximate grid of 15.0m X 15.0m. This drilling predominantly in the lower levels of the block and to the north in the open flank lode has resulted in a change in insitu resource grade (>4.0g/t cut off) from 9.2 g/t to 10.2 g/t.

Hangingwall conditions are considered excellent with basalt hanging-walls and volcanogenic footwall. Mining is generally in a retreat fashion to avoid the need for closure stopes. Development has progressed to the 1315mRL level and stoping having commenced on both the 1285mRL and 1315mRL levels. The lowest planned development horizon is the 1395mRL level.

19.7.1 GG6

Drilling for the definition of the GG6 area commenced in April 2007 after an interpreted Basalt contact was targeted below and to the east of the GG5L ore body. Subsequent drilling has been in two phases, scoping and infill, which was completed over the past 15 months. These programs have progressively increased the drilling density across GG6 achieving 32 drillholes within the model are at a spacing of approximately 40 m X 50 m. A detailed geological model and 3D block model has been created for the area the details of which are outlined in appendix E. Stawell Gold Mines have ha this d model independently audited by Quantitative Group, geostatistical consultants (Jackson, 2008) whose conclusion is that the model is unlikely to contain material errors and is suitable for mine planning purposes.

The Golden Gift 6 resource model covers the area from 289N to 310N below 1450mRL with mineralisation extending from 1506mRL to 1620mRL. GG6 drilling indicates similar geology and geometry to the rest of the Golden Gift ore bodies at the Stawell Gold Mine. The basalt contact lode in GG6 is bound by the Low and Gamay Faults and is cut by the Bastardo and Concord Faults. A high grade Waterloo is modelled between the Bastardo and Concord faults along with a lower grade stockworks zone on the mineschist contact. Mineralisation in the GG6 is characterised predominantly by a steeply dipping lode with a varying width of 2-3m, within the Concord block.

This is the maiden published Mineral Resource and Mineral reserve for the GG6 area with the global estimate Mineral Resource being 289,700 tonnes at a grade of 9.1 g/t for 84,000 contained ounces. Mining studies have outlined a preliminary Mineral Reserve for GG6 of 318,000 tonnes at 6.0 g/t for 61,000 contained ounces.

Hanging-wall conditions are considered good with basalt hanging-walls and volcanogenic footwall. Mine design methodologies successfully utilised in GG5 have been used to delineate the mining reserves. The mining is generally in a central retreat fashion to avoid the need for closure stopes and allows flexibility for dual production. Mineralisation extends from the 1506RL to 1620RL.

A mine plan has been developed that will extend the 1:7 GG5 decline some 110 metres vertically and 200m to the East. The existing ventilation system will also be extended a similar amount by a combination of vertical raises and horizontal connecting development. Electrical reticulation and mine dewatering systems will follow the decline. All capital and operating development has been costed and generates suitable financial outcomes.

19.7.2 GG9

Mineral Resources have been estimated by 3D estimation methodologies. The details of  which are outlined in appendix F.

The GG9 resource is characterised predominantly by a single steeply-dipping Kingston lode which reduces in width with distance from the Merlot Fault. The Merlot fault forms the upper boundary of mineralisation and the Durif Fault the lower. The expected poor conditions of the weakly mineralised volcanogenic footwall have required that 1.5m of dilution be attributed to this, though the basalt hanging-wall is expected to have good ground conditions. The GG9 contains a number of flat structures that have increased geological complexity.

Recent grade control definition drilling in this area has resulted in the addition of a further  Mineral Resource and Mineral Reserves.

19.8 Open Pit Design methodology

19.8.1 Design criteria
	Overall slope	Bench Height	Depth
	angle

Wonga	37	10m	120

Davis	43	10m	70

Wildwood	45	10m	70m

Table 24 Summary of design factors for open pits

19.8.2 Wonga Surface

The Wonga Surface mineral Resources have been estimated using 3D block modelling methodologies as described in the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)". The Mineral Resources are reported within an optimised pit shell at a gold price of AUD$850 (see the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)").

The Wonga Open pit is located 1.5km from the Stawell Mill and consists of a mined open pit which has then progressed to an underground mine reaching the 400RL. The Wonga ore zone consists of 2 structures, the flat Hanging-wall lode and the steep link Structure. Mining has historically mined both structures, with the majority of work focussed on the Link Structure. Open pit Mining will be centred on the Hanging-wall lode through a cutback of the Eastern Pit Wall. A high risk of ore loss is associated with mining due to open voids beneath the pit. Access to the bottom of the pit is through an established ramp, and mining will be using conventional drill and blast techniques.

19.8.3 Magdala Surface

19.8.3.1 Resource

The Magdala Surface Mineral Resource (referred to also as Big Hill Mineral Resource) was estimated in 1998 using 3D estimation methodologies as documented in the previous technical report entitled "Technical Report for Stawell Gold Mine, Victoria Australia (28 March 2008)".

The Mineral Resources are reported above 130m RL above a nominal cutoff  of 0.8 g/t Au. The Magdala Surface Mineral Resources have been subject of detailed reviews by Mike Stewart from Quantitative Geosciences including a recommendation that alternative estimations methodologies be adopted for this deposit. These recommendations have been reviewed by a Qualified Person and whilst are sound advice it is considered the outcome in respect of the estimated Mineral Resources is not material to the information disclosed in this document.

19.8.3.2 Davis Open Reserve

The Davis Open Pit is located 1km North West of the Stawell Mill. Work will be to extend the pit to depth. Historical underground workings, as well as proximity to local dwellings and water infrastructure limit the extent to which the pit can be extended. Mining will be through conventional drill and blast mining, with consideration to houses located close to the edge of the mining pit.

19.9 External Factors Effecting Extraction of Mineral Resources and Reserves

19.9.1 Magdala Surface Mineral Resources

The Magdala surface Mineral Resources are located within a segment of Crown Land called the Big Hill ridge which defines the up dip portion of the Magdala mineralised system. This area is bordered by residential areas on two sides. An extensive RC and Diamond drilling program was completed during 1997 and 1998 to define the extent of the mineralised system and define the mineral Resource.

A feasibility study to establish and open pit mining operation on this section of the deposit was completed and a detailed Environmental Effects Statement (EES) prepared. The EES was submitted to the Victorian State Government in 1999 seeking approval to commence a mining operation within the Big Hill environment. In November 2000 the proposal was rejected by the Minister for Planning and the project was not able to proceed.

Stawell Gold Mines believes there is potential to re-examine the project and the methodologies that were proposed at the time and thus exploit portions of the Mineral Resource as defined and reported in this document.

Further open pit optimisation studies have been completed and a smaller open pit designed as an extension of the existing Davis Open Pit. Stawell Gold Mines management has received advice that this proposal could be completed by applying to the Victorian State Government for a variation to the existing "Work Plan" and a planning permit from the local Grampians Shire Council. As such a small open pit Mineral Reserve has been defined and reported as part of the Mineral Reserve estimate.

During 2007 the waste dump created from the initial mining of the Davis open pit has been progressively reclaimed and treated through the Stawell Gold Mines processing facility. As such there is precedent for mining operations in this area.

Additionally some studies have been completed looking at the potential to extract portions of the Mineral Resource by underground methods. At the time these studies were completed (2001 – 2002) the economic scenarios were not favorable. A significant change in the gold price during 2007 has not been factored into this analysis and further reviews are planned.

Whilst there are currently permitting, environmental and political constraints preventing mining this portion of the Mineral Resource estimate there are potentially significant economic benefit to the Stawell operation if this Mineral Resource could be exploited by some form of mining activity. Stawell Gold Mines will continue evaluation of potential extraction methodologies.

19.9.2 Wonga Surface Mineral Resource

The Wonga surface Mineral Reserves are based upon an open pit optimisation study completed in mid 2007. The resulting optimisation shells at a gold price of AUD$ 850 create an extension to the existing partially filled Wonga Open Pit void.

There are existing Mining Licence approvals and conditions that permit open pit mining in this area. Stawell Gold Mines management has advice that a Work Plan variation would need to be obtained prior to the commencement of any mining activity in the Wonga area. The exploration program proposed for 2008 includes an allocation to complete additional exploration on near surface and underground targets within the Wonga deposit area and as detailed plans for mining operation have yet been completed.

Stawell Gold mines have received a Work Plan variation enabling mining and trucking of portions of the Wonga waste dump to the processing plant for milling. These trials will be carried out during 2008 to determine the potential processing grades and viability of treating this material through the Stawell processing facility.

19.9.3 Wonga Underground Mineral Resources

The Wonga Underground Mine was placed on care and maintenance in 1999. After extraction of some of the remnant Mineral Reserves and resources in subsequent years the mine pumping was stopped and the mine allowed to flood. The water level is currently 150mRL and the majority of the existing working underwater.

Should economic conditions change such the remaining Mineral Resource was economic, current licence conditions permit Stawell Gold Mines to recommence operations and extraction of any remaining or newly defined Mineral Resources. During 2008 it is proposed to re-evaluate the exploration potential within and adjacent to the existing Wonga underground mine.

19.9.4 Magdala Underground mineral Resources

Mining and extraction of the Magdala Mineral Resources and Reserves has been continuous since 1981. The authors are not aware of any known environmental, permitting, legal, title, socio-economic, political or other issues that will prevent extraction of the remaining existing Mineral Reserves and Mineral Resources.

Stawell Gold Mines has been able to carry out its mining activities as defined by current Work Plans and approvals without intervention since 1981.

20 Other Data and Information

20.1 Stoping Reconciliation

Stawell Gold Mines personnel maintain a detailed reconciliation register of stoping performance. This reconciles Mineral Reserve versus Mine recorded versus Mill production. This process has been reviewed by the competent person and is a robust process for determining the applicability of the Mineral Resource and Mineral Reserve estimation processes.

A summary of the reconciliation or Stoping Mineral Reserves to Mill production is shown in Figure 57 .

Figure 57 Annual Stoping Mineral Reserve reconciliation for the period 2003 2007

2007 and 2008 YTD reconciliation information has shown significant additional gold has been produced from the Stope portion of the Mineral Reserve. This can be explained by local geologically complex and abnormally high grade mining areas in GG1, GG2 and GG3 and is not interpreted to be a systematic Mineral Resource and Mineral Reserve estimation issue. Based on the data currently available it is not expected that this will continue other than local fluctuations in the reconciliation performance.

21 Interpretation and Conclusions

Stawell Gold mines has in place rigorous processes for the estimation of Mineral Resources and Mineral Reserves. These processes are managed on site and appropriate resources (personnel and drilling) are allocated to this function.

The conclusion of the Qualified Persons as defined in this report are that the Mineral Resources and Mineral Reserves general as stated in this document are valid and supported by appropriate data collection, sampling, processing, interpretation and estimation methodologies and conform to N.I. 43-101 guidelines.

The Stawell project has significant production history and the site personnel significant knowledge of the orebody and the mining process which adds additional support to the methodologies used to estimate the Mineral Resources and Mineral Reserves.

2008 YTD reconciliation information has shown significant additional gold has been produced from the Stope portion of the Mineral Reserve. This can be explained by local geologically complex and abnormally high grade mining areas in GG1 and GG and is 3not interpreted to be a systematic Mineral Resource and Mineral Reserve estimation issue. Based on the data currently available it is not expected that this will continue other than local fluctuations in the reconciliation performance.

Exploration activities are incorporated into ongoing Life of Mine plans and whilst the details of the proposed plan for 2008 and beyond are still being developed it is the opinion of the Qualified Person that additional exploration is warranted as per the descriptions included in Section 12 of this report.

22 Recommendations

The key recommendations of the Principal author are in respect of ongoing geological testing and mining evaluation of the Mineral Resources and Exploration areas at Stawell Gold Mines. A detailed exploration program is presented in section 8 of this report including a proposed Exploration program for 2008. At the time of preparation of this document the detailed exploration program for 2009 has not been finalised. It is the opinion of the author that there remains sufficient prospectively within the Stawell Gold Mines tenement to support the proposed program and budgeted expenditure and it is recommended that ongoing evaluation of this potential be continued and re- evaluated as exploration results are received.

It is recommended that Stawell Gold Mines maintain the Mine Geological program as currently implemented to supplement currently available geological information in the preparation of detailed mine design.

A copy of the 2008 MIN5260 Exploration targets and Budget allocations is given in Table 25

Prospect	2008 YTD Expenditure H1	2008 Expenditure H2	2008 Total Forecast Expenditure
GG6	$961,850	$195,692	$1,157,542
GG South	$660,800	$0	$660,800
North Magdala	$754,700	$3,083,490	$3,838,190
Wonga Gift		$0	$0
Magdala East		$0	$0
Wonga Pit	$583,612	$31,562	$615,174
Wonga Underground		$0	$0
Pleaseant Creek		$64,883	$64,883
Wildwood		$963,382	$963,382
Leviathan Gift		$300,000	$300,000
Sub GG6		$125,000	$125,000
Wonga Structural Modelling		$67,000	$67,000
Total	$2,960,962	$4,831,009	$7,791,971

Table 25 2008 MIN5260 Exploration targets and Budget allocations

23 References

Jackson, C. 2008. NGM10902: Review of the June 2008 GG6 resource estimate. Unpublished internal company memorandum.

Vann, J, Jackson, S, and Bertoli, O. 2003. Quantitative Kriging Neighbourhood Analysis for the Mining Geologist — A Description of the Method with worked case examples, in Proceedings of the, 5th International Mining Geology Conference (Australasian Institute on Mining and Metallurgy, Melbourne)

24 Additional Requirements for Technical Reports on Development Properties

24.1 Underground Mining method

The mine is accessed by a decline from a portal located adjacent to the mill. The mine access development and services are located mainly within basalt. Ground conditions are good and there is no history of major seismic activity. Development follows the Magdala lode system down plunge, and between 470 RL and 786 RL the decline splits into a north and a south decline to access the Golden Gift ore bodies To facilitate ore access, extraction levels are developed at approximately 20m to 25m vertical intervals. The mining areas currently extend over approximately 3km of strike to more than 1,300m below surface, measured from the top of Big Hill.

The mining method used in the Magdala was bench stoping with cemented rock fill pillars in primary stopes, and rock filled secondary stopes The mining method used in the Golden gift and narrow Magdala ore zones is retreat open stoping with either cemented rock fill (CRF) if full extraction, or ½ CRF/½ rockfill or all rockfill stope with pillars.

In the Magdala orebody, stope sizes typically range from 2,000 to 10,000 tonnes. In Golden Gift where the width and tenor of the reserves have so far been of higher quality, generally larger stopes up to 15,000 tonnes are expected.

Stope ore is recovered using loaders under direct or remote control of an operator, with haulage by 50 tonne trucks.

The access decline is used as an intake airway, and a chilled water plant delivers conditioned air via an intake shaft. Local spot refrigeration plants are also used for decline advance. Exhaust air is drawn through the workings by a series of ventilation rises and drives by two primary ventilation fan installations located at the northern and southern ends of the mine. The mine is relatively dry. Water pumped from the workings is recycled for use in the mine or the treatment process.

24.2 Open Pit Mining method

Open Pit Mining will utilize conventional benching techniques of drill and blast. Loose overburden will be removed with either a combination of Ripping and Scrapers or conventional truck and shovel / front end loader. The discrete nature of Open pits will necessitate the use of small scale equipment. Ramp widths are kept to a minimum of one lane at 12m as the mining fleet will consist of few trucks. Ore delivery from satellite pits will be through the use on road registered truck and trailer combinations. These will transport ore to the mill during ordinary work hours.

Ramp gradient of 1 in 9 (with a final ramp section at 1:8) will be used and a berm interval of 20m vertical. Batter slope angles are typically 50 deg in weathered material and reach 60deg in fresh rock. Batter slope angles are determined on a site by site basis using geotechnical advice from diamond drill and rock sampling data. Whittle modelling of the resource is used to determine the economic pit shape, with recovery factors of 95% and dilution factor of 10% typically used.

Work- shifts will be typically Monday to Friday during day light hours to minimize environmental impacts to the surrounding community.

Open Pit operations are designed to be backfilled at the end of Mine life to further minimize community impact.

24.3 Production Forecast

Stawell Gold Mines annually completes a "Life of Mine Plan" based around the Mineral Reserve but also including portions of the Inferred and Indicated Mineral Resources that have yet to be fully defined or evaluated but are accessed by Capital Development and are expected to be converted and mined during the development of the Mineral Reserve.

This production forecast is as shown in Table 26 and excludes the current Davis Open cut Mineral Reserves. This plan is run for purposes of determining the optimum capital development layout and importantly to identify the activities (diamond drilling, mine planning studies and operating development) required to convert the portions of the Inferred and Indicated Mineral Resources that are likely to be extracted during the process of mining the included Mineral Reserves.

STAWELL GOLD MINE PTY LTD		2008	2009	2010	2011	Total
2008 LOM PLAN
OVERVIEW

PRODUCTION
ORE MINED	tonnes	651,962	736,023	720,365	522,213	2,630,563
MINED GRADE	Au g/t	5.30	4.95	5.11	5.25	5.14
MINED OUNCES	Au oz	110,997	117,109	118,386	88,227	434,719
ORE MILLED	tonnes	724,045	787,372	801,183	626,090	2,938,690
HEAD GRADE	Au g/t	5.11	4.57	4.60	4.55	4.71
MILLED OUNCES	Au oz	118,962	115,613	118,588	91,535	444,697
RECOVERY	%	88.31	89.32	89.22	89.18	89.00
GOLD PRODUCED	Au oz	105,058	103,265	105,808	81,629	395,759

Table 26 Production forecast the June 2008 Stawell Gold Mines Life of Mine Plan including portions of the Inferred and Indicated Mineral Resources but excluding the Davis Open cut Mineral Reserves. Note 2008 is full calendar year

In addition Stawell Gold Mines has completed a LOM plan excluding the all Inferred Mineral Resources but still including those portions of the underground Indicated Mineral Resources that are expected to be converted during the mining of the current Mineral Reserve and also including the mining of the Davis open cut Mineral Reserves. The production forecast under this scenario is shown in Table 27.

STAWELL GOLD MINE
PTY LTD		2008	2009	2010	2011	Total
2008 LOM PLAN
OVERVIEW

PRODUCTION

ORE MINED	tonnes	337,605	643,709	522,378	738,882	2,242,574
MINED GRADE	Au g/t	5.33	4.84	5.04	4.65	4.90
MINED OUNCES	Au oz	57,812	100,192	84,649	110,405	353,058
ORE MILLED	tonnes	365,997	695,058	603,196	842,759	2,507,010
HEAD GRADE	Au g/t	4.90	4.68	4.62	4.20	4.54
MILLED OUNCES	Au oz	57,681	104,534	89,641	113,713	365,569
RECOVERY	%	89.3	89.3	89.3	57.8	79.5
GOLD PRODUCED	Au oz	51,530	93,321	80,086	65,719	290,656

Table 27 Production forecast the June 2008 Stawell Gold Mines Life of Mine Plan excluding Inferred and Mineral Resources but including the Davis Open cut Mineral Reserves. Note 2008 is part calendar year July – December 2008.

24.4 Recoverability

Refer to Section 18.

24.5 Markets

SGM produces gold doré bars at the Stawell Gold Mine, which are transported to AGR Matthey in Western Australia and refined to produce gold bullion. The Corporation sells the gold bullion over the counter according to its treasury policy through either AGR Matthey or an Australian based bank.

24.6 Contracts

The Corporation sells the gold bullion over the counter according to its treasury policy through either AGR Matthey or an Australian based bank.

The author is not aware of any agreements that are not within market parameters.

24.7 Environmental Considerations

The Corporation is committed to maintaining effective management systems with respect to environmental matters at the Stawell Gold Mine. At SGM, site management monitors and regularly reviews the environmental and social impacts of the operations, such as water quality, air quality, blast vibration and noise. Monitoring and site environmental performance results are shared with regulatory authorities and local communities and are reported quarterly to the board.

SGM promotes responsible environmental behaviour among all employees and contractors. Operations are managed in accordance with SGM's Environmental Management Plan which provides the standards, procedures and guidelines required to achieve that aim.

SGM regularly updates its estimate of future expenditures. The provision at December 31, 2007 for the site closure and reclamation was AUD$A4.547 Million. This estimate is based on available information including preliminary closure plans, alternatives and applicable regulations.

24.8 Taxes

SGM is currently subject to the following taxes and duties:

  Victorian Payroll tax of payable at the rate of 4.95% calculated on wages paid by SGM to its employees. SGM is liable for Victorian Payroll Tax when its total Australian wages exceeds the Victorian general deduction threshold of AUD$45,833 a month or AUD$550,000 over a full financial year; and / or when grouped with other businesses of the Corporation, the combined Australian wages of the group exceed the general deduction threshold level.

  Minor taxes and duties including land tax, insurance duty, mortgages duty, motor vehicle duty debits tax and local council rates.

The Corporation is currently subject to the following taxes:

  Federal Income tax is levied on the taxable income of the Corporation at a rate of 30%. In general terms, taxable income is calculated on assessable income less any allowable deductions.

  Capital Gains Tax (CGT) is paid on any capital gain that the Corporation includes in its annual income tax return. CGT is not a separate tax; it's a component of income tax.
  Fringe benefits tax (FBT) is payable for benefits paid to an employee or the employee's associate by the Corporation. FBT is separate from income tax and is based on the taxable value of the various benefits provided.
  Goods and Services Tax (GST) is a broad-based tax of 10 per cent on the sale of most goods and services and other things in Australia. Being registered for GST enables the Corporation to claim input tax credits for the GST included in the purchase price of goods and services used in the business.
  Victorian Payroll tax of payable at the rate of 4.95% calculated on wages paid it and its subsidiaries to its employees. Corporation is liable for Victorian Payroll Tax when its total Australian wages exceeds the Victorian general deduction threshold of AUD$45,833 a month or AUD$550,000 over a full financial year; and / or when grouped with other businesses, the combined Australian wages of the group exceed the general deduction threshold level.
  Minor taxes and duties including land tax, insurance duty, mortgages duty, motor vehicle duty debits tax and local council rates.

24.8.1 Royalties

Within M5260 there is an AUD$2.00 per Au ounce royalty payable to Mineral Ventures of Australia (MVA). This royalty agreement came into place in February of 2004 and is in place until the earlier of 15 year of production of 2.5 million ounces of gold. Furthermore this royalty agreement extends to Victorian tenements held  by Leviathan Resources in February 2004 which included MIN5260.

24.9 Capital and Operating Expenses

EXECUTIVE SUMMARY					TOTAL

	2008	2009	2010	2011	2008-2011

Production	Jul - Dec

Operating Costs (Cash Costs AUD$)
Mining - Underground	15,422	28,488	21,824	15,936	81,670
Mining - Surface	-	-	-	7,194	7,194
Mining - Mine Geology	1,661	1,747	1,242	287	4,936
Processing	7,938	14,888	11,671	10,732	45,229
Administration	3,145	5,796	5,141	2,122	16,203
Total	28,165	50,919	39,877	36,271	155,232

Operating Cash Flow	14,348	26,072	26,194	17,947	84,560

Capital Costs (AUD$)
Mining	8,431	15,025	10,903	-	34,359
Plant & Equipment	9,841	7,875	1,491	67	19,274
Total	18,273	22,900	12,394	67	53,634

Total Operating and Capital Costs	46,437	73,818	52,271	36,339	208,865

Table 28 Annual Operating and Capital expenses based on LOM. Note 2008 if half year July – December 2008.

24.10 Economic Analysis

Table 29 sets forth an economic analysis for the SGM reflecting a cash flow forecast on an annual basis from 1 July 2008. The cash flow forecast is based on a production scenario that excludes all Inferred Mineral Resources and includes the mining of all underground Mineral Reserves, portions of the UG Indicate Mineral  Resources and the Davis Open Cut Mineral Reserves. In addition, certain sensitivity analyses are described in Table 30 below.

EXECUTIVE SUMMARY					TOTAL
	2008	2009	2010	2011	2008-2011

Production	Jul - Dec
Underground Production
Tonnes mined	337,605	643,709	522,378	413,499	1,917,191
Head grade	5.33	4.84	5.04	6.64	5.37
Production (oz)	57,812	100,192	84,649	88,227	330,880

Surface Production
Tonnes mined	-	-		325,383	325,383
Head grade	-	-	-	2.12	2.12
Production (oz)	-	-	-	22,178	22,178

Total Production
Tonnes mined	337,605	643,709	522,378	738,882	2,242,574
Head grade	5.33	4.84	5.04	4.65	4.90
Production (oz)	57,812	100,192	84,649	110,405	353,058
Surface ore ratio (%)	0%	0%	0%	79%	17%

Total Processed
Tonnes processed	365,997	695,058	603,196	842,759	2,507,010
Head grade	4.90	4.68	4.62	4.20	4.54
Production (oz)	57,681	104,534	89,641	113,713	365,569
Recovery	89.3	89.3	89.3	57.8	79.5
Recovered gold (oz)	51,530.0	93,321.4	80,086.2	65,719.3	290,656.9

Revenue	$000	$000	$000	$000	$000
Gold Sales	42,512	76,990	66,071	54,218	239,792
Interest Received and other revenue	-	-	-	-	-
Total	42,512	76,990	66,071	54,218	239,792

Spot Price (AUD$)	$825	$825	$825	$825

Operating Costs (Cash Costs AUD$)

Mining - Underground	15,422	28,488	21,824	15,936	81,670

Mining - Surface	-	-	-	7,194	7,194
Mining - Mine Geology	1,661	1,747	1,242	287	4,936
Processing	7,938	14,888	11,671	10,732	45,229
Administration	3,145	5,796	5,141	2,122	16,203
Total	28,165	50,919	39,877	36,271	155,232

Operating Cash Flow	14,348	26,072	26,194	17,947	84,560

Capital Costs (AUD$)
Mining	8,431	15,025	10,903	-	34,359
Plant & Equipment	9,841	7,875	1,491	67	19,274
Total	18,273	22,900	12,394	67	53,634
Total Operating and Capital
Costs	46,437	73,818	52,271	36,339	208,865

Operating and Capital Cash Margin	(3,925)	3,172	13,800	17,880	30,927
Corporate Costs	103	187	160	131	581
Resource Definition Costs					-
Borrowing Costs	186	359	200	120	865

Cash Margin Before Tax	(4,214)	2,627	13,440	17,628	29,481

Table 29 Cash Flow Forecast

Notes:

1. Cash flow excludes rehabilitation, redundancies and leave payout, residual value for sale of plant and equipment, balance sheet wind down, lease payments and corporate costs; and

2. Gold price assumptions used in the calculation of cash flow are consistent with SGM's 2008 Mineral Reserve assumptions.

3. The cash flow includes additional Resource Drilling to convert Inferred Mineral Resource for which no benefit is shown.

4. Mine Exploration expenditure has been excluded from the cash flow analysis.

Table 30 Cash Flow Sensitivity Analysis. Figures stated in AUD$'000.

24.11 Payback

There is no outstanding debt on the property. Stawell does however have Life of Mine model forecast lease principal payments of $7.7 million. A net present value (NPV) sensitivity analysis over varying discount rates (Table 31) resulted in a LOM NPV range from AUD$21.7 million (base case assuming 0% discount rate) to AUD$12.2 million (14% discount rate). The NPV amount of AUD$21.7 million assuming a 0% discount rate varies to the $29.4 million by the forecast lease principal payments of AUD$7.7 million. Because of the limited mine life at Stawell, variations to the discount rate has a relatively minor impact on the total NPV.

Table 31 SGM NPV sensitivity analysis over varying discount rates.

24.12 Mine Life

Proven and probable mineral reserves are projected to sustain the mining operation until the fourth quarter of 2011.

The most immediate potential to extend the mine life of the property is proximal to the Golden Gift 6 area. Portions of this area currently is not in resource but work is planned for 2009 to explore for additional mineralisation.

25 Date and Signatures

25.1 Certificate of Qualified Person

Name: Dean Fredericksen

Address: 629 Huntly Road, Orange NSW Australia 2800

I, Dean Fredericksen, MAusIMM do hereby certify that:

1. I am employed as the Principal Consultant, Fredericksen Geological Solutions Pty Ltd.

2. I am the Principal author responsible for the preparation of the report titled "Technical Report on Stawell Gold Mine Victoria, Australia", dated October 21, 2008, and am wholly responsible as the "qualified person" for the Mineral Resources Estimates as at 30 June 2008. I accept responsibility for the preparation of Sections 4 – 18 and 20 and joint responsibility for the preparation of sections 19, 21, 22, 23 and 25 .

3. I graduated from the University of Waikato with a Bachelor of Science degree in 1988 and a Master of Science Honours degree in 1989.

4. I am a member in good standing of the Australasian Institute of Mining and Metallurgy and have over 19 years of professional experience.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I have been involved in the Stawell Gold Mining operation since 1995. During the period 1995 – 2002 I was the Chief Geologist for Stawell Gold Mines and was responsible for all site based geological functions including near mine exploration, resource definition and mine geology functions and was the JORC competent person for reporting on Mineral Resources and Mineral Reserves. From 2002 – 2004 I was the Group Mine Geologist for MPI Mines Ltd, owner of Stawell Gold Mines and maintained an involvement in the Stawell Project in an advisory and monitoring capacity. From June 2007 I have been consulting to Stawell Gold Mines, providing mentoring to site geological personnel and audit and management advice to the operation. During this period regular monthly visits have been made to Stawell Gold Mines for either one or two week's duration.

7. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43- 101.

8. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10. I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated 21st October, 2008

Dean Fredericksen

Signature of Qualified Person	Name of Qualified Person

25.2 Certificate of Qualified Person

Name: Glenn Miller

Address: c/o Stawell Gold Mines, Leviathan Road, Stawell, Victoria, Australia, 3380

I, Glenn Miller, MAusIMM do hereby certify that:

1. I am employed as the Mine Technical Superintendent at Stawell Gold Mines.

2. I have been jointly responsible for the preparation of the report titled "Technical Report on Stawell Gold Mine", dated October 21st, 2008. I accept joint responsibility for the preparation of sections 19, 24, and 25.

3. I graduated from Ballarat University College with a Bachelor of Engineering (Mining) degree in 1991.

4. I am a member in good standing of the Australasian Institute of Mining and Metallurgy and have over 16 years of professional experience.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I have worked continuously at the Stawell Gold Mines since May 2006.

7. I am not independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

8. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10. I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated 21st October, 2008

Glenn Miller
Signature of Qualified Person	Name of Qualified Person

25.3 Certificate of Qualified Person

Certificate of Qualified Person

Name: Tamer Dincer
Address: 5 Salter Point Parade, Salter Point 6152

I, Tamer Dincer, BSc & MSc in Mining Engineering, MAusIMM do hereby certify that:

1. I am employed as the Principal Consultant Mining Engineer, Mining Solutions Consultancy Pty Ltd.
2. I have been jointly responsible for the preparation of the Section 19.8.3.2 and Section 24.2 of the report titled ": "Technical Report – Revised Mineral Resource and Mineral Reserves as at 30 June 2008, Stawell Gold Mines, Victoria, Australia" Dated 21st of October 2008. I am wholly responsible as the "qualified person" for the Davis Open Pit Extension Mineral Reserve Estimate included in the technical report.
3. I graduated from the Mining Engineering Department of the University of METU in Ankara, Turkey with a Bachelor of Science (Honours) degree in 1986. I have also received the Master of Science degree form the same university in 1988.
4. I am a member in good standing of the Australasian Institute of Mining and Metallurgy and have over 20 years of professional experience.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.
7. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
8. As of the date of this certificate, limited to the sections listed in item 2 above, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
9. I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated 21 October 2008

Tamer Dincer

Signature of Qualified Person

Tamer Dincer

Name of Qualified Person

TECHNICAL REPORT

on Stawell Gold Mines
Victoria, Australia

21 October 2008

APPENDIX A

Magdala S600 Resource Report

May 2008

Magdala block "S600" Resource Model Report May 2008

Compiled by: Karyn Gardner

Magdala block Resource Model Report May 2008.doc

SUMMARY

This Magdala block resource model covers the area from 1600 to 2250 sections (70 degree grid) and between -300 and -800m RL. The newest drilling in this area was completed to confirm the geometry and grade tenor of a zone of mineralisation originally interpreted to be Central Lode between the Cornishman and Scotchman faults. After the drilling data was compiled, the interpretation of the area was changed significantly with only one fault – the Scotchman's fault interpreted (which substantially modifies the projected location of this fault), with the mineralised zone above this fault.

From the recent drill program 8 diamond drill holes intersected the ore zone above the Scotchman's fault. The down dip extent of the ore zone, was mined in previous years (approximately 2002) on the 653, 675, 695 and 715 levels under the previous Cornishman's fault interpretation.

The initial interpretation, prior to the recent drill program carried out from the 629 level in the North decline, suggested an approximate resource of 12,000 oz between the 633 and 574 levels of the Magdala mine. After completion of the drilling and resource model, a 23,600 oz resource is indicated, with potential still for the ore zone to grow to the north and also up dip, as these furthest points from current development could not be adequately tested.

The total Indicated and Inferred Modelled Inventory at a cut off grade of 3.0g/t Au is:

                         168,600 tonnes at 4.4 g/t for 23,600 oz.

Karyn Gardner– May 2008	Page1

Contents
SUMMARY		1
Contents		1
Figures		3
Tables		4
1	Introduction	5
	1.1 Geology	5
	1.1.1 Regional setting	5
	1.1.2 Local setting and geology	6
	1.1.3 Mineralisation styles and domaining	8
	1.1.4 Drilling and Geological Evolution	9
	1.1.5 Further Work	9
2	Drilling, Logging and Sampling	9
	Logging	10
	2.1	10
	2.2 Sampling and Sample Preparation	10
	2.3 Assaying and QA/QC	11
	2.3.1 Assay QA/QC data	13
	2.3.2 Assay QA/QC Summary	17
	2.4 Surveying	17
	2.4.1 Database Storage and Integrity	18
3	Bulk Density	18
4	Metallurgical Test Work	19
5	Geological Modelling	19
	5.1 Estimation Domains	19
6	Model Statistics	20
	6.1 Compositing and Descriptive Statistics	20
	6.2 Variography	21
7	Block Model Estimation	25
	7.1 Neighbourhood optimisation	25
	7.2 Block Estimation Parameters	26

8	Model Validation	27
9	Resource Classification	28
10	Model output	30
11	Recommendations	34
12	Model completion	34
	12.1 Server storage location of model output files	34

Figures

Figure 1. Long section showing the location of the Magdala ore body extents and the modelled area (bounded by the blue box).	6
Figure 2. Magdala S600 section showing re-interpretation of Scotchman's fault, with the mineralised surfaces sitting above the fault zone.	7
Figure 3. Stawell Gold Mines drill core sample preparation, assay and QA/QC flowsheet	12
Figure 4. SGM QA/QC review flow sheet	14
Figure 5. Sample Splits (crush size fraction split) comparison for Magdala drill program	15
Figure 6. Magdala Assay duplicate comparison for recent drilling	15
Figure 7. Magdala Assay Repeats comparison for recent drilling	16
Figure 8. Rank HARD vs. percentile for Repeat data >10xLLD	16
Figure 9. Minesight visualisation of domain 100 and the variogram model showing the orientation and major direction of the search.	22
Figure 10. Minesight visualisation of domain 200 and the variogram model showing the orientation and major direction of the search.	23
Figure 11. Minesight visualisation of domain 300 and the variogram model showing the orientation and major direction of the search.	23
Figure 12. Minesight visualisation of domain 400 and the variogram model showing the orientation and major direction of the search.	24
Figure 13. MINESIGHT screen capture of the resource classification of domain 400. Red – mined areas, Green – indicated , yellow – inferred. The drill data is accumulated drillhole views that were coded as High grade (400) intercepts.	29
Figure 14. MINESIGHT screen capture of the resource classification of domain 100. Red – mined areas, Green – indicated , yellow – inferred. The drill data is accumulated drillhole views that were coded as Central lode (100) intercepts.	29

Tables

Table 1.	Assigned Bulk Densities to each modelled domain in the Magdala Scotchman's 600 model	19
Table 2.	Descriptive statistics for each domain.	21
Table 3.	MINESIGHT variogram parameter table used for block model estimation.	24
Table 4.	Model Limits.	25
Table 5.	Listing of MineSight search parameters.	26
Table 6.	Resource model description table.	27
Table 7.	Model validation table.	28
Table 8.	Modelled inventory at a series of cut-off grades. The top Indicated and Inferred numbers include some Central lode material, whilst the Indicated and Inferred domain 400 and 640 only figures relate only to the new material identified above the Scotchman's fault.	30
Table 9.	Readme_first.xls table of file names and major model parameters.	35

1 Introduction

The upper areas of the Magdala ore body have not been investigated for numerous years. At the end of 2007 a review of all existing resource potential was undertaken, with preliminary work done by Geoff McDermott. The areas highlighted by his study were then looked at in more detail by Karyn Gardner. The area from the 574 level to the 633 level, north of existing development, between the then interpreted Cornishman fault was identified as having potential and a small diamond drill program was carried out. This model is of this area utilising the results from the drill program, as well as existing holes that led to the generation of the target.

The Magdala block "Scotchman's 600" resource model covers the area from 1600 to 2250 (70 degree grid) between -300 and -800mRL. Four different mineralised surfaces have been modelled:

  High grade basalt contact on the Extended basalt;

  High grade basalt contact on the Dukes basalt;

  Central Lode; and

  High grade mineralisation above the Scotchman's fault.

Each of these 'ore' surfaces above also has a corresponding zone of volcanogenic rocks in their immediate hanging wall that is also modelled. The majority of the ore grade Extended, Dukes and Central Lode surfaces have already been mined, but have been modelled here to help identify any low grade material that may remain, and also help aid in the placement of any future development.

1.1 Geology

1.1.1 Regional setting

The Magdala ore body sits on the western flank of the Magdala Basalt dome, from the surface to below 1000m RL. The Golden Gift ore body sits below the Magdala ore body and is separated from it by the South Fault. The upper part of the ore body is truncated by the Northwest dipping Scotchman's fault. The offsets of the ore body above the Scotchman's fault are not well known, and no recent mining has taken place above this fault.

Figure 1. Long section showing the location of the Magdala ore body extents and the modelled area (bounded by the blue box).

1.1.2 Local setting and geology

There are several ore grade intercepts that indicate that there is mineralisation above the Scotchman's fault. The drillhole density and orientation of the drilling however make the delineation of these ore zones very difficult. One such area was identified north of the 574 level of the Magdala mine, to the North of existing development. A preliminary geological model was constructed from level and cross-sectional interpretation, indicating a mineralised zone between the 'Cornishman's' and Scotchman's faults, as well as the possibility of additional ore above the Scotchman's fault. An appropriate drill platform was identified and a small diamond drill program was completed to test the geological interpretation.

Upon completion of the diamond drill program, an interpretation was undertaken utilising the new data, and the 'Cornishman's' fault was re-interpreted as actually being the Scotchman's fault, with the mineralisation shown in the drilling situated above (or possibly within) the fault zone (see section below).

Figure 2. Magdala S600 section showing re-interpretation of Scotchman's fault, with the mineralised surfaces sitting above the fault zone.

In the new interpretation of the area the ore zone sits above the Scotchman's fault and is open to the north and up dip, although the ore does appear to be narrowing and weakening in grade in these directions.

1.1.3 Mineralisation styles and domaining

Four main mineralised zones have been modelled. Three of these are below the Scotchman's fault, and then there is the new zone above the fault. The three ore domains (and their corresponding low grade volcanogenic hangingwall rock) below the fault are:

  Central Lode: Ore zone 1 – O1 – code 100

  Central Lode HW volc: V1 – code 610

  Dukes Basalt contact lode: ore zone 2 – O2 – code 200

  Dukes volc zone: V2 – code 620

  Extended basalt contact lode: ore zone 3 – O3 – code 300

  Extended volc zone: V3 – code 630

Central lode mineralisation is hosted within westerly dipping (45-65 degrees) quartz-rich shear zones, which can be between 1 to 15m in width. The gold is carried as free gold or within arsenopyrite within stylolites in the quartz. Economic shoots of central lode mineralisation vary from 20m to 200m in both strike and height.

Dukes and Extended basalt contact mineralisation is typified by arrays of quartz-sulphide tension veins varying between 1m and 3m immediately adjacent to the basalt contact. The main sulphide assemblages are arsenopyrite, recrystallised pyrrhotite and pyrite. Usually weakly mineralised and altered volcanogenics are situated on the other side of the contact ore zone from the basalt, however this volcanogenic can be altered and mineralised in a 'stockwork' style when in close proximity to subsidiary basalt noses. Stockwork of this nature are not domained separately in this model as previous mining has effectively mined all of the stockwork style material in modelled area.

The new zone of mineralization is a quartz-carbonate stockwork, with mostly pyrrhotite and minor arsenopyrite and pyrite associated with weak to moderately sheared host rock. It has been domained out (Ore zone 4, code 400) from the other ore zones as it is separated from them by the Scotchman's fault. There is a lower grade volcanogenic domain surrounding the higher grade zone also (Volc zone 4 – V4 – code 640) which has been modelled.

1.1.4 Drilling and Geological Evolution

The initial scoping program from old drill hole data (ranging from MD1200 holes drilled in 1997 through to MD2800 holes drilled in 2001) identified the potential resource, with the initial interpretation carried up dip from previous development mapping and geological models done in 2001 on the 715, 695, 675 and 653 levels. This allowed a new geological model to be created and a drill program to be designed to test the up dip extension of the area.

An initial estimate from the scoping program resulted in an Inferred resource of 9,200 ounces. The drill program was designed to confirm the geological interpretation and tenor of the grade within the mineralised zone. A total of 15 holes were designed and drilled, 8 of which were to intersect the proposed target, and the others were planned to help infill the data gap from the existing development locations to the ore zone to optimise the position of any new development that would be required to access the ore block. The drilling in to the block resulted in the drill spacing becoming approximately 25 x 25m, although at the southern end of the ore zone this is much closer. Due to the location of the only available diamond drill site, the ore body extent is not fully tested to the north or to its upper extremes.

1.1.5 Further Work

No further diamond drill information will be able to be gathered in the area from 635m RL to 570m RL due to lack of suitable drill platforms. As such the northern extent will only be able to be further delineated if development of the ore body occurs.

Additional drilling should be looked at for the up dip extension of the zone around the 420 level. Platforms to be able to drill this area will again be an issue, however if the current zone is successfully converted to reserve status, this may be addressed, as other 'above Scotchman's fault' targets may become an exploration focus.

2 Drilling, Logging and Sampling

Drilling of the area commenced in March 2008 and was completed in late April 2008. The drilling was done with a Bobcat LM30 rig and recovered LTK60 sized core.

Drill core is placed in core trays provided by SGM personnel with the down hole depths of every core run completed marked on specially provided core blocks by the drill crews.

A regime of regular rig audits and inspections are also used to assist with maintaining the high level of core presentation and sample quality.

2.1Logging

Diamond drill core of the new holes was logged by various members of the SGM geological team, using a standardised logging legend. The data is captured electronically at the point of collection using a barcode logging "Datcol" software system. "Datcol" was developed on site in the mid 1990's and has remained the standard process since that time with the key tables for lithology, alteration, and structure and geotechnical information populated during the logging process.

As part of the standard SGM geological procedures all core collected from diamond drill holes are photographed and a complete record of core photographs are available to assist in the geological interpretation process.

Core recovery in the area is very good and generally 100% of the core is recovered, particularly within and adjacent to the ore zones. Where core is lost it is usually associated with faulting around the Scotchman's fault. Lost core is identified in the logging as "LOST" and as such there are very few if any assay intervals utilised in the estimate where core recovery is less than 100%.

It must be noted that the details of the drilling and logging are based on the recent drill programs only and may not necessarily be true of the drill holes drilled prior to this program. The logging and assaying techniques may have changed significantly in the years since they were processed. The logged lithologies are considered to be consistent with those now logged. Core photography of the later holes (MD1700 and higher) do exist as hard copies or as digital photographs on computer compact disks.

2.2 Sampling and Sample Preparation

Logging and sampling of the newly drilled holes has been consistent with the standard drill core sampling guideline. All core is logged and geological derived intervals are marked up for sampling. The sample intervals are matched to geological boundaries and fall within the range of 0.15m – 1.5 m. The average sample interval is approximately 1.0m. All the drill core intervals were sampled as full core samples and sent for assay.

Sample preparation prior to assay has been completed on site at the SGM laboratory. By retaining responsibility for this work through the existing site based facility SGM has flexibility in sending the pulps to a variety of assaying laboratories and retain the coarse rejects on site for ongoing metallurgical test work programs.

2.3 Assaying and QA/QC

The general flow sheet for the sample preparation and assaying is shown in Figure 3:

  Samples are crushed and pulverised.

  Routine assaying of diamond drill core samples has been undertaken utilising fire assay methodologies (recently changed from 50 gram to 30 gram charges) with an AAS finish.

  Assays are reported to an LLD of 0.01ppm. For sample reporting below LLD, a value of 0.5xLLD is used in resource estimation.

  Sample QA/QC procedure incorporates routine check assays including repeats (re-assay or repeat assay), duplicate (second sample taken after pulverisation), splits (half coarse sample split, at ratio approx 1:10 samples), and standards.

Figure 3. Stawell Gold Mines drill core sample preparation, assay and QA/QC flowsheet.

  SGM Standard reference material has been prepared by Ore Research of Melbourne, from ore samples from Magdala Mine. Three carefully prepared and certified standards are currently being utilised – SGM High A, SGM Low A, and SGM High. Certification certificates are available in SGM records.

  Analysis results are received from laboratory in fixed digital format. The load routine imports assay data matching against sample ID created during logging procedure.

  Analysis of received standard values and repeat and duplicate information is used to monitor the performance of the assaying process.

2.3.1 Assay QA/QC data

A range of checks are in place to monitor the QA/QC of the Stawell data set. The first checks are regular submission of standards and blanks at the sampling stage (refer to Figure 3). This is followed by the use of splits of the crushed stage as well as the use of laboratory splits and assay duplicates and repeats (refer to Figure 3). Monitoring of these checks is done within two days of the sample batch return and actioned generally no later than seven days after the return date. Any actions taken during the monitoring process are recorded in the on site QA/QC diary which was set up in September 2007. When monitoring these checks the following guidelines are followed (full flow sheet shown in Figure 4):

  If the standard assay is outside ±4 standard deviations from the known value then ~50% of that batch is automatically repeated. Entry is made into the on site QA/QC diary to indicate which sample IDs have been repeated.

  Duplicate assays are compared to initial assays.

Figure 5 to Figure 8 illustrate the performance of the recent Magdala block diamond drill program.

Figure 4. SGM QA/QC review flow sheet

Karyn Gardner – May 2008	Page 14

Figure 5. Sample Splits (crush size fraction split) comparison for Magdala drill program

Figure 6. Magdala Assay duplicate comparison for recent drilling

Karyn Gardner – May 2008	Page 15

Figure 7. Magdala Assay Repeats comparison for recent drilling

Karyn Gardner – May 2008	Page 16

2.3.2 Assay QA/QC Summary

New drilling began in the Scotchman's fault area in March of 2008. Of this new drilling, as a result of the QA/QC monitoring process, 73 initial assays from a total of 325 assays returned have been replaced by repeat assays. The majority of these are from MD5202 which was completely replaced with the repeat assays due to non-compliant standards in the initial set.

Overall, for the drill program, the laboratories have been running at a negative 3% bias for gold.

2.4Surveying

Diamond drillhole collars are surveyed by SGM Survey personnel. Survey control points are maintained in the underground decline by SGM Survey personnel and these locations provide the control for all mark out and pick-up surveying that is conducted in the underground environment. On conclusion of drilling and grouting diamond drilling personnel will insert wooden wedge labelled with the drill hole ID into the collar of the hole. This provides permanent identification of the drillhole collar to ensure matching of surveying information to the correct drillhole collars. The collar survey information is entered in the SGM database by data managers.

Single shot down hole cameras have been used to survey the drillhole path. Electronic single shot instruments are have progressively been used in preference to the Eastman mechanical cameras since 2002 at Stawell and the vast majority of the downhole surveys of diamond drill holes utilised in this estimation have been made with Electronic single shot cameras. Magnetic intensity is recorded and used to assess validity of record. Dip +/- 1.5° and azimuth +/- 3° is highlighted and assessed.

Where clear issues are identified with the validity of the survey information, adjustments are made in the database and the suspect data given a lower priority in the database system. The validation of the survey record of the drillholes was completed after the modelling process had been completed. When the modelling was being carried out, 5 holes were deemed to have suspect locations. Of these, MD2580 was not used at all and excluded from the data. The other 4 holes had dubious hole locations but were considered to be only slightly off the true location. As such these four holes (MD2382, MD2070, MD1806 and MD1658) did not have the geological model 'snapped' to their intercept locations, however the assay values were coded and utilised in the grade modelling process.

Karyn Gardner – May 2008	Page 17

2.4.1 Database Storage and Integrity

All SGM drilling data is stored within the "acQuire" Database Management System. The database operates in an SQL framework and data security is established by having various levels of user access rights. SGM maintain a security access system where loading and manipulation of data is only conducted by one of two data managers. All geological personnel have access to the database for read only purposes.

Data validation occurs during upload of the data to the database using the acQuire DBMS. Checks include:

  All alphanumeric codes (e.g. lithology) are valid and not duplicated

  All numeric fields are within acceptable limits and not duplicated

  Sample from-to depths cannot be greater than the maximum hole depth

  Checks are performed for overlapping samples

Alpha analysis codes are stored as logged and/or reported eg NS (Not Sampled), IS (Insufficient Sample), <0.01. The database MetaAssayExport table records equivalent values which are substituted by client software (e.g. Minesight). The convention for defined values is a numeric value half detection limit for results at LLD, and for all other codes, -1 is substituted.

After data compilation is complete, it is critically reviewed by geologists with on-going scrutiny using logs, section/plan plotting and 3D modelling.

3 Bulk Density

All coded data was utilised in calculating the SG of each of the ore zones, the weak volcanogenics, the basalt and the mineschist within the models. The mean s.g. (filtered to values above 2 but less than 4, so any outlier values were excluded) of the different rock types has been assigned to the geological units within the model. These are shown in Table 1 below.

Karyn Gardner – May 2008	Page 18

Table 1. Assigned Bulk Densities to each modelled domain in the Magdala Scotchman's 600 model.

4 Metallurgical Test Work

Metallurgical test work is currently being undertaken. It is anticipated that the recoveries from the ore zone above the Scotchman's fault will be comparable to those seen throughout the rest of the Magdala ore body though, as there was no obvious change in rock type or alteration mineralogy from that usually seen.

5 Geological Modelling

Geology modelling has been carried out by Karyn Gardner (Mine Geologist). Interpretations have been completed on paper 20m spaced cross sections, and level plans for the 574, 597, 619 and 633 levels which were later digitized and imported into Minesight software. These digital strings were then snapped to the drilling and all wire-framing was carried out using Minesight software. The interpretations completed for this model incorporate all drilling data in the modelled area.

5.1Estimation Domains

The objectives of the interpretation process are to define the major mineralised domains and faults as discussed in Section 1 of this report such as to provide suitable estimation domain solids.

The following domain solids have been created

Karyn Gardner – May 2008	Page 19

  Central Lode: Ore zone 1 – O1 – code 100

  Central Lode HW volc: V1 – code 610

  Dukes Basalt contact lode: ore zone 2 – O2 – code 200

  Dukes volc zone: V2 – code 620

  Extended basalt contact lode: ore zone 3 – O3 – code 300

  Extended volc zone: V3 – code 630

  High grade ore above Scotchman's lode: ore zone 4 – O4 – code 400

  Low grade above Scotchman's volc zone: V4 – code 640

  Extended and Dukes basalts: B – code 4

  Mineschist: MS – code 1

Coding of the drillhole assays and block model have been carried out using these domain solids.

6 Model Statistics

6.1 Compositing and Descriptive Statistics

The raw sample results have been composited to 1.0m intervals using the MineSight compositing procedures. The compositing process creates 1.0m composites of the primary assay intervals in a downhole direction honouring the coded geological domains. The MineSight software downhole compositing routine provides an option to accumulate short intervals into the preceding interval. This option has been used to prevent a number of smaller intervals (<0.5m) from forming on the downhole margins of estimation domains. The result is all intervals being within the range of 0.5 to 1.5m in length, so that all samples can be used in the estimation process.

Analysis of the statistics for composite length intervals show the average to be close to 1.0m for all zones with only a small number of longer and shorter intervals for each domain.

A listing of descriptive statistics for the estimated domains is provided in . The composite sets selected for the resource interpolation are highlighted in yellow. No top cuts were applied to individual domains. Histograms of the 1.0m composite lengths, the gold assay values and location plans are located in Appendix A.

Karyn Gardner – May 2008	Page 20

Table 2. Descriptive statistics for each domain.

6.2 Variography

Variography for the domains below the Scotchman's fault were modified from the variography that was utilised in models of similar domain of the Magdala block. The Central Lode variography was modified in direction and search distances from the North Mine model that was generated in December 2005. The Extended and Dukes variography was modified from the recent variography work that was carried out for the C7 block. Figures 9 to 11 show the variogram model orientation and search sizes used for Central lode, Dukes lode and Extended lode respectively.

Karyn Gardner – May 2008	Page 21

Variography was investigated using Minesight Compass software for the ore domain above the Scotchman's fault. Initially this was carried out on 2m composites (as there was a software issue early on that was prohibiting the generation of 1.0m composites). The variogram model for the high grade lode is shown in Figure 12. The variogram axes was defined as 135° around the Z-axis, based on an initial rotation of the variogram into a plane dipping 55 degrees to the West. This results in the final variogram axes rotations of: 330 degrees clockwise around the Y axis, 35 degrees anti-clockwise around the Z axis and 51 degrees clockwise around the X axis.

When the software glitch was overcome and 1.0m composites could be generated, the variography of domain 400 was re-checked, with minor variations noted. A kriging run using this altered variography was done and stored in the model into grade item O4AUS, so that comparisons with the original variogram parameters could be made (O4AU). Figure 12 shows the variogram model used to estimate O4AUS which is the item reported.

The variography of all domains modelled is summarised in Table 3.

Figure 9. Minesight visualisation of domain 100 and the variogram model showing the orientation and major direction of the search.

Karyn Gardner – May 2008	Page 22

Figure 10. Minesight visualisation of domain 200 and the variogram model showing the orientation and major direction of the search.

Figure 11. Minesight visualisation of domain 300 and the variogram model showing the orientation and major direction of the search.

Karyn Gardner – May 2008	Page 23

Figure 12. Minesight visualisation of domain 400 and the variogram model showing the orientation and major direction of the search.

Table 3. MINESIGHT variogram parameter table used for block model estimation.

Karyn Gardner – May 2008	Page 24

7 Block Model Estimation

7.1 Neighbourhood optimisation

The neighbourhood optimisation is used to determine appropriate search dimensions and minimum and maximum number of samples during kriging interpolation. It is done in an empirical manner by testing and spatially viewing in Minesight characteristics like the distribution of negative kriging weights, the achievable theoretical regression slope, block kriging efficiency, etc, for a number of model blocks that are located in "favourable" and "unfavourable positions" with respect to the available drillholes within a domain. Time constraints did not allow this to be undertaken, so the values were chosen based on experience and previous models in the Magdala ore body.

A block size of 10m east, 10m north and 2.5m RL was used in the estimation (see Table 4). This model is a rotated model striking north-south, but dipping 55 degrees to the West. It is may be useful to complete further neighbourhood analysis of the block size, No. of samples, dimensions of the search ellipse and No. of discretisation points for the next model update.

	Min	Max	Cell Size	No. Cells	Origin
					(AMG)
East	-2115.89	384.11	10	250	662200 E
North	7106.04	9606.04	10	250	890000 N
RL	3625.11	4125.11	2.5	200	-1600 RL

Table 4. Model Limits.

A listing of the MineSight search parameters are provided in Table 5.

Karyn Gardner – May 2008	Page 25

Table 5. Listing of MineSight search parameters.

7.2 Block Estimation Parameters

All domains have been constrained by wireframes. They have been estimated using Ordinary Block Kriging. The following domains have used for estimation;

  Central Lode: Ore zone 1 – O1 – code 100

  Dukes Basalt contact lode: ore zone 2 – O2 – code 200

  Extended basalt contact lode: ore zone 3 – O3 – code 300

  High grade ore above Scotchman's lode: ore zone 4 – O4 – code 400

  Central Lode HW volc: V1 – code 610

  Dukes volc zone: V2 – code 620

  Extended volc zone: V3 – code 630

  Low grade above Scotchman's volc zone: V4 – code 640

Standard estimation settings in MineSight were used in the estimation of the model:

  Estimation is confined to domains.

The composited drill holes and block model were assigned the appropriate domain values.

Karyn Gardner – May 2008	Page 26

The completed block model and all associated MineSight files are stored on the Mining Geology server in the directory S:\Mining-Geology\Magdala2008\minesight\Geology\May2008. Additional details on the MineSight resource model are provided in Table 6.

Table 6. Resource model description table.

8 Model Validation

Model validation has been completed using a visual assessment of the kriged block grades relative to the input composites. To facilitate reporting, the spreadsheet S600 Resource Modelling Report May08.xls was used. Detailed histograms of the domains and additional statistical data can be found in this document.

A comparison of the declustered composited drill hole data and mean grade of the model blocks (10mN x 10mE x 2.5mRL) within a domain shows an acceptable variance for domains 100, 400, 620 and 640 (refer Table 7). The high variation in the declustered composite grade versus the modelled block grades for the other domains (in particular domain 630, 610, 200, and 300) are most likely caused by insufficient data in some areas combined with the small searches applied, resulting in numerous blocks not being able to be estimated. This biases the mean data of the block model as blocks that have not met the criteria for the estimation are excluded from the statistics.

There appears to be a domaining issue in both the 630 and 610 domains, in which additional sub-domaining may have improved the estimation. Whilst this is acknowledged, it will not be rectified in this model as most of the material that shows in the model to be economic has been mined in previous years.

Also for future models the large variances in the 200 and 300 domains (in addition to the 100 and 400 domains) may benefit from using larger searches (two times the variogram ranges) to allow more of the blocks to be estimated which should result in a more acceptable variation to the declustered composite mean grade.

Karyn Gardner – May 2008	Page 27

Table 7. Model validation table.

9 Resource Classification

The classification of Indicated and Inferred (or 'Mined') is essentially based on geological confidence in the interpretation of the domains in conjunction with the data spacing. If a substantial portion of the surface has been previously mined then this area is categorised as 'MINED' even though there still may be minor amounts of ore remaining in the area (in pillars etc.). The purpose of this classification is so that unavailable material is not reported. In the other classifications it also must be noted that not all of the reported material may be available due to previous mining activity, as record of mined voids cannot be considered complete, however the proportion of unavailable material in these areas is considered very low.

Other factors such as data quality and some geostatistical measures have been taken into consideration. Indicated/Inferred/Mined boundaries for domain 400 and domain 100 are illustrated in Figure 13 and Figure 14.

Karyn Gardner – May 2008	Page 28

Figure 13. MINESIGHT screen capture of the resource classification of domain 400. Red – mined areas, Green – indicated , yellow – inferred. The drill data is accumulated drillhole views that were coded as High grade (400) intercepts.

Figure 14. MINESIGHT screen capture of the resource classification of domain 100. Red – mined areas, Green – indicated , yellow – inferred. The drill data is accumulated drillhole views that were coded as Central lode (100) intercepts.

Karyn Gardner – May 2008	Page 29

These are the main two areas that have resulted in Resource being added to the Mineral Inventory. The other domains have not been classified or reported as the majority of the ore grade material in these areas has been mined in past years.

10 Model output

The total Indicated and Inferred Modelled Inventory of the zone above Scotchmans fault (domains 400 and 640 only) at a cut off grade of 3.0g/t Au is 168,600 tonnes at 4.4 g/t for 23,600 oz. A listing of the global inventory at a series of cut-off gold grades is provided in Table 8. The full Indicated and Inferred Mineral Inventory reported includes some indicated and inferred Central lode material in addition to the Scotchman's fault ore.

Table 8. Modelled inventory at a series of cut-off grades. The top Indicated and Inferred numbers include some Central lode material, whilst the Indicated and Inferred domain 400 and 640 only figures relate only to the new material identified above the Scotchman's fault.

Karyn Gardner – May 2008	Page 30

Magdala block Resource Model Report May 2008.doc

11 Recommendations

Prior to any additional mining commencing in the area as a result of the findings of this model, all domains should be re-estimated using a multi-pass search. The first search should allow data from twice the disatnce seen from the variography, and then this should be overriden in areas that are better informed by a run that only allows the search to be that of the variography ranges. This allows more blocks that are not well informed to have a grade assigned to them, but still allows areas of more local estimation if the data supports this. If each individaul run flagged the blocks that were estimated at the time, then the accuracy of the grade could be noted and taken into consideration during the reporting phase.

Other than this, the main areas that need further work are the estimations of the 200, 300, 610 and 630 domains. These all display a reasonably large variation in the grade when the model is compared to the declustered data grade. It is believed that sub-domaining in addtion to increasing the search distances will help these areas considerably.

Additional drilling (if an appropriate platform becomes available) to the North and upper areas of the 400 domain (ore above Scotchman's Fault) would also allow the stope blocks in this area to be upgraded to indicated status.

12 Model completion

12.1 Server storage location of model output files

The model and all accompanying Minesight, ISATIS, Microsoft ExcelTM and Microsoft WordTM computer files have been stored on the Stawell Gold Mines computer server in the sub-directory S:\Mining-Geology\Magdala 2008\Minesight\Geology\May 2008 (Nth Mag).

The project directory contains a spreadsheet named "S600 read_me_first" that provides a listing all basic file name information for the project (refer to Table 9).

Karyn Gardner – May 2008	Page 34

Magdala block Resource Model Report May 2008.doc

Table 9. Readme_first.xls table of file names and major model parameters.

Karyn Gardner – May 2008	Page 35

TECHNICAL REPORT

on Stawell Gold Mines
Victoria, Australia

21 October 2008

APPENDIX B
Central Lode C7 Resource Report
March 2008

B

C7 Geology and Resource
Model Report
March 2008

Compiled by
Catherine Smith (Geological Model)
Karyn Gardner (Resource Estimation)

SUMMARY

The C7 resource model covers the area from 1780N to 3000N (70° grid) above -1215mRL. Central Lode is situated between the Mineschist hanging wall and the low grade internal volcanogenic package. Dukes Lode sits against the Dukes Basalt contact, in a footwall position to the internal volcanogenic. Both ore lodes are bound at depth by the South Fault.

At the time of modelling there were 861 diamond drillholes intersecting the ore body mainly on a 15 x 15m intercept grid, spreading out to 30m spacing at the northern end of the ore body. Mineralisation currently remains open to the north and drill programs are scheduled for late 2008 to test this northern area.

No large scale changes to the domaining of the geological model created in July 2006 were noted with the incorporation of the new drill data. But given the additional drilling it was possible to update the variography for each domain.

A significant portion of the area covered by this resource model has been subject to mining activity and the remaining Indicated and Inferred Mineral Resource at a cut off grade of 4.0g/t Au is 82,000oz. A listing of the global inventory at a series of cut-off gold grades for the previous model and the March 2008 Model Inventory is provided below.

Table 1 Modelled Indicated and Inferred Mineral Resource inventory at a series of cut-off grades for the new resource model compared to the previous model.

Contents
SUMMARY		2
Figures		3
Tables		5
1	Introduction	6
	1.1 Location	6
	1.2 Geology	7
	1.2.1 Regional Setting	7
	1.2.2 Local Setting and geology	7
	1.2.3 Mineralisation styles and domaining	9
	1.2.4 Further Work	9
2	Drilling, Logging and Sampling	9
	2.1 Logging	10
	2.2 Sampling and Sample Preparation	10
	2.3 Assaying and QA/QC	11
	2.3.1 Assay QA/QC data	13
	2.3.2 Assay QA/QC Summary	24
	2.4 Surveying	24
	2.4.1 Database Storage and Integrity	24
3	Bulk Density	25
4	Metallurgical Test Work	26
5	Geological Modelling	26
	5.1 Estimation Domains	26
6	Model Statistics	27
	6.1 Compositing and Descriptive Statistics	27
	6.2 Variography	30
7	Block Model Estimation	32
	7.1 Neighbourhood optimisation	32
	7.2 Block Estimation Parameters	33
8	Model Validation	33

CS/KG– March 2008	Page 1

9	Resource Classification	34
10	Model output	36
11	Recommendations	38
12	Model completion	38
	12.1 Server storage location of model output files	38
13	Appendix A	40

CS/KG– March 2008	Page 2

Figures

Figure 1: Long projection showing the location of the C7 area relative to other Stawell orebodies.	7
Figure 2: Typical cross section through C7 showing the interpreted geological setting.	8
Figure 3: Stawell Gold Mines drill core sample preparation, assay and QA/QC flowsheet	12
Figure 4: SGM QA/QC review flow sheet	14
Figure 5: Precision of the crusher split during 2006-2008 C7 drill programs	19
Figure 6: Precision of the lab repeats during 2006-2008 C7 drill programs	19
Figure 7: Sample Splits comparison for 2006-2008 for C7 diamond drilling	20
Figure 8: Assay duplicate comparison for 2006-2008 for C7 diamond drilling	21
Figure 9: Assay repeat comparison for 2006-2008 for C7 diamond drilling	21
Figure 10: Assay standard performance by batch for C7 drill programs during 2006-2008. (Standard deviation to the expected value)	22
Figure 11: Blank standard performance over time for 2006-2008 C7 diamond drill programs.	22
Figure 12: Low A standard performance over time for 2006-2008 C7 diamond drill programs	23
Figure 13: High A standard performance over time for 2006-2008 C7 diamond drill programs	23
Figure 14: Minesight visualisation of domain 100 (Central lode) and the locations of the samples that were affected by the 50g/t cut.	28
Figure 15: Minesight visualisation of domain 200 (Dukes lode) and the locations of the samples that were affected by the 50g/t cut.	29
Figure 16: Minesight visualisation of domain 600 (volcanogenic) and the locations of the samples that were affected by the 30g/t cut.	29
Figure 17: Minesight visualisation of domain 100 (Central lode) and the search ellipse showing the orientation and major direction of the search. The drillholes are coded accumulations across the domain. Colours are Au.	30
Figure 18: Minesight visualisation of domain 200 (Dukes lode) and the search ellipse showing the orientation and major direction of the search. The drillholes are coded accumulations across the domain. Colours are Au.	30
Figure 19: Minesight visualisation of domain 600 (weak volc.) and the search ellipse showing the orientation and major direction of the search. The drillholes are coded accumulations across the domain. Colours are Au.	31
Figure 20: Variogram model fitted to the Central lode (domain 100) (left) and the Dukes lode (domain 200) (right)	31

CS/KG– March 2008	Page 3

Figure 21: MINESIGHT screen capture of the resource classification of domain 100. The block model illustrates the slope of regression.	35
Figure 22: MINESIGHT screen capture of the resource classification of domain 200. The block model illustrates the slope of regression.	35
Figure 23: MINESIGHT screen capture of the resource classification of domain 600 (green- measured (and mostly mined or unavailable), red - indicated, blue – inferred). The block model illustrates the slope of regression.	36
Figure 24: MINESIGHT screen capture of the measured 4.0g/t grade shell (pink) of domain 100 and the existing stope voids or filled voids (green) on the central lode surface showing that minimal resource in this category remains to be mined.	37
Figure 25: MINESIGHT screen capture of the measured 4.0g/t grade shell (pink) of domain 200 and the existing stope voids or filled voids (green) on the Dukes lode surface showing that minimal resource in this category remains to be mined.	37
Figure 26: Histograms of Au (left), Aucut50 (middle) and length (right) of 1.0m composites of the Central lode (Domain 100).	40
Figure 27: Histograms of Au (left,) Aucut50 (middle) and length (right) of 1.0m composites of the Dukes lode (Domain 200)	40
Figure 28: of Au (left,) Aucut30 (middle) and length (right) of 1.0m composites of the weak volcanogenic zone (Domain 600).	41

CS/KG– March 2008	Page 4

Tables

Table 1	Modelled Indicated and Inferred Mineral Resource inventory at a series of cut-off grades for the new resource model compared to the previous model.	2
Table 2:	Assigned Bulk Densities to each modelled domain in C7.	26
Table 3:	Descriptive statistics of the 1.0m composites per domain.	27
Table 4.	MINESIGHT variogram parameter table used for block model estimation.	31
Table 5.	Model Limits	32
Table 6.	Listing of MineSight search parameters.	32
Table 7.	Resource model description table.	33
Table 8.	Model validation table	34
Table 9.	Modelled inventory of Indicated and Inferred Mineral Resource at a series of cut-off grades for a new resource model compared to the previous model.	38
Table 10.	Readme_first.xls table of file names and major model parameters.	39

CS/KG– March 2008	Page 5

1 Introduction

Since the last resource model update in July 2006, advance of the GG3 Decline has allowed secondary access to C7 via the GG9 and U3 ore bodies. Ore development has progressed into C7 on the 1060mRL and 1100mRL, with the 1080mRL ore heading due to ramp up through South Fault onto Central Lode in the coming months.

Extensive diamond drilling has been undertaken during the past six months for the purpose of extending the mineable resources to the north, and decreasing drill spacing ahead of development within the known ore body.

861 diamond drillholes were coded and used in the geological modelling process. Drill spacing is approximately 15m along strike and 15m up and down dip, stretching out to 30m spacing at the northern end of the ore body. Mineralisation remains open to the North.

Although the interpretation extends up to the 550RL, the upper reaches were not modelled with the same diligence as the area below ~960RL which will be progressively mined over the next 2 years. As the area above 960RL is not an area intended for future mining, the geological interpretation for this portion was merely duplicated from a previous model.

1.1 Location

The C7 resource model covers the area from 1780N to 3000N (70° grid) above -1215mRL. Central Lode is situated between the Mineschist hanging wall and the low grade internal volcanogenic package. Dukes Lode sits against the Dukes Basalt contact, in a footwall position to the internal volcanogenic. Both ore lodes are bound at depth by the South Fault.

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1.2 Geology

1.2.1 Regional Setting

The C7 ore body comprises the northernmost reaches of the Magdala mineralised system on the western flank of the Magdala Basalt dome. While the geological model as a whole extends from -550mRL down to the South Fault (1780N to 3000N on the 70° grid), C7 encompasses only the northern portion of this (2250N to 3000N) as shown in Figure 1.

Figure 1: Long projection showing the location of the C7 area relative to other Stawell orebodies.

1.2.2 Local Setting and geology

Comprising the northernmost extension of Central Lode, C7 shares the same geological characteristics as the other Magdala ore bodies above the South Fault: a west-dipping to sub-vertical ore lode adjacent to a basalt footwall contact; a mineschist hanging wall; the westerly dipping, quartz-rich Central Lode shear structure; and a weakly mineralized volcanogenic package between Central Lode and the footwall ore zone. A cross section showing the relationship between the various geological components is shown in Figure 2.

CS/KG– March 2008	Page 7

Figure 2: Typical cross section through C7 showing the interpreted geological setting.

The greatest quantity of economic gold mineralization in C7 is contained within Central lode, a pervasive westerly dipping shear structure sitting at an offset of 5-20m west of the Dukes Basalt contact. A second, less consistent zone of mineralization (Dukes Lode) occurs adjacent to the footwall Dukes Basalt. This mineralised zone is typically 1-3m wide and separated from the weak volcanogenic package on its western flank by a boundary that is considered to be of lithological origin with late shearing along it. The weak volcanogenic package that separates the two lodes is termed the Dukes Internal Volcanogenics, and is generally characterized by low gold grade and weaker rock strength than the other lodes.

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1.2.3 Mineralisation styles and domaining

The three mineralized zones of C7 all exhibit visually distinctive mineralization styles.

Central Lode presents as a strongly sheared volcanogenic zone with high quartz content – the quartz frequently containing arsenopyrite-filled stylolites. Silica alteration is prevalent, as is moderate to strong sulphide mineralisation (predominantly sheared pyrrhotite and cubic pyrite).

Dukes Lode – a dark volcanogenic unit – exhibits strong chlorite alteration ± silica alteration adjacent to the basalt contact. In areas of high Au content, strong sulphide mineralization is present in the form of massive pyrrhotite and pyrite. Strong shearing is also prevalent in the higher grade areas.

In contrast to the two ore lodes, the Dukes Internal Volcanogenic presents as a strongly carbonate altered unit ± intermittent silica alteration. Sulphide mineralization (cubic pyrite and primary pyrrhotite) is generally weak, with sporadic higher grade zones showing poor continuity along strike and up/down dip.

1.2.4 Further Work

Following extensive grade control drilling of the C7 area south of 2500N, drill coverage of the upcoming mining areas is fairly comprehensive. Work to add northern extensions to the known ore body is now underway, with a resource definition diamond drill program currently targeting un-drilled or poorly covered regions north of 2400N.

2 Drilling, Logging and Sampling

The most recent drilling program to infill the C7 area commenced in October 2007. Resource definition diamond drill programs have been completed using NQ2 drill core sizes recovered by wireline methods. The grade control programs have been completed using both LTK60 and NQ2 drill core sizes. Drilling has been conducted by contract diamond drill personnel using Boort Longyear LM70 and LM90 diamond drill rigs. The drilling has been conducted under the supervision of SGM personnel who retain the responsibility for setting out and monitoring the drillhole path.

CS/KG– March 2008	Page 9

Drill core is placed in core trays provided by SGM personnel with the down hole depths of every core run completed marked on specially provided core blocks by the drill crews.

A regime of regular rig audits and inspections are also used to assist with maintaining the high level of core presentation and sample quality.

2.1 Logging

All diamond drill core in C7 was logged according to the Stawell Geological Legend. The data is captured electronically at the point of collection using a barcode logging "Datcol" software system. "Datcol" was developed on site in the mid 1990's and has remained the standard process since that time with the key tables for lithology, alteration, and structure and geotechnical information populated during the logging process.

As part of the standard SGM geological procedures all core collected from diamond drill holes are photographed and a complete record of core photographs are available to assist in the geological interpretation process.

Core recovery in the C7 area is good and generally 100% of the core is recovered, particularly within and adjacent to the basalt contact ore zones. Where core is lost it is usually associated with faulting (in the case of the C7 area the South Fault), or is within the Central lode shear system. Lost core is identified in the logging as "LOST" and as such there are very few if any assay intervals utilised in the estimate where core recovery is less than 100%.

2.2 Sampling and Sample Preparation

Logging and sampling of the C7 drillhole has been consistent with the standard SGM drill core sampling guideline. All core is logged and geological derived intervals are marked up for sampling. The sample intervals are matched to geological boundaries and fall within the range of 0.15m – 1.5 m. The average sample interval is approximately 1.0m. The entire drill core interval is sampled.

CS/KG– March 2008	Page 10

Sample preparation prior to assay has been completed on site at the SGM laboratory. By retaining responsibility for this work through the existing site based facility SGM has flexibility in sending the pulps to a variety of assaying laboratories and retain the coarse rejects on site for ongoing metallurgical testwork programs.

2.3 Assaying and QA/QC

The general flowsheet for the sample preparation and assaying is shown in Figure 3:

  Samples are crushed and pulverised.

  Routine assaying of diamond drill core samples has been undertaken utilising fire assay methodologies (30 gram and 50 gram charges) with an AAS finish.

  Assays are reported to an LLD of 0.01ppm. For sample reporting below LLD, a value of 0.5xLLD is used in resource estimation.

  Sample QA/QC procedure incorporates routine check assays including repeats (re-assay or repeat assay), duplicate (second sample taken after pulverisation), splits (half coarse sample split, at ratio approx 1:10 samples), and standards.

  SGM Standard reference material has been prepared by Ore Research of Melbourne, from ore samples from Magdala Mine. Three carefully prepared and certified standards are currently being utilised – SGM HighA, SGM LowA, and SGMHi. Certification certificates are retained in SGM records.

  Analysis results are received from laboratory in fixed digital format. The load routine imports assay data matching against sample ID created during logging procedure.

  Analysis of received standard values and repeat and duplicate information is used to monitor the performance of the assaying process.

CS/KG– March 2008	Page 11

Figure 3: Stawell Gold Mines drill core sample preparation, assay and QA/QC flowsheet.

CS/KG– March 2008	Page 12

2.3.1 Assay QA/QC data

A range of checks are in place to monitor the QA/QC of the Stawell data set. The first checks are regular submission of standards and blanks at the sampling stage (refer to Figure 4). This is followed by the use of splits of the crushed stage as well as the use of laboratory splits and assay duplicates and repeats (refer to Figure 5 and Figure 6). Monitoring of these checks are done within two days of the sample batch return and action is taken generally no later than sevens days after the return date. Any actions taken during the monitoring process are recorded in the on site QA/QC diary which was set up in September 2007. When monitoring theses checks the following guidelines are followed (full flow sheet shown in Figure 4):

  If the standard assay is outside ±4 standard deviations from the known value then ~50% of that batch is automatically repeated. Entry is made into the on site QA/QC diary to indicate which sample IDs have been repeated.

  Duplicate assays are compared to initial assays.

Below, Figure 5 and Figure 6 show the monitored precision for different steps within the sample preparation process during 2007 and 2008. Figure 7 to Figure 13 illustrate the performance of the 2006 and 2008 C7 diamond drill programs.

CS/KG– March 2008	Page 13

Figure 4: SGM QA/QC review flow sheet

CS/KG– March 2008	Page 14

Figure 5: Precision of the crusher split during 2006-2008 C7 drill programs

The graph presented Figure is an indication of the homogeneity of the sample after the crush stage and shows whether error is introduced during the splitting of this crushed material prior to pulverisation. This analysis shows 85% of the repeat assays have a relative difference of less than 20% to the original assay value indicating an appropriate level of precision through this stage in the sample preparation.

Figure 6: Precision of the lab repeats during 2006-2008 C7 drill programs

CS/KG – March 08	Page 19

The graph presented in Figure is an indication of the homogeneity of the sample after the pulverisation stage. This analysis shows 90% of the repeat assays have a relative difference of less than 20% to the original assay value indicating an appropriate level of precision through this stage in the sample preparation.

Figure 7: Sample Splits comparison for 2006-2008 for C7 diamond drilling

CS/KG – March 08	Page 20

Figure 8: Assay duplicate comparison for 2006-2008 for C7 diamond drilling

Figure 9: Assay repeat comparison for 2006-2008 for C7 diamond drilling

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Figure 10: Assay standard performance by batch for C7 drill programs during 2006-2008. (Standard deviation to the expected value)

Figure 11: Blank standard performance over time for 2006-2008 C7 diamond drill programs.

CS/KG – March 08	Page 22

Figure 12: Low A standard performance over time for 2006-2008 C7 diamond drill programs.

Figure 13: High A standard performance over time for 2006-2008 C7 diamond drill programs.

CS/KG – March 08	Page 23

2.3.2 Assay QA/QC Summary

Two external laboratories were used during 2006-2008 for fire assay of all SGM drill core. These were Amdel in Adelaide SA and ALS laboratories in Orange NSW. During the first half of 2007 Amdel was used for Stawell fire assay work with 40g charge weights. During this time cycling could be seen with the standard assaying causing concerns with the laboratory quality. Limited work was conducted between SGM and Amdel to improve the assaying process. Towards the end of SGM and Amdel's relationship the current SGM QA/QC system was being developed but the turn around times for samples sent to Amdel in some cases were out to 60 days. This prolonged turnaround time impeded QA/QC interaction but also severely impacted on production requirements. Due to this in August 2007 SGM changed to ALS laboratories in Orange NSW for all fire assay work.

The same cyclic nature to the standard assaying was seen by ALS at first. ALS sample turnaround averaged two weeks which made QA/QC dialog a smoother process. To react to the cyclic nature of the Standard assaying ALS in November 2007 added extra litharge to the flux. The extra litharge was implemented due to concerns that the high sulphide component to the Stawell ore could be interfering with the flux during the fusion process. This proved to have limited success so towards the end of December 2007 ALS changed the charge size from 50g down to 30g as another attempt to combat the high sulphide nature of the Stawell ore. The success of this reduced charge size is currently under review. ALS also highlighted that the Standards were much finer than the sample product and could pose issues in mixing with the flux.

2.4 Surveying

2.4.1 Database Storage and Integrity

All SGM drilling data is stored within the "AcQuire" Database Management System. The database operates in an SQL framework and data security is established by having various levels of user access rights. SGM maintain a security access system where loading and manipulation of data is only conducted by one of two data managers. All geological personnel have access to the database for read only purposes.

CS/KG – March 08	Page 24

Data validation occurs during upload to the database using the "AcQuire" DBMS. Checks include:

  All alphanumeric codes (e.g. lithology) are valid and not duplicated
  All numeric fields are within acceptable limits and not duplicated
  Sample from-to depths cannot be greater than the maximum hole depth
  Checks are performed for overlapping samples

Alpha analysis codes are stored as logged and/or reported eg NS (Not Sampled), IS (Insufficient Sample), <0.01. The database MetaAssayExport table records equivalent values which are substituted by client software (e.g. Minesight). The convention for defined values is a numeric value half detection limit for results at LLD, and for all other codes, -1 is substituted.

After data compilation is complete, it is critically reviewed by geologists with on-going scrutiny using logs, section/plan plotting and 3D modelling.

3 Bulk Density

During the drillhole sampling process, production grade control holes are 'full core' sampled. The samples are weighed and this data is entered into the "AcQuire" database, where it is combined with the drillhole diameter information and the length of the sampled interval, to calculate the bulk density of the rock for each sample. This data can be studied once the domains have been coded and if a domain varies significantly from the default value used for the Stawell rock types the average density of each ore type can be assigned as the SG of the domain within the model. The default SG used at Stawell is 2.85g/cm3, and as can be seen in Table 2, the average SG for the domains coded for the C7 model are very close to this value, so all domains were assigned the standard value of 2.85g/cm3.

CS/KG – March 08	Page 25

Table 2: Assigned Bulk Densities to each modelled domain in C7.

4 Metallurgical Test Work

Metallurgical test work has been completed on selected C7 drill core intercepts from the previous drill programs. This data shows an average recovery of 91% is to be expected for C7. Metallurgical test work for the most recent drill program will follow shortly.

5 Geological Modelling

Geology modelling has been carried out by Catherine Smith (SGM Mine Geologist).

Interpretation was carried out using Minesight software, by modifying 10m sectional strings and 'snapping' these strings to drillhole intercepts. The strings were then stitched together to create a hard-wired 3-D solid and clipped against adjacent solids.

5.1 Estimation Domains

The following domains have been generated and coded for the purpose of the grade estimation.

  Central Lode (Domain 100).
  Dukes Lode (Domain 200).
  Weak volcanogenic (Domain 600).
CS/KG – March 08	Page 26

6 Model Statistics

6.1 Compositing and Descriptive Statistics

The raw sample results have been composited to 1.0m intervals using the MineSight compositing procedures. The compositing process creates 1.0m composites of the primary assay intervals in a downhole direction honouring the coded geological domains.

Analysis of the statistics for composite length intervals show the average to be close to 1.0m for all zones with only a small number of longer and shorter intervals for each domain.

A listing of descriptive statistics for the estimated domains is provided in Table 3. The composite sets selected for the resource interpolation are highlighted in yellow.

Table 3: Descriptive statistics of the 1.0m composites per domain.

Top cuts of 50g/t were applied to the Central lode (100) and Dukes lode (200) domains and the weak volcanogenic zone (600) had a top cut of 30 g/t applied. These cuts resulted in the following reduction of metal and data:

  Central lode: metal -2.08% data -0.27%
  Dukes lode: metal -3.32% data -0.29%
  Volcanogenic: metal -2.15% data -0.09%
CS/KG – March 08	Page 27

The locations of the samples that were cut for Central lode, Dukes lode and the volcanogenic zone are shown in Figures 14, 15 and 16 respectively. Essentially for the area remaining to be mined only one composite has been top cut.

Histograms of the 1m composite lengths and the gold assay values are located in Appendix A.

Figure 14: Minesight visualisation of domain 100 (Central lode) and the locations of the samples that were affected by the 50g/t cut.

CS/KG – March 08	Page 28

Figure 15: Minesight visualisation of domain 200 (Dukes lode) and the locations of the samples that were affected by the 50g/t cut.

Figure 16: Minesight visualisation of domain 600 (volcanogenic) and the locations of the samples that were affected by the 30g/t cut.

CS/KG – March 08	Page 29

6.2 Variography

Detailed variography was investigated using Minesight geostatistical software (Compass). Normal downhole variograms were generated first and modelled to determine the nugget effect of each of the domains. Directional normal variograms (major, vertical and across strike) were then generated with nested models fitted to the experimental variograms. Where the variography suggested that there was a plunge component to the grade distribution, the true direction of the distribution was calculated using an excel spreadsheet generated by SGM.

The variogram model for Central lode, Dukes lode and the weak volcanogenic zone are shown in Figure 17, 18 and 19 respectively.

Figure 17: Minesight visualisation of domain 100 (Central lode) and the search ellipse showing the orientation and major direction of the search. The drillholes are coded accumulations across the domain. Colours are Au.

Figure 18: Minesight visualisation of domain 200 (Dukes lode) and the search ellipse showing the orientation and major direction of the search. The drillholes are coded accumulations across the domain. Colours are Au.

CS/KG – March 08	Page 30

Figure 19: Minesight visualisation of domain 600 (weak volc.) and the search ellipse showing the orientation and major direction of the search. The drillholes are coded accumulations across the domain. Colours are Au.

Figure 20: Variogram model fitted to the Central lode (domain 100) (left) and the Dukes lode (domain 200) (right).

Table 4 summarises all the variogram parameters used for block model estimation.

Table 4. MINESIGHT variogram parameter table used for block model estimation.

CS/KG – March 08	Page 31

7 Block Model Estimation

7.1 Neighbourhood optimisation

The neighbourhood optimisation process is used to determine appropriate search dimensions and minimum and maximum number of samples during kriging interpolation. The process is iterative by testing and spatially viewing, in Minesight characteristics like the distribution of negative kriging weights, the achievable theoretical regression slope, block kriging efficiency, etc, for a number of model blocks that are located in "favourable" and "unfavourable positions" with respect to the available drillholes within a domain.

A block size of 10m east, 10m north and 2.5m RL was used in the estimation (refer to Table 5). This model is a rotated model of 345° northwest and dipping 60° to the west, which results in the 2.5m blocks aligning with the lithology of the ore body.

Table 5. Model Limits.

A listing of the MineSight search parameters are provided in Table 6.

Table 6. Listing of MineSight search parameters.

CS/KG – March 08	Page 32

7.2 Block Estimation Parameters

All domains have been constrained by wireframes. They have been estimated using Ordinary Block Kriging. The following domains have used for estimation;

  Central Lode (Domain 100).
  Dukes Lode (Domain 200).
  Weak volcanogenic (Domain 600).

Standard estimation settings in MineSight were used in the estimation of the model:

  Estimation is confined to domains.

The composited drill holes and block model were assigned the appropriate domain values.

The completed block model and all associated MineSight files are stored on the Mining Geology server in the directory S:\Mining-Geology\C7\Minesight\Geology\March 2008. Additional details on the MineSight resource model are provided in Table 7.

Table 7. Resource model description table.

8 Model Validation

Model validation has been completed using a visual assessment of the kriged block grades relative to the input composites. The slope of regression for the individual blocks is also considered, as it is an indication of the quality of the estimation for that block. The slope of regression achieved in the Indicated areas of the model, Domain 100, 200 and 600, show acceptable block estimation (generally the SLRD is >0.4).

A comparison of the declustered composited drill hole data and mean grade of the model blocks (10mN x 2mE x 10mRL) within the domains shows an acceptable variance (refer Table 8). It is only the Inferred categories of the Central lode and Internal Volcanogenic domains that appear to be overstated, however as these are sub-grade areas this will not impact the resource figures at a cut-off of >4g/t, or the mineable reserves at SGM.

CS/KG – March 08	Page 33

Table 8. Model validation table.

9 Resource Classification

The classification of Measured, Indicated and Inferred is based essentially based on geological confidence in the re-interpretation for domains 100, 200 and 600 and data spacing. Other factors such as data quality and some geostatistical measures have been taken into consideration. Measured/Indicated/Inferred material for domain 100, 200 and 600 are illustrated in Figures 21, 22 and 23 respectively.

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Figure 21: MINESIGHT screen capture of the resource classification of domain 100. The block model illustrates the slope of regression.

Figure 22: MINESIGHT screen capture of the resource classification of domain 200. The block model illustrates the slope of regression.

CS/KG – March 08	Page 35

Figure 23: MINESIGHT screen capture of the resource classification of domain 600 (green- measured (and mostly mined or unavailable), red - indicated, blue – inferred). The block model illustrates the slope of regression.

10 Model output

The total Modelled Inventory at a cut off grade of 4.0g/t is 1,941,400 tonnes at 6.7 g/t.

Of this most of the inventory (1,517,500 tonnes at 6.9 g/t – 4.0g/t cut off) has been mined previously or is unavailable due to either being locked in 'ore pillars' or too close to existing voids on other parallel ore surfaces. This is best illustrated in the Figures 24 and 25 showing the existing stoping voids (or filled voids) with the generated 'measured' grades shells on the Dukes and Central lode surfaces.

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Figure 24: MINESIGHT screen capture of the measured 4.0g/t grade shell (pink) of domain 100 and the existing stope voids or filled voids (green) on the central lode surface showing that minimal resource in this category remains to be mined.

Figure 25: MINESIGHT screen capture of the measured 4.0g/t grade shell (pink) of domain 200 and the existing stope voids or filled voids (green) on the Dukes lode surface showing that minimal resource in this category remains to be mined.

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The 'remaining' Mineral Resource (Indicated and Inferred Mineral categories) from the model is:

423,900 tonnes @ 6.0 g/t (for 82,000oz) at a 4.0g/t cut-off.

A listing of the global inventory at a series of cut-off gold grades is provided in Table 9.

Table 9. Modelled inventory of Indicated and Inferred Mineral Resource at a series of cut-off grades for a new resource model compared to the previous model.

11 Recommendations

Further targeted drilling is required to the North within and beyond the modelled area as there is still potential for continuation of the ore surfaces that current drilling platforms are unable to test fully.

12 Model completion

12.1 Server storage location of model output files

The model and all accompanying Minesight, Microsoft ExcelTM and Microsoft WordTM computer files have been stored on the Stawell Gold Mines computer server in the subdirectory S:\Mining-Geology\C7\Minesight\Geology\March 2008.

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The project directory contains a spreadsheet named "GG6_read_me_first.xls" that provides a listing all basic file name information for the project (refer to Table 10).

Table 10. Readme_first.xls table of file names and major model parameters.
CS/KG – March 08	Page 39

13 Appendix A

Figure 26: Histograms of Au (left), Aucut50 (middle) and length (right) of 1.0m composites of the Central lode (Domain 100).

Figure 27: Histograms of Au (left,) Aucut50 (middle) and length (right) of 1.0m composites of the Dukes lode (Domain 200).

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Figure 28: of Au (left,) Aucut30 (middle) and length (right) of 1.0m composites of the weak volcanogenic zone (Domain 600).

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TECHNICAL REPORT

on Stawell Gold Mines

Victoria, Australia

21 October 2008

APPENDIX C

Upper South Fault area (U3)

Resource Report

April 2008

C

U3 Geology and Resource
Model Report
April 2008

Compiled by
Andre Viktor & Karyn Gardner (Geological Model)
Karyn Gardner (Resource Estimation)

SUMMARY

The U3 resource model covers the area from 1800N to 2625N (70° grid) above -1260mRL. Central Lode is situated between the Mineschist hanging wall and the low grade internal volcanogenic package. Two basalt contact lodes (Oriental and Dukes Lodes) are situated to the east of Central lode, with low grade internal volcanogenic packages separating the Oriental basalt 'nose' from the Dukes lode. The ore lodes are bound by the South Fault at the top (C7 area) and the Merlot fault at the bottom (G9 area).

At the time of modelling there were 216 diamond drillholes intersecting the ore body mainly on a 20m x 20m intercept grid, spreading out to 40m spacing at the northern end of the ore body. Mineralisation currently remains open to the north and drill programs are scheduled for late 2008 to follow up in this northern area.

The re-interpretation of the area changed the location of the Merlot fault north of 2150 section substantially which resulted in a loss of the ore material below the fault for the U3 model. The fault is however the boundary between the U3 and G9 areas, so the mineralised material below the fault is now incorporated into the G9 model which was updated in April 2008.

Due to previous mining in areas covered by this resource model the remaining Indicated and Inferred Modelled Inventory at a cut off grade of 4.0g/t Au is 56,700oz. A listing of the global inventory at a series of cut-off gold grades for the April 2008 Model Inventory is provided below.

Table 1: Modelled inventory at a series of cut-off grades for the new resource model compared to the previous model. Note the most of the measured component of the resource model has previously been mined.

Contents

SUMMARY				2
Figures				3
Tables				4
1	Introduction			5
	1.1	Location		5
	1.2	Geology		5
		1.2.1	Regional setting	5
		1.2.2	Local setting and geology	6
		1.2.3	Mineralisation styles and domaining	7
		1.2.4	Drilling and Geological Evolution	8
		1.2.5	Further Work	8
2	Drilling, Logging and Sampling			8
	2.1	Logging		9
	2.2	Sampling and Sample Preparation		9
	2.3	Assaying and QA/QC		10
		2.3.1	Assay QA/QC data	12
		2.3.2	Assay QA/QC Summary	19
	2.4	Surveying		20
		2.4.1	Database Storage and Integrity	20
3	Bulk Density			21
4	Metallurgical Test Work			22
5	Geological Modelling			22
	5.1	Estimation Domains		22
6	Model Statistics			23
	6.1	Compositing and Descriptive Statistics		23
	6.2	Variography		27
7	Block Model Estimation			29
	7.1	Neighbourhood optimisation		29
	7.2	Block Estimation Parameters		30

AV/KG – April 2008

8	Model Validation		31
9	Resource Classification		31
10	Model output		33
11	Recommendations		34
12	Model completion		34
	12.1	Server storage location of model output files	34
13	Appendix A		35

AV/KG – April 2008

Figures

Figure 1	Long projection showing the location of the U3 area relative to other Stawell ore bodies.	6
Figure 2	Typical cross-section through U3 showing current interpreted geological setting.	7
Figure 3	Stawell Gold Mines drill core sample preparation, assay and QA/QC flowsheet.	11
Figure 4	SGM QA/QC review flow sheet.	13
Figure 5	Precision of the crusher split during 2006-2008 GG9 drill programs.	14
Figure 6	Precision of the lab repeats during 2006-2008 GG9 drill programs.	14
Figure 7	Sample Splits comparison for 2006-2008 for U3/U4 diamond drilling.	15
Figure 8	Assay duplicate comparison for 2006-2008 for U3/U4 diamond drilling.	16
Figure 9	Assay repeat comparison for 2006-2008 for U3/U4 diamond drilling.	16
Figure 10	Assay standard performance by batch for U3/U4 drill programs during 2006-2008. (Standard deviation to the expected value).	17
Figure 11	Blank standard performance over time for 2006-2008 U3/U4 diamond drill programs.	17
Figure 12	Low A standard performance over time for 2006-2008 U3/U4 diamond drill programs.	18
Figure 13	High A standard performance over time for 2006-2008 U3/U4 diamond drill programs.	18
Figure 14	Minesight visualisation of domain 100 (Central lode) and the locations of the samples that were affected by the 40g/t cut	26
Figure 15	Minesight visualisation of domain 200 (Dukes lode) and the locations of the samples that were affected by the 40g/t cut.	26
Figure 16	Minesight visualisation of domain 210 (Oriental lode) and the locations of the samples that were affected by the 40g/t cut.	27
Figure 17	Minesight visualisation of domain 100 (Central lode) and the search ellipse showing the orientation and major direction of the search.	28
Figure 18	Minesight visualisation of domain 200 (Dukes lode) and the search ellipse showing the orientation and major direction of the search.	28
Figure 19	Minesight visualisation of domain 210 (Oriental lode) and the search ellipse showing the orientation and major direction of the search.	28
Figure 20	MINESIGHT screen capture of the resource classification of domain 100, measured in green, indicated in red and inferred in blue. The block colours illustrate the slope of regression.	32

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Figure 21	MINESIGHT screen capture of the resource classification of domain 200, measured in green, indicated in red and inferred in blue. The block colours illustrate the slope of regression.	32
Figure 22	MINESIGHT screen capture of the resource classification of domain 210, measured in green, indicated in red and inferred in blue. The block colours illustrate the slope of regression.	33
Figure 23	Histograms of Au (left), Aucut40 (middle) and length (right) of 1.0m composites of the Central lode (Domain 100).	35
Figure 24	Histograms of Au (left), Aucut40 (middle) and length (right) of 1.0m composites of the Dukes lode (Domain 200).	35
Figure 25	Histograms of Au (left), Aucut40 (middle) and length (right) of 1.0m composites of the Oriental lode (Domain 210).	36
Figure 26	Histograms of Au (left) and length (right) of 1.0m composites of the Dukes volcanogenic (Domain 600).	36
Figure 27	Histograms of Au (left) and length (right) of 1.0m composites of the Oriental volcanogenic (Domain 610).	37
Figure 28	Histograms of Au (left) and length (right) of 1.0m composites of the Central lode Hangingwall weak volcanogenic (Domain 620).	37

Tables

Table 1:	Modelled inventory at a series of cut-off grades for the new resource model compared to the previous model. Note the most of the measured component of the resource model has previously been mined.	3
Table 2.	Assigned Bulk Densities to each modelled domain in U3.	21
Table 3.	Descriptive statistics of the 1.0m composites per domain.	25
Table 4.	MINESIGHT variogram parameter table used for block model estimation.	29
Table 5.	Model Limits.	29
Table 6.	Listing of MineSight search parameters.	30
Table 7.	Resource model description table.	30
Table 8.	Model validation table.	31
Table 9.	Indicated and Inferred Mineral Resource Inventory at a series of cut-off grades.	34
Table 10.	Readme_first.xls table of file names and major model parameters.	34

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1 Introduction

Since the last model update for the U3 area, development has commenced via strike development in 1100RL and 1060 RL. Additional drill information obtained from the 1100RL drill cuddy, along with the data collected during the development stages has allowed additional resources to be modelled.

216 drill holes were coded and used in the geological modelling process. Drill spacing averages approximately 20m along strike and 20m up and down dip, extending out to 40m to the north.

1.1 Location

The U3 resource model covers the area from 1800N to 2625N (70° grid) above -1260mRL. Central Lode is situated between the Mineschist and the low grade internal volcanogenic package. Oriental Lode sits against the Oriental Basalt contact, in a footwall position to the internal volcanogenic, and is separated from the Dukes Lode (which sits against the Dukes Basalt contact) by more low grade internal volcanogenic. Both ore lodes are bound at depth by the Merlot Fault, and capped by the South Fault.

1.2 Geology

1.2.1 Regional setting

The U3 ore body is towards the northernmost reaches of the Magdala mineralised system, below the South Fault. While the geological model as a whole extends from -820mRL down to the Merlot Fault (1800N to 2625N on the 70° grid), U3 encompasses only the northern portion of this (2100N to 2625N) as shown in Figure 1.

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Figure 1. Long projection showing the location of the U3 area relative to other Stawell ore bodies.

1.2.2 Local setting and geology

U3 shares the same geological characteristics as other Magdala ore bodies above the South Fault, however the fault has brought the basalt contact (and therefore the ore lodes) to a more vertical position so that they dip slightly to the West (approximately 80 degrees). The main lode types are Central lode, the Oriental basalt contact lode and the dukes basalt contact lode (which tends to disappear as a weakly mineralised waterloo structure to the North). The lodes are seperated by areas of low grade volcanogenics. A cross section showing the geology of the area is shown in Figure 2.

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Figure 2. Typical cross-section through U3 showing current interpreted geological setting.

1.2.3 Mineralisation styles and domaining

Mineralisation styles and domaining is contained within a volcanogenic package defined by Dukes basalt to the east and Mine Schist to the West. The ore block is a bounded by the South fault at the top and the Merlot Fault at depth. Both faults are realtively flat. The three ore domains in the volcanogenic package are:-

Oriental Lode: basalt contact mineralsiation to the west

Oriental Stockwork: basalt contact mineralisation combined with stock works

Central lode: quartz rich shear lode

Central lode is characterised by a generally well defined hangingwall shear, frequently along the Mine Schist/ Volcanogenic contact but may also occur within volcanogenic package. The footwall of the lode can marked by shear surface, but is also at times gradational into stockworked volcanogenic.

Variation in Central lode thickness is closely related to the geometry of the underlying basalt noses. In particular, Central lode broadens above the Dukes basalt nose.

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The Oriental stockwork is located on the oriental basalt nose and is generally defined by a quartz tension veining and strongly sheared sulphides, predominantly pyrrhotite and pyrite.

Oriental contact lode mineralization comprises dark green chloritic volcanogenics, host to quartz sulphide tension veining. The hanging wall to the Dukes structure is generally defined by a quartz pyrrhotite shear structure, while the footwall is defined by the contact with Dukes Basalt.

The weak volcanogenics domain is the volcanogenic lithologies between the Central and Dukes lodes which are not wireframed into lode structures. This domain contains isolated areas of stockwork mineralization.

1.2.4 Drilling and Geological Evolution

In the areas that the diamond drill coverage is less than 20 x 20m and development exists, 'sludge' drilling has been carried out to help define the ore boundaries. This drilling comprises drilling sub-vertical reverse circulation holes into the ore body and collecting the rock chips produced. The samples that are obtained are logged for rock type and assayed for Au content. The sample assay is not utilised in the modelling process due to the unreliable sampling method, however the geology of the interval and tenor of grade is used on the peripheral edges of the ore bodies, with inferred stope blocks assigned to them to ensure that no low grade material is left behind.

1.2.5 Further Work

Level development is still progressing on the 1080RL, and when complete the model will be updated with the development data gathered and sludge drilled to confirm the contacts and grade tenor.

2 Drilling, Logging and Sampling

The most recent drilling program to infill the U3 area has been drilled intermittently since February 2007. Resource definition diamond drill programs have been completed using NQ2 drill core sizes recovered by wireline methods. The grade control programs have been completed using both LTK60 and NQ2 drill core sizes. Drilling has been conducted by contract diamond drill personnel using Boort Longyear LM70 and LM90 diamond drill rigs. The drilling has been conducted under the supervision of SGM personnel who retain the responsibility for setting out and monitoring the drillhole path.

Drill core is placed in core trays provided by SGM personnel with the down hole depths of every core run completed marked on specially provided core blocks by the drill crews.

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A regime of regular rig audits and inspections are also used to assist with maintaining the high level of core presentation and sample quality.

2.1 Logging

All diamond drill core in U3 was logged according to the Stawell Geological Legend. The data is captured electronically at the point of collection using a barcode logging "Datcol" software system. "Datcol" was developed on site in the mid 1990's and has remained the standard process since that time with the key tables for lithology, alteration, and structure and geotechnical information populated during the logging process.

As part of the standard SGM geological procedures all core collected from diamond drill holes are photographed and a complete record of core photographs are available to assist in the geological interpretation process.

Core recovery in the U3 area is good and generally 100% of the core is recovered, particularly within and adjacent to the basalt contact ore zones. Where core is lost it is usually associated with faulting (in the case of the U3 area the South and Merlot Faults), or is within the Central lode shear system. Lost core is identified in the logging as "LOST" and as such there are very few if any assay intervals utilised in the estimate where core recovery is less than 100%.

2.2 Sampling and Sample Preparation

Logging and sampling of the U3 drillholes has been consistent with the standard SGM drill core sampling guideline. All core is logged and geological derived intervals are marked up for sampling. The sample intervals are matched to geological boundaries and fall within the range of 0.15m – 1.5 m. The average sample interval is approximately 1.0m. The entire drill core interval is sampled.

Sample preparation prior to assay has been completed on site at the SGM laboratory. By retaining responsibility for this work through the existing site based facility SGM has flexibility in sending the pulps to a variety of assaying laboratories and retain the coarse rejects on site for ongoing metallurgical testwork programs.

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2.3 Assaying and QA/QC

The general flowsheet for the sample preparation and assaying is shown in Figure 3:

  Exploration diamond drill core is routinely Half Core sampled.

  Samples are crushed and pulverised.

  Routine assaying of diamond drill core samples has been undertaken utilising fire assay methodologies (30 gram charges) with an AAS finish.

  Assays are reported to an LLD of 0.01ppm. For sample reporting below LLD, a value of 0.5xLLD is used in resource estimation.

  Sample QA/QC procedure incorporates routine check assays including repeats (re-assay or repeat assay), duplicate (second sample taken after pulverisation), splits (half coarse sample split, at ratio approx 1:10 samples), and standards.

  SGM Standard reference material has been prepared by Ore Research of Melbourne, from ore samples from Magdala Mine. Three carefully prepared and certified standards are currently being utilised – SGM HighA, SGM LowA, and SGMHi. Certification certificates are available in SGM records.

  Analysis results are received from laboratory in fixed digital format. The load routine imports assay data matching against sample ID created during logging procedure.

  Analysis of received standard values and repeat and duplicate information is used to monitor the performance of the assaying process.

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Figure 3. Stawell Gold Mines drill core sample preparation, assay and QA/QC flowsheet.

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2.3.1 Assay QA/QC data

A range of checks are in place to monitor the QA/QC of the Stawell data set. The first checks are regular submission of standards and blanks at the sampling stage (refer to Figure 3). This is followed by the use of splits of the crushed stage as well as the use of laboratory splits and assay duplicates and repeats (refer to Figure 5 and Figure 6). Monitoring of these checks are done within two days of the sample batch return and actioned generally no later than sevens days after the return date. Any actions taken during the monitoring process are recorded in the on site QA/QC diary which was set up in September 2007. When monitoring theses checks the following guidelines are followed (full flow sheet shown in Figure 4):

  If the standard assay is outside ±4 standard deviations from the known value then ~50% of that batch is automatically repeated. Entry is made into the on site QA/QC diary to indicate which sample IDs have been repeated.

  Duplicate assays are compared to initial assays as a measure of precision and error i ntroduced during the prep stages.

Below, Figure 5 and Figure 6 show the monitored precision for different steps within the sample preparation process during 2007 and 2008. Figure 7 to Figure 13 illustrate the performance of the 2006 to 2008 U3/U4 diamond drill programs.

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Figure 4: SGM QA/QC review flow sheet

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Figure 5: Precision of the crusher split during 2006-2008 GG9 drill programs

The graph presented in Figure 5 is an indication of the homogeneity of the sample after the crush stage and shows whether error is introduced during the splitting of this crushed material prior to pulverisation. This analysis shows 90% of the repeat assays have a relative difference of less than 20% to the original assay value indicating an appropriate level of precision through this stage in the sample preparation.

Figure 6: Precision of the lab repeats during 2006-2008 GG9 drill programs

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The graph presented in Figure 6 is an indication of the homogeneity of the sample after the pulverisation stage. This analysis shows 95% of the repeat assays have a relative difference of less than 20% to the original assay value indicating an appropriate level of precision through this stage in the sample preparation.

Figure 7: Sample Splits comparison for 2006-2008 for U3/U4 diamond drilling

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Figure 8: Assay duplicate comparison for 2006-2008 for U3/U4 diamond drilling

Figure 9: Assay repeat comparison for 2006-2008 for U3/U4 diamond drilling

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Figure 10: Assay standard performance by batch for U3/U4 drill programs during 2006-2008. (Standard deviation to the expected value)

Figure 11: Blank standard performance over time for 2006-2008 U3/U4 diamond drill programs.

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Figure 12: Low A standard performance over time for 2006-2008 U3/U4 diamond drill programs.

Figure 13: High A standard performance over time for 2006-2008 U3/U4 diamond drill programs.

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2.3.2 Assay QA/QC Summary

Two external laboratories were used during 2006-2008 for fire assay of all SGM drill core. These were Amdel in Adelaide SA and ALS laboratories in Orange NSW. During the first half of 2007 Amdel was used for Stawell fire assay work with 40g charge weights. During this time cycling could be seen with the standard assaying causing concerns with the laboratory quality. Limited work was conducted between SGM and Amdel to improve the assaying process. Towards the end of SGM and Amdel's relationship the current SGM QA/QC system was being developed but the turn around times for samples sent to Amdel in some cases were out to 60 days. This prolonged turnaround time impeded QA/QC interaction but also severely impacted on production requirements. Due to this in August 2007 SGM changed to ALS laboratories in Orange NSW for all fire assay work.

The same cyclic nature to the standard assaying was seen by ALS at first. ALS sample turnaround averaged two weeks which made QA/QC dialog a smoother process. To react to the cyclic nature of the Standard assaying ALS in November 2007 added extra litharge to the flux. The extra litharge was implemented due to concerns that the high sulphide component to the Stawell ore could be interfering with the flux during the fusion process. This proved to have limited success so towards the end of December 2007 ALS changed the charge size from 50g down to 30g as another attempt to combat the high sulphide nature of the Stawell ore. The success of this reduced charge size is currently under review. ALS also highlighted that the Standards were much finer than the sample product and could pose issues in mixing with the flux.

Overall for the U3/U4 drill programs during 2006-2008 the laboratories have been running at a -2% bias for gold. From the QAQC monitoring of the U3/U4 drill programs 36 original assays have been replaced by repeats during the 2006-2008 period.

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2.4 Surveying

All SGM drilling data is stored within the "AcQuire" Database Management System. The database operates in an SQL framework and data security is established by having various levels of user access rights. SGM maintain a security access system where loading and manipulation of data is only conducted by one of two data managers. All geological personnel have access to the database for read only purposes.

Data validation occurs during upload to the database using the "AcQuire" DBMS. Checks include:

  All alphanumeric codes (e.g. lithology) are valid and not duplicated

  All numeric fields are within acceptable limits and not duplicated

  Sample from-to depths cannot be greater than the maximum hole depth

  Checks are performed for overlapping samples

Alpha analysis codes are stored as logged and/or reported eg NS (Not Sampled), IS (Insufficient Sample), <0.01. The database MetaAssayExport table records equivalent values which are substituted by client software (e.g. Minesight). The convention for defined values is a numeric value half detection limit for results at LLD, and for all other codes, -1 is substituted.

After data compilation is complete, it is critically reviewed by geologists with on-going scrutiny using logs, section/plan plotting and 3D modelling.

2.4.1 Database Storage and Integrity

All SGM drilling data is stored within the "acQuire" Database Management System. The database operates in an SQL framework and data security is established by having various levels of user access rights. SGM maintain a security access system where loading and manipulation of data is only conducted by one of two data managers. All geological personnel have access to the database for read only purposes.

Data validation occurs during upload to the database using the acQuire DBMS. Checks include:

  All alphanumeric codes (e.g. lithology) are valid and not duplicated

  All numeric fields are within acceptable limits and not duplicated

  Sample from-to depths cannot be greater than the maximum hole depth

  Checks are performed for overlapping samples

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Alpha analysis codes are stored as logged and/or reported eg NS (Not Sampled), IS (Insufficient Sample), <0.01. The database MetaAssayExport table records equivalent values which are substituted by client software (e.g. Minesight). The convention for defined values is a numeric value half detection limit for results at LLD, and for all other codes, -1 is substituted.

After data compilation is complete, it is critically reviewed by geologists with on-going scrutiny using logs, section/plan plotting and 3D modelling.

3 Bulk Density

Bulk densities are calculated at the sampling stage of the diamond drilling process. All core is weighed when it is sampled in full (not done if half core sampled), which when combined with the sample interval and core type (diameter) which are also recorded allows the density to be calculated. The mean of the densities of the samples that are utilised in the geological models can then be determined and used in the model. If the number of recorded densities is low or if the value is close to the default density of 2.85g /cm3, then often the default value is assigned to the model instead of the calculated one. Table 2 shows the density of the sampled U3 material and the SG that was assigned to the model for each domain.

Table 2. Assigned Bulk Densities to each modelled domain in U3.

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4 Metallurgical Test Work

No metallurgical test work has been completed to date for the U3 area. Samples will be submitted to test work in the near future.

5 Geological Modelling

Geology modelling has been carried out by Andre Viktor and Karyn Gardner (SGM Mine Geologists).

Interpretation was initially carried out in January 2008 on 10m section spacing from 2120N to 2300N (70 degree local grid) ), and utilised backs mapping, development face sketches and diamond drilling information. The interpretation was capped by the South Fault and bounded at the lower extremities by the Merlot fault. In April 2008 the area that was modelled was extended south to 1800N and to the north to cover all the northern area bounded by the two faults.

Solids are constructed on screen by producing interpretation strings in cross section, snapping strings to drill holes in 3D space, then linking strings to form wireframe solids. Solids are overlapped, then intersected against each other to form common surfaces.

Much of the material modelled south of 2150 section and above 1006 RL has been previously mined, however it was modelled to help determine if there was any remaining resources in the block. Much of this material is listed as 'Measured' resource and is not considered to be available, however detailed investigation of remaining resources may show some of this material is still potentially mineable.

5.1 Estimation Domains

The area covered consists of three main rock types – the mineschist hangingwall, footwall basalts and a large package of volcanogenics in between the two. The mineschist and basalt are modelled and coded as waste zones that are not estimated for grade; they are set at 0.005g/t.

The volcanogenics in the model has been separated into three 'ore' domains, and three lower grade zones. These are:

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  Central lode – domain 100

  Low grade volc. on the hangingwall of central lode – domain 620

  Dukes basalt contact lode – domain 200

  Low grade volc. on the hangingwall of the dukes lode – domain 600

  Oriental basalt contact lode – domain 210

  Low grade volc. on the hangingwall of the oriental lode – domain 610.

Of these volcanogenic domains the ore lode have been treated and estimated individually, however all of the 'low' grade volcanogenics domains have been looked at together for geostatistical purposes, and only separated again when kriging grades into the blocks.

6 Model Statistics

6.1 Compositing and Descriptive Statistics

The raw sample results have been composited to 1.0m intervals using the MineSight compositing procedures. The compositing process creates 1.0m composites of the primary assay intervals in a downhole direction honouring the coded geological domains. The MineSight software downhole compositing routine provides an option to accumulate short intervals into the preceding interval. This option has been used to prevent a number of smaller intervals from forming on the downhole margins of estimation domains and as such all intervals can be used in the estimation process.

Analysis of the statistics for composite length intervals show the average to be close to 1.0m for all zones with only a small number of longer and shorter intervals for each domain.

A listing of descriptive statistics for the estimated domains is provided in Table 3. The composite sets selected for the resource interpolation are highlighted in yellow.

Top cuts of 40g/t were applied to the Central lode (100) and Dukes lode (200) and the Oriental lode (210) domains, which resulted in the following reduction of metal and data:

●	Central lode:	metal	-0.42%	data	-0.16%
●	Dukes lode:	metal	-4.64%	data	-1.96%
●	Oriental lode:	metal	-2.85%	data	-1.36%

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The locations of the samples that were cut for Central lode, Dukes lode and Oriental lodes are shown in Figures 14, 15 and 16 respectively. The weak volcanogenic domains (600, 610 and 620) did not have a top cut applied. Histograms of the 1.0m composite lengths and the gold assay values are located in Appendix A.

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Table 3. Descriptive statistics of the 1.0m composites per domain.

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Figure 14: Minesight visualisation of domain 100 (Central lode) and the locations of the samples that were affected by the 40g/t cut.

Figure 15: Minesight visualisation of domain 200 (Dukes lode) and the locations of the samples that were affected by the 40g/t cut.

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Figure 16: Minesight visualisation of domain 210 (Oriental lode) and the locations of the samples that were affected by the 40g/t cut.

6.2 Variography

Due to the time constraints that were allowed for the completion of the model, variography for Central lode and Dukes lode was adopted from the C7 variogram models for the same geological surfaces. The C7 model was completed in March 2008, during which time variograms were generated using Minesight geostatistical software (Compass). Downhole variograms were generated first and modelled to determine the nugget effect of each of the domains. Directional variograms (major, vertical and across strike) were then generated with nested models fitted to the experimental variograms. Where the variography suggested that there was a plunge component to the grade distribution, the true direction of the distribution was calculated using an excel spreadsheet generated by SGM (MEDSRotation.xls).

Due to the spatial proximity of the U3 and C7, which have only been slightly displaced across the South fault the assumption to utilise variography from the C7 area is deemed valid.

The variogram models were scaled to reflect the variance of the U3 data for Central lode and Dukes lode. The Oriental lode was assigned the variography found for Dukes in C7, as it is similar to the Dukes lode, in that it is a high grade basalt contact surface. The C7 variogram ellipses for the U3 data for Central, Dukes and Oriental lodes are shown in Figures 17, 18 and 19 respectively.

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Figure 17: Minesight visualisation of domain 100 (Central lode) and the search ellipse showing the orientation and major direction of the search.

Figure 18: Minesight visualisation of domain 200 (Dukes lode) and the search ellipse showing the orientation and major direction of the search.

Figure 19: Minesight visualisation of domain 210 (Oriental lode) and the search ellipse showing the orientation and major direction of the search.

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Table 4 summarises all the variogram parameters used for block model estimation.

Table 4. MINESIGHT variogram parameter table used for block model estimation.

7 Block Model Estimation 7.1 Neighbourhood optimisation

The neighbourhood optimisation is used to determine appropriate search dimensions and minimum and maximum number of samples during kriging interpolation. It is done in an empirical manner by testing and spatially viewing, in Minesight characteristics like the distribution of negative kriging weights, the achievable theoretical regression slope, block kriging efficiency, etc, for a number of model blocks that are located in "favourable" and "unfavourable positions" with respect to the available drillholes within a domain.

A block size of 2.5m east, 15m north and 15m RL was used in the estimation (refer to Table 5). This model is a rotated model of 330° Northwest and dipping 75° to the West.

Table 5. Model Limits.

A listing of the MineSight search parameters are provided in Table 6.

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Table 6. Listing of MineSight search parameters.

7.2 Block Estimation Parameters

All domains have been constrained by wireframes. They have been estimated using Ordinary Block Kriging. The following domains have used for estimation;

  Central Lode (Domain 100).
  Dukes Lode (Domain 200).
  Oriental Lode (Domain 210)
  Weak volcanogenic – three zones interpreted (Dukes volc (600), Oriental volc (610) and weak volcanogenic zone between Central lode and the western Mine schist (620)).

Standard estimation settings in MineSight were used in the estimation of the model, with the estimation confined to the domains.

The composited drill holes and block model were assigned the appropriate domain values.

The completed block model and all associated MineSight files are stored on the Mining Geology server in the directory S:\Mining-Geology\U3\Minesight\Geology\April 2008. Additional details on the MineSight resource model are provided in Table 7.

Table 7. Resource model description table.

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8 Model Validation

Model validation has been completed using a visual assessment of the kriged block grades relative to the input composites. To facilitate reporting, the spreadsheet U3 Resource Modelling Report Apr 08.xls was used. The slope of regression achieved in the Indicated areas of the model, Domain 100, 200 and 210, indicate that the block estimation is acceptable.

A comparison of the declustered composited drill hole data and mean grade of the model blocks (15mN x 15mE x 2.5mRL) within a domain also shows an acceptable variance (refer Table 8).

Table 8. Model validation table.

9 Resource Classification

The classification of Measured, Indicated and Inferred is based essentially based on geological confidence in the re-interpretation for domains 100, 200 and 600 and data spacing. Other factors such as data quality and some geostatistical measures have been taken into consideration. Measured/Indicated/Inferred materials for domain 100, 200 and 210 are illustrated in Figure 20, Figure 21 and Figure 22.

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Figure 20: MINESIGHT screen capture of the resource classification of domain 100, measured in green, indicated in red and inferred in blue. The block colours illustrate the slope of regression.

Figure 21: MINESIGHT screen capture of the resource classification of domain 200, measured in green, indicated in red and inferred in blue. The block colours illustrate the slope of regression.

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Figure 22: MINESIGHT screen capture of the resource classification of domain 210, measured in green, indicated in red and inferred in blue. The block colours illustrate the slope of regression.

10 Model output

The total Modelled Inventory at a cut off grade of 4.0g/t Au is 838,200 tonnes at 7.2 g/t for 193,000 oz. Of this resource approximately 70% has been previously mined or is unavailable due to being locked in pillars (the measured portion of the inventory).

This amounts in the Indicated and Inferred Mineral Resource to be:

247,500 tonnes at 7.1 g/t for 56,700 oz at a 4.0g/t.

A listing of the global inventory at a series of cut-off gold grades is provided in Table 9.

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Table 9. Indicated and Inferred Mineral Resource Inventory at a series of cut-off grades.

11 Recommendations

Further drilling is required at depth below the U3 area (often referred to as U4), as the mineralisation is expected to continue down to the Wildcat porphyry, however the current locations of available drill platforms have meant that it is unable to be tested as yet.

Model updates should check the variography – especially for the Oriental contact ore as this has potential at depth to add additional resources to the inventory, and is one of the few indicated blocks in which the model grade is higher than the mean grade of the data.

12 Model completion

12.1 Server storage location of model output files

The model and all accompanying Minesight, Microsoft ExcelTM and Microsoft WordTM computer files have been stored on the Stawell Gold Mines computer server in the subdirectory S:\Mining-Geology\U3\Minesight\Geology\April 2008.

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The project directory contains a spreadsheet named "U3_read_me_first.xls" that provides a listing all basic file name information for the project (refer to Table 9).

Table 10. Readme_first.xls table of file names and major model parameters.
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13 Appendix A

Figure 23: Histograms of Au (left), Aucut40 (middle) and length (right) of 1.0m composites of the Central lode (Domain 100).

Figure 24: Histograms of Au (left), Aucut40 (middle) and length (right) of 1.0m composites of the Dukes lode (Domain 200).

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Figure 25: Histograms of Au (left), Aucut40 (middle) and length (right) of 1.0m composites of the Oriental lode (Domain 210).

Figure 26: Histograms of Au (left) and length (right) of 1.0m composites of the Dukes volcanogenic (Domain 600).

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Figure 27: Histograms of Au (left) and length (right) of 1.0m composites of the Oriental volcanogenic (Domain 610).

Figure 28: Histograms of Au (left) and length (right) of 1.0m composites of the Central lode Hangingwall weak volcanogenic (Domain 620).

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TECHNICAL REPORT

on Stawell Gold Mines

Victoria, Australia

21 October 2008

APPENDIX D

Golden Gift 5 Lower

Resource Report

May 2008

D

GG5L Resource Model Report May 2008.doc

SUMMARY

The Golden Gift 5 Statesman Deeps resource model covers the area from 291N (897500N) to 302N (898500N) above -1450mRL. The Statesman Lode in GG5 is bound by the Low Fault and is situated between the Internal Basalt and Mineschist contact. The Statesman Lode does not intersect Statesman Deeps at any point, despite being located in a similar structural position. The Statesman Deeps Lode has a significantly steeper dip.

At the time of modelling there were 198 diamond drillholes intersecting the orebody mainly on a 15 x 15m intercept grid. The current interpretation differs from the previous with the exclusion of two flat fault structures through the ore block. This has removed previously interpreted minor offsets in the ore zone. The southern end of the ore body has been closed off by recent drilling.

Due to the large increase in data over the last two model updates new variography was used for this model update.

CS/DH– May 2008

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GG5L Resource Model Report May 2008.doc

RESCAT	Cutoff (g/t)	PREVIOUS MODEL			NEW MODEL			Change			Change %		
		quantity (t)	grade (g/t)	metal (oz)	quantity (t)	grade (g/t)	metal (oz)	quantity (t)	grade (g/t)	metal (oz)	quantity (t)	grade (g/t)	metal (oz)
MEASURED INDICATED INFERRED	0.0	**950,400**	**4.5**	**136,300**	**942,000**	**5.7**	**173,300**	-8,400	1.3	37,000	-1%	28%	27%
	2.0	**562,500**	**7.5**	**136,300**	**587,800**	**8.5**	**161,100**	25,300	1.0	24,800	4%	13%	18%
	4.0	**456,800**	**9.2**	**135,700**	**455,100**	**10.2**	**149,100**	-1,700	0.9	13,400	0%	10%	10%
	5.0	**409,400**	**10.2**	**134,500**	**422,800**	**10.6**	**144,400**	13,400	0.4	9,900	3%	4%	7%
	7.0	**313,700**	**12.5**	**126,500**	**345,700**	**11.6**	**129,300**	32,000	-0.9	2,800	10%	-7%	2%
	9.0	**216,900**	**14.4**	**100,100**	**257,700**	**12.9**	**106,700**	40,800	-1.5	6,600	19%	-10%	7%
MEASURED	0.0	-	-	-	-	-	-	0	0.0	0			
	2.0	-	-	-	-	-	-	0	0.0	0			
	4.0	-	-	-	-	-	-	0	0.0	0			
	5.0	-	-	-	-	-	-	0	0.0	0			
	7.0	-	-	-	-	-	-	0	0.0	0			
	9.0	-	-	-	-	-	-	0	0.0	0			
INDICATED	0.0	313,300	10.9	109,500	898,300	5.9	171,300	585,000	-4.9	61,800	187%	-45%	56%
	2.0	313,300	10.9	109,500	576,800	8.6	160,300	263,500	-2.2	50,800	84%	-21%	46%
	4.0	310,700	10.9	109,300	455,100	10.2	149,100	144,400	-0.7	39,800	46%	-7%	36%
	5.0	306,600	11.0	108,600	422,800	10.6	144,400	116,200	-0.4	35,800	38%	-4%	33%
	7.0	269,300	11.7	101,300	345,700	11.6	129,300	76,400	-0.1	28,000	28%	-1%	28%
	9.0	205,900	12.8	85,000	257,700	12.9	106,700	51,800	0.0	21,700	25%	0%	26%
INFERRED	0.0	637,000	2.5	51,800	43,700	1.4	2,000	-593,300	-1.1	-49,800	-93%	-43%	-96%
	2.0	249,100	4.8	38,500	10,900	2.4	800	-238,200	-2.4	-37,700	-96%	-51%	-98%
	4.0	146,100	6.3	29,400	-	-	-	-146,100	-6.3	-29,400	-100%	-100%	-100%
	5.0	102,800	7.0	23,100	-	-	-	-102,800	-7.0	-23,100	-100%	-100%	-100%
	7.0	44,500	8.5	12,100	-	-	-	-44,500	-8.5	-12,100	-100%	-100%	-100%
	9.0	11,000	10.1	3,600	-	-	-	-11,000	-10.1	-3,600	-100%	-100%	-100%

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Contents

SUMMARY 1

Contents 1

Figures 3

Tables 4

1 Introduction 5

1.1 Location 5

1.2 Geology 5

1.2.1 Regional setting 5

1.2.2 Local setting and geology 6

1.2.3 Mineralisation styles and domaining 1

1.2.4 Further Work 2

2 Drilling, Logging and Sampling 2

2.1 Logging 4

2.2 Sampling and Sample Preparation 4

2.3 Assaying and QA/QC 5

2.3.1 Assay QA/QC data 7

2.3.2 Assay QA/QC Summary 13

2.4 Surveying 14

2.4.1 Database Storage and Integrity 15

3 Bulk Density 16

4 Metallurgical Test Work 16

5 Geological Modelling 17

5.1 Estimation Domains 17

6 Model Statistics 17

6.1 Compositing and Descriptive Statistics 17

6.2 Variography 19

6.2.1 Statesman Lode 19

6.2.2 Weak Volcanogenics 21

6.2.3 Open Flank 21

6.2.4 Model Variogram Parameters 21

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7 Block Model Estimation 22
7.1 Neighbourhood optimisation 22
7.2 Block Estimation Parameters 23
8 Model Validation 23
9 Resource Classification 25
10 Model output 25
11 Recommendations 27
12 Model completion 27
12.1 Server storage location of model output files 27

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Figures

Figure 2 Typical cross-sections through GG5L showing current interpreted geological setting. 1

Figure 3 Plot showing the number of diamond drill holes drilled into the GG5 area by year. (2008 only includes drilling up to30th of April 2008) 3

Figure 5 SGM QA/QC review flow sheet 8

Figure 6 Precision of the crusher split during 2007-2008 GG5L drill programs 9

Figure 7 Precision of the lab repeats during 2007-2008 GG5L drill programs 9

Figure 8 Sample Splits comparison for 2007-2008 for GG5L drilling 10

Figure 9 Assay duplicate comparison for 2007-2008 for GG5L drilling 11

Figure 10 Assay repeat comparison for 2007-2008 for GG5L drilling 11

Figure 11 Assay standard performance for GG5L drill programs during 2007-2008. (Standard deviation to the expected value) 12

Figure 12 Blank standard performance for 2007-2008 GG5L diamond drill programs. 12

Figure 13 Low A standard performance for 2007-2008 GG5L diamond drill programs. 13

Figure 14 High A standard performance for 2007-2008 GG5L diamond drill programs. 13

Figure 16 Downhole raw experimental variogram for AUCUT and the resulting variogram model 20

Figure 17 Variogram model for the Major Axis Statesman Lode. 20

Figure 18 Variogram model for the Minor Axis Statesman Lode.. 21

Figure 19 Statesman Lode resource blocks coloured by slope of Regression of the Estimate. The legend is for Slope is shown on the left of the figure. 24

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Tables

Table 1. GG5 Lower bulk density analysis 16

Table 2 Descriptive statistics of the 2.0m composites per domain. 18

Table 3 General description of domains and top-cut applied. 19

Table 5. Model Limits 22

Table 6. Listing of MineSight search parameters. 23

Table 7. Resource model description table. .... **Error! Bookmark not defined.**

Table 8. Model validation table. 24

Table 9. Modelled Global insitu inventory at a series of cut-off grades for a new resource model compared to the previous model. 26

Table 10 Stope reconciliation table for the operation for the period October2007 – January 2008 .... **Error! Bookmark not defined.**

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1 Introduction

Since the last Mineral Resource and Ore Reserve update production has begun in the GG5 Lower in the higher levels whilst lower areas have been accessed by decline and are in ore development. As part of the continuing to prepare GG5 Lower for mining, the diamond drill spacing has been progressively infilled to approximately 15m along strike by 15m up and down dip. In addition to this drilling, mapping information from development completed on the 1265mRL, 1285mRL and 1315mRL levels has provided additional geological control for domaining.

1.1 Location

The Golden Gift 5 Statesman Deeps resource model covers the area from 291N (897500N) to 302N (898500N) above -1450mRL. The Statesman Lode in GG5 is bound by the Low Fault and is situated between the Internal Basalt and Mineschist contact. The Statesman Lode does not intersect Statesman Deeps at any point, despite being located in a similar structural position. The Statesman Deeps Lode has a significantly steeper dip.

At the time of modelling there were 198 diamond drillholes that have been coded as part of the geological modelling process. These drillholes are mostly on a grid of 15m along strike and 15m up and down dip although on the northern and southern limits of the orebody this spacing increases to approximately 30m along strike and 30m up and down dip.

1.2 Geology

1.2.1 Regional setting

The GG5 Lower ore body sits within the lower reaches of the Golden Gift mineralised system on the western flank of the Magdala Basalt dome, between the -1225 and -1450RL. Spatially the ore block is located directly beneath GG5 (290N to 310N on the 45° mine grid) as shown in Figure 1, and is separated from the main G5 ore body above by an East dipping - NW trending porphyry.

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S
N
NORTHGATE
STAWELL GOLD MINE
Longitudinal Projection
December 2007
RESERVE / INDICATED RESOURCE BLOCKS
INFERRED RESOURCE AREA
MINED AREAS
DECLINES
MINE TARGETS
EXPLORATION TARGETS
BASALT
PORPHYRY
FAULT BLANK
DECLINE
MAGDALA
500mRL
Scotchmans Fault
1000mRL
GG1
GG2
C7
U3
GG9
GOLDEN GIFT
GG5
GG3
U4
GG5 Lower
1500mRL
GG6
240XS
260XS
280XS
300XS
320XS
340XS
360XS

1.2.2 Local setting and geology

Unique to GG5 Lower is an unmineralised footwall zone between the lower-grade volc and the true mineschist, comprising a bleached sedimentary unit intercalated with altered, sheared basalt. (refer to Figure 2).

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Schist
Hanging Wall Basalt
Internal Volc
Statesman Lode
Porphyry
Foot Wall Basalt
Internal Basalt
Low Fault
Porphyry
Hanging Wall Basalt
Foot Wall Basalt
Statesman Lode
Internal Volc
Open Flank
Internal Basalt
Low Fault

Figure 2 Typical cross-sections through GG5L showing current interpreted geological setting.

Structurally, GG5 Lower is relatively simple, containing only one major fault – the easterly dipping Low Fault which cuts the lode off at depth. The previous geological model (Nov 07) included a further two minor faults (running sub-parallel to the Low fault) which were interpreted to divide the orebody into three blocks. Subsequent diamond drilling, sludge drilling, and face mapping data provided little support for the presence of these faults, and they were consequently removed from the new model.

1.2.3 Mineralisation styles and domaining

The mineralised zones of GG5 Lower have been divided into three separate lodes, each of which exhibit distinct mineralisation styles: Statesman Lode (Volc (statesman) fnl, domain 607); Internal Volc (internal volc fnl, domain 501); and Open Flank (Volc (open flank) fnl, domain 502).

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Statesman Lode encompasses the highest grade material adjacent to the basalt hangingwall. In drill core, this presents as wide zones of green-grey stockwork volc with strong silica, chlorite and sulphide alteration (recrystallised pyrrhotite and cubic arsenopyrite). It is visually distinctive from the lower grade, dark green internal volc – which typically exhibits stronger chlorite and weaker sulphide alteration (weak pyrrhotite veining). In contrast, the Open Flank ore is characterised by narrow, sheared zones of grey-green, silica altered volc, generally with weaker chlorite alteration than both the statesman and weak volc lodes.

1.2.4 Further Work

With all drill programs south of 297N now complete, diamond drill coverage of the GG5 Lower area is quite comprehensive. Further grade control diamond drill programs into the lower reaches of GG5 Lower (adjacent to the Low Fault), and into the Open Flank to the north will continue in the coming months. A program of longer resource definition holes to the north is also planned, to check for potential repeats of the statesman waterloo setting at depth.

2 Drilling, Logging and Sampling

Drilling for the definition of the GG5 Lower area commenced in 2000 with exploration of the Golden Gift area identifying mineralised intercepts in drillholes MD 2353W1 and MD2353W3. Subsequent drilling has been in several phases that have been completed over the period 2004 – 2007. This drilling has progressively increased the drilling density within the project area as commitments to mine this section deposit area have been made.

Figure 3 shows the number of drillholes completed by period. The vast majority of drilling has been completed in 2007-2008 period which is predominantly grade control drilling.

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GG5 Lower Number of Drillholes by Year
120
100
80
60
40
20
0
2000
2002
2004
2005
2006
2007
2008

Figure 3 Plot showing the number of diamond drill holes drilled into the GG5 area by year. (2008 only includes drilling up to30th of April 2008)

Following the commitment to access this area with the extension of the GG5 decline the mine geology team have completed extensive grade control diamond drill programs from the diamond drill cuddies located off the main decline. Much of this drilling has been conducted during 2007.

Initial exploration and resource definition diamond drill programs have been completed using NQ2 drillcore sizes recovered by wireline methods. Grade control diamond drill programs have been completed with LTK60 sized diamond drill core. Drilling has been conducted by contract diamond drill personnel using modern LM75 and LM90 style diamond drill rigs. The drilling has been conducted under the supervision of SGM personnel who retain the responsibility for setting out and monitoring the drill hole path.

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SGM Drill Core Sample Flowsheet Summary
(SGM Prepping then Commercial Lab Fire Assay)
Feb 2008
QAQC SAMPLES
LOGGING/SAMPLING
Corefarm
Core logged
SampleID allocated
samples 0.15 to 1.5m
Half-core samples
cut and split
3-10kg sample bagged
into calico bags
SGM standards
inserted
~ 1:20 ratio
3 SGM standards- SGM HighA
SGM LowA
SGM High
Assay of known standard
monitors accuracy
Assay Blank used
to monitor contamination
PREPARATION
SGM Laboratory
Dry @ 110°
~ 2hrs
SGM standard
Crush
75% <2mm
Split where
sample >3.0kg
3.0kg sample
Split 1:10 samples 50/50
sample size <2.5kg
"B" added to sampleID
original sampleID
Pulverise
Pulverise
Sub sample
(scoop through bowl)
200g
Sub sample
(scoop through bowl)
200g
Excess reject retained
at SGM for
Metallurgical Testwork
Split sample monitors
sample preparation
and homogeneity
ANALYSIS
Commercial Laboratory
ALS
Duplicate sample 1:20
(minimum 1 per batch)
Duplicate
monitors precision
Fire Assay analysis
30g sample
Fire Assay analysis
30g sample
Fire Assay analysis
30g sample
Repeat assay
if value > 30ppm
Repeat assay
if value > 30ppm
Repeat assay
if value > 30ppm
Re-assay monitors
repeatability

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SGM QAQC Review Flowsheet Summary
July 2008
Monthly review of standard run chart and duplicate and split scatter plots are conducted in conjunction with the process below as part of an ongoing QA/QC monitoring program
ASSAY BATCH RECEIVED
REVIEW REPEATS & DUPLICATES
Reviewed monthly to monitor lab precision at both sample prep & assay stages
Is the level of precision adequate?
YES
NO
No further action required
Discussion with prep and/or assay
REVIEW SPLITS
Reviewed monthly to monitor lab precision at the sample prep stage
Is the level of precision adequate?
YES
NO
No further action required
Discussion with Prep Manager
STANDARDS SUMMARY REVIEWED
Standard compliant?
YES
NO
No further action required
~50% of job sent back for reassay
Re-assays are compared to initial assays
No significant change in sample values & standard values
Leave initial assays in place
No significant change in sample value but change in standard value (compliant)
Either leave initial assays in place or replace initial assays with repeats
Significant change in sample value and in standard value (compliant)
Replace initial assays with repeats
Significant change in sample values but not in Standard value
Repeat Batch
Blank compliant?
YES
NO
No further action required
Determine cause of non-compliance Re-assay blank pulp
Samples out of sequence
Prep Stage
Discussion with Prep Manager to fix sequence and re-assay affected samples
Assay Stage
Discussion with Lab Manager - Repeat Batch
Sample carry over (contamination)
Prep Stage
Discussion with Prep Manager to determine a fix to the process
Assay Stage
Discussion with Lab Manager - Repeat Batch
LAB REPEATS & DUPLICATES
Repeat or re-assay monitors repeatability
Duplicate monitors precision
LAB SPLITS
Split sample monitors sample preparation and homogeneity
COMPANY STANDARDS
Assay of known standard monitors accuracy
Assay Blank used to monitor contamination

Figure 5 SGM QA/QC review flow sheet

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Rank HARD vs Percentile for LabSplit Data >10xLLD
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
to

Figure 6 Precision of the crusher split during 2007-2008 GG5L drill programs

Rank HARD vs Percentile for Repeat Data >10xLLD
HARD
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
55%
60%
65%
70%
75%
80%
85%
90%
95%
99%

Figure 7 Precision of the lab repeats during 2007-2008 GG5L drill programs

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Northgate
STAWELL GOLD MINES
Sample Splits
Log Log
Start date
End date
01/01/2007 30/04/2008
Diamond drilling
Au Check
10.000
1.000
0.100
0.010
0.001
0.001
0.010
0.100
1.000
10.000
Au_ppm

Figure 8 Sample Splits comparison for 2007-2008 for GG5L drilling

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Northgate
STAWELL GOLD MINES
Assay Duplicates
Log Log
Start date
End date
01/01/2007 30/04/2008
Diamond drilling
AuD
Au_ppm
0.001
0.010
0.100
1.000
10.000

Figure 9 Assay duplicate comparison for 2007-2008 for GG5L drilling

Northgate
STAWELL GOLD MINES
Assay Repeats
Log Log
Start date
End date
01/01/2007 30/04/2008
Diamond drilling
AuR
Au_ppm
0.001
0.010
0.100
1.000
10.000

Figure 10 Assay repeat comparison for 2007-2008 for GG5L drilling

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SGM - Au Assay Standard Reference Material Performance
Amdel Adelaide and ALS Orange Laboratory
Start date
End date
01/01/2007 30/04/2008
10.00
0.00
-10.00
-20.00
-30.00
-40.00
-50.00
Series1
5 per. Mov. Avg. (Series1)

Figure 11 Assay standard performance for GG5L drill programs during 2007-2008. (Standard deviation to the expected value)

Std : Blank
Start date End date
01/01/2007 30/04/2008
assumed Std Deviation
Std value
Au_ppm
Report date

Figure 12 Blank standard performance for 2007-2008 GG5L diamond drill programs.

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Std : LowA
Start date End date
01/01/2007 30/04/2008
+2 SD
Std value
-2 SD
Au_ppm
Report date

Figure 13 Low A standard performance for 2007-2008 GG5L diamond drill programs.

Std : HighA
Start date End date
01/01/2007 30/04/2008
+2 SD
Std value
-2 SD
Au_ppm
Report date

Figure 14 High A standard performance for 2007-2008 GG5L diamond drill programs.

2.3.2 Assay QA/QC Summary

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3 Bulk Density

Analysis of the Bulk Density data set has been completed by domain and following removal of low and high outliers gives the values as shown in Table 1.

Table 1. GG5 Lower bulk density analysis

Zone	Number of Intervals	Length Weighted Average	Value Applied to Model
Statesman Lode GEOCD 607	755	2.99	3.00
Weak Volcanics GEOCD 501	670	2.86	2.85
Open Flank GEOCD 502	192	2.80	2.85

4 Metallurgical Test Work

The global metallurgical recovery for GG5L is 90.1%.

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5 Geological Modelling

Geology modelling has been carried out by Catherine Smith the area Mine Geologist. Interpretations have been completed on cross section and or within the 3 dimensional framework provided by Minesight3D software. The interpretations completed for this model incorporate face mapping information from the 1265mRL, 1285mRL and 1315mRL development drives that been completed during the last 5 months of the 2007 calendar year.

5.1 Estimation Domains

The following domain solids have been created

- Statesman Lode (Volc (statesman) fnl, domain 607);
- Weak Volc (Weak Volc fnl, domain 501);
- Open Flank (Volc (open flank) fnl, domain 502).
- Basalt bodies, Footwall and Hanging Wall (400)
- Mine Schist and Porphyry (1)

6 Model Statistics

6.1 Compositing and Descriptive Statistics

The raw sample results have been composited to 2.0m intervals using the MineSight compositing procedures. The compositing process creates 2.0m composites of the primary assay intervals in a downhole direction honouring the coded geological domains. The MineSight software downhole compositing routine provides an option to accumulate short intervals into the preceding interval. This option has been used to prevent a number of smaller intervals from forming on the downhole margins of estimation domains and as such all intervals can be used in the estimation process. A lower composite threshold of 1.0 m was chosen and as such the maximum composite interval would be 3.0m.

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A complete listing of descriptive statistics for all domains is provided in

Northgate - Stawell Gold Mines							
GG5L RESOURCE MODEL							
Date:	May-2008						
Variable	Data Type(s)	Number of Samples	Minimum g/t	Maximum g/t	Mean g/t	Coeff of Var	Metal (sum of g/t *
Domain 607 - Statesman							
Au Raw	DD	1,021	0.01	213.00	10.670	1.169	10,894
Au 2.0m Composites	DD	488	0.01	66.77	10.746	0.789	5,244
TC40	DD	488	0.01	40.00	10.644	0.752	5,194
Length Raw	DD	1,021	0.10	1.70	0.945	0.347	965
Length 2.0m Composites	DD	488	0.20	2.95	1.976	0.152	964
SG raw (>2 <4)	DD	755	2.06	3.98	2.994	0.940	
							-
Domain 501 - Internal volc							-
Au Raw	DD	898	0.01	60.60	1.443	2.721	1,296
Au 2.0m Composites	DD	444	0.01	32.14	1.485	2.015	659
TC 20	DD	444	0.01	20.00	1.426	1.740	633
Length Raw	DD	898	0.10	2.15	0.974	0.332	875
Length 2.0m Composites	DD	444	0.30	2.95	1.970	0.162	875
SG raw (>2 <4)	DD	670	2.07	3.89	2.864	0.087	
							-
Domain 502 - Open flanks							-
Au Raw	DD	250	0.01	49.60	4.373	1.521	1,093
Au 2.0m Composites	DD	121	0.01	18.69	4.347	1.124	526
SG raw (>2 <4)	DD	192	2.00	3.85	2.804	0.111	
							-
Length Raw	DD	250	0.15	1.60	0.918	0.425	230
Length 2.0m Composites	DD	121	0.20	2.90	1.897	0.212	230

A top-cut value of 40.0g/t Au was applied to domain 607 (Statesman Lode), 20.0g/t Au for domain 501 and no top-cut was applied to domain 502. A general description of the domains and the top-cut applied is outlined in Table 3. Top cuts applied are based on a review of the Log Probability plots. For the main Statesman Lode areas the top cuts result in the cutting of a small number of composites which is consistent with the relatively smooth high grade tail to population.

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Northgate - Stawell Gold Mines							
GG5L RESOURCE MODEL							
Date:	May-2008						
Variable	Data Type(s)	Number of Samples	Minimum g/t	Maximum g/t	Mean g/t	Coeff of Var	Metal (sum of g/t *
Domain 607 - Statesman							
Au Raw	DD	1,021	0.01	213.00	10.670	1.169	10,894
Au 2.0m Composites	DD	488	0.01	66.77	10.746	0.789	5,244
TC40	DD	488	0.01	40.00	10.644	0.752	5,194
Length Raw	DD	1,021	0.10	1.70	0.945	0.347	965
Length 2.0m Composites	DD	488	0.20	2.95	1.976	0.152	964
SG raw (>2 <4)	DD	755	2.06	3.98	2.994	0.940	
							-
Domain 501 - Internal volc							-
Au Raw	DD	898	0.01	60.60	1.443	2.721	1,296
Au 2.0m Composites	DD	444	0.01	32.14	1.485	2.015	659
TC 20	DD	444	0.01	20.00	1.426	1.740	633
Length Raw	DD	898	0.10	2.15	0.974	0.332	875
Length 2.0m Composites	DD	444	0.30	2.95	1.970	0.162	875
SG raw (>2 <4)	DD	670	2.07	3.89	2.864	0.087	
							-
Domain 502 - Open flanks							-
Au Raw	DD	250	0.01	49.60	4.373	1.521	1,093
Au 2.0m Composites	DD	121	0.01	18.69	4.347	1.124	526
SG raw (>2 <4)	DD	192	2.00	3.85	2.804	0.111	
							-
Length Raw	DD	250	0.15	1.60	0.918	0.425	230
Length 2.0m Composites	DD	121	0.20	2.90	1.897	0.212	230

Table 2 Descriptive statistics of the 2.0m composites per domain.

Domain Number	description	Top-cut g/t	Number of Samples cut
607	Statesman Lower	40	6
501	Weak Volcanic	20	3
502	Open Flank	-	-

Table 3 General description of domains and top-cut applied.

6.2 Variography

A detailed variography study has been completed using MineSight software. Variogram models have been updated for the Statesman Lode and Internal Volcanogenic lodes. The Open Flank variography was updated in March 2008 and no new drilling has been completed since this time so has not been changed.

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GG5L Resource Model Report May 2008.doc

Horiz Vert Error %V
DISTANCE
Nugget 20.06596
Sill Range
46.17256 26.343
63.28297 45.852
GAMMA
100.
50.0
0.0 10.0 20.0 30.0 40.0 50.0 60.0 70.0 80.0 90.0

Figure 16 Variogram model for the Major Axis Statesman Lode.

Horiz Vert Error %V
DISTANCE
Nugget 19.05640
Sill Range
45.64059 5.015
63.36340 10.082
GAMMA
250.
200.
150.
100.
50.0
63.32
0.0
10.0

Figure 17 Variogram model for the Minor Axis Statesman Lode..

DH/CS– May 2008

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GG5L Resource Model Report May 2008.doc

When transformed the major axis in MEDS nomenclature is ROTN = 300, DIPN = 30, DIP 0. This corresponds to a 30 degree southerly plunge within the plane of the structure.

6.2.2 Weak Volcanogenics

The same variography for Statesman lode was assumed for the weak volcanogenics (domain 501). The justification for this is that weak volcanogenics are situated adjacent to Statesman lode and would see the same controls on mineralisation.

6.2.3 Open Flank

The Open Flank variography was updated in March 2008 and no new drilling has been completed since this time so has not been changed.

6.2.4 Model Variogram Parameters

The variogram parameters used in the estimation are outlined below (refer

Stawell Gold Mines										VARIOGRAM PARAMETER TABLE							
GG5L RESOURCE MODEL																	
AREA	VREFNUM	axis 1	axis 2	axis 3	Nugget	1st Structure Spherical	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	2nd Structure Spherical	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	Total Variance	Nugget
		rotation															
GG5L	607	300	30	0	19	1	26	19	7	27	1	45	32	14	17	63.00	30%
GG5L	501	300	30	0	19	1	26	19	7	27	1	45	32	14	17	63.00	30%
GG5L	502	300	0	-10	7.8	1	30	17	2	14.8	1	50	32	6	7.9	30.50	26%

Table 4)

Stawell Gold Mines										VARIOGRAM PARAMETER TABLE							
GG5L RESOURCE MODEL																	
AREA	VREFNUM	axis 1	axis 2	axis 3	Nugget	1st Structure Spherical	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	2nd Structure Spherical	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	Total Variance	Nugget
		rotation															
GG5L	607	300	30	0	19	1	26	19	7	27	1	45	32	14	17	63.00	30%
GG5L	501	300	30	0	19	1	26	19	7	27	1	45	32	14	17	63.00	30%
GG5L	502	300	0	-10	7.8	1	30	17	2	14.8	1	50	32	6	7.9	30.50	26%

DH/CS– May 2008 Page 22

GG5L Resource Model Report May 2008.doc

7 Block Model Estimation

7.1 Neighbourhood optimisation

A resource model the block size was updated for this update due to the higher density of drilling. It now has block which are sized 2m in the east direction, and 10m in the north and RL directions, details of which are shown in Table 5. This model is a rotated model of 300° northwest with a dip of 0° to the east.

	Min	*Max*	*Cell Size*	*No. Cells*	*Origin (AMG)*
East	0	400	2	200	659100 E
North	0	630	10	63	897700 N
RL	0	500	10	50	-1550 RL

Table 5. Model Limits

Leviathan Resources- Stawell Gold Mines													
GG5L RESOURCE MODEL													
AREA	DOMAIN	x axis	y axis	z axis	axis 1	axis 2	axis 3	min. samples 1st search	max. samples 1st search	Search Type	Max Samps per Qua	max. samples per hole
		search distance			rotation			sample number definition				
GG5L	607	45	32	20	300	30	0	4	32	Quad	10	4
GG5L	501	45	32	20	300	30	0	4	32	Quad	10	4
GG5L	502	50	32	20	300	0	-10	4	32	Quad	10	4

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GG5L Resource Model Report May 2008.doc

Table 6.

Leviathan Resources- Stawell Gold Mines GG5L RESOURCE MODEL												
AREA	DOMAIN	x axis	y axis	z axis	axis 1	axis 2	axis 3	min. samples 1st search	max. samples 1st search	Search Type	Max Samps per Qu	max. samples per hole
		search distance			rotation			sample number definition				
GG5L	607	45	32	20	300	30	0	4	32	Quad	10	4
GG5L	501	45	32	20	300	30	0	4	32	Quad	10	4
GG5L	502	50	32	20	300	0	-10	4	32	Quad	10	4

Table 6. Listing of MineSight search parameters.

7.2 Block Estimation Parameters

- Domain 607, (Volc (statesman) fnl) Statesman Lode.
- Domain 501, (Weak Volc fnl), Weak Volcanogenics.
- Domain 502, (volc (Open flank) fnl)) Open Flank.

- Estimation is confined to domains.
- The maximum number of samples allowed to be selected per drillhole has been restricted in the estimation to 4 composites per hole.

The completed block model and all associated MineSight files are stored on the Mining Geology server in the directory S:\Mining-Geology\GoldenGift 5\Minesight\Geology\ Statesman Deeps May 2007. Additional details on the MineSight resource model are provided in **Error! Reference source not found.**.

DH/CS– May 2008

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GG5L Resource Model Report May 2008.doc

8 Model Validation

Model validation has been completed using a visual assessment of the kriged block grades relative to the input composites. A manually compiled long projection of undiluted drillhole intercepts has been overlain with the kriged grade shells at a number of cutoffs. These indicate generally good agreement. In addition a plot of the Slope of Regression of the Estimate is used to indicate kriging confidence. This plot is shown as Figure 18. Blocks with values above 0.8 are well supported by the data and a high level of confidence in the kriged outcome can be attached to these blocks.

Given that the significant majority of metal above a 4.0g/t cutoff occurs within the Statesman's Lode similar plots have not been presented for the other domains.

-1200
-1250
-1300
-1350
-1400
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1

Figure 18 Statesman Lode resource blocks coloured by slope of Regression of the Estimate. The legend is for Slope is shown on the left of the figure.

A comparison of the declustered composited drill hole data and mean grade of the model blocks (20mN x 10mE x 20mRL) within a domain shows an acceptable variance (refer Licence

DH/CS– May 2008

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GG5L Resource Model Report May 2008.doc

Stawell Gold Mines	**MODEL VALIDATION TABLE**		
GG5L RESOURCE MODEL			
Date:			
	Mean Grade (g/t)		
DOMAIN	**Declust. 2.0m comp. 20X20x10**	**Model**	**Variance**
Domain 607 - Statesman	10.51	10.65	1.4%
Domain 501 - Weak volc	1.545	1.52	-1.8%
Domain 502- Open Flank	4.262	4.13	-3.2%

Table 7). Licence

Stawell Gold Mines	**MODEL VALIDATION TABLE**		
GG5L RESOURCE MODEL			
Date:			
	Mean Grade (g/t)		
DOMAIN	**Declust. 2.0m comp. 20X20x10**	**Model**	**Variance**
Domain 607 - Statesman	10.51	10.65	1.4%
Domain 501 - Weak volc	1.545	1.52	-1.8%
Domain 502- Open Flank	4.262	4.13	-3.2%

Table 7. Model validation table.

9 Resource Classification

The classification of Indicated and Inferred is based on geological confidence, Slope of Regression and model validation results. For this estimate the entire Statesman domain has been classified as Indicated.

10 Model output

The total Indicated Modelled Inventory at a cut off grade of 4.0g/t Au is 455,100 tonnes at 10.2 g/t for 149,100oz. A listing of the global inventory at a series of cut-off gold grades is provided in Table 8.

DH/CS– May 2008

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GG5L Resource Model Report May 2008.doc

6.2.1 Statesman Lode

Downhole variograms were modelled on the AUCUT data for all of the Statesman Lode domains. Sufficient data was available to provide for the best model of the downhole variogram which is shown in Figure 15.

Subsequent directional variograms were completed also using Minesight routines (Figure 16 and Figure 17). The variograms were modelled using relative experimental variograms on AUCUT for the combined domain. The variograms were calculated in the plan of the structure as essentially 2D models and then transformed back into true 3D space. A rotation (MEDS) of ROTN = 300, DIPN = 30, DIPE = 0 was used to define the plane of the Statesman Lode

Horiz Vert Error %V
DISTANCE
GAMMA
Nugget 19.75754
Sill Range
46.31879 8.520
68.10732 14.865
100
50.0
0.000
0.0
10.0

Figure 15 Downhole raw experimental variogram for AUCUT and the resulting variogram model

DH/CS– May 2008 Page 20

GG5L Resource Model Report May 2008.doc

RESCAT	Cutoff (g/t)	PREVIOUS MODEL			NEW MODEL			Change			Change %		
		quantity (t)	grade (g/t)	metal (oz)	quantity (t)	grade (g/t)	metal (oz)	quantity (t)	grade (g/t)	metal (oz)	quantity (t)	grade (g/t)	metal (oz)
MEASURED INDICATED INFERRED	0.0	950,400	4.5	136,300	942,000	5.7	173,300	-8,400	1.3	37,000	-1%	28%	27%
	2.0	562,500	7.5	136,300	587,800	8.5	161,100	25,300	1.0	24,800	4%	13%	18%
	4.0	456,800	9.2	135,700	455,100	10.2	149,100	-1,700	0.9	13,400	0%	10%	10%
	5.0	409,400	10.2	134,500	422,800	10.6	144,400	13,400	0.4	9,900	3%	4%	7%
	7.0	313,700	12.5	126,500	345,700	11.6	129,300	32,000	-0.9	2,800	10%	-7%	2%
	9.0	216,900	14.4	100,100	257,700	12.9	106,700	40,800	-1.5	6,600	19%	-10%	7%
MEASURED	0.0	-	-	-	-	-	-	0	0.0	0			
	2.0	-	-	-	-	-	-	0	0.0	0			
	4.0	-	-	-	-	-	-	0	0.0	0			
	5.0	-	-	-	-	-	-	0	0.0	0			
	7.0	-	-	-	-	-	-	0	0.0	0			
	9.0	-	-	-	-	-	-	0	0.0	0			
INDICATED	0.0	313,300	10.9	109,500	898,300	5.9	171,300	585,000	-4.9	61,800	187%	-45%	56%
	2.0	313,300	10.9	109,500	576,800	8.6	160,300	263,500	-2.2	50,800	84%	-21%	46%
	4.0	310,700	10.9	109,300	455,100	10.2	149,100	144,400	-0.7	39,800	46%	-7%	36%
	5.0	306,600	11.0	108,600	422,800	10.6	144,400	116,200	-0.4	35,800	38%	-4%	33%
	7.0	269,300	11.7	101,300	345,700	11.6	129,300	76,400	-0.1	28,000	28%	-1%	28%
	9.0	205,900	12.8	85,000	257,700	12.9	106,700	51,800	0.0	21,700	25%	0%	26%
INFERRED	0.0	637,000	2.5	51,800	43,700	1.4	2,000	-593,300	-1.1	-49,800	-93%	-43%	-96%
	2.0	249,100	4.8	38,500	10,900	2.4	800	-238,200	-2.4	-37,700	-96%	-51%	-98%
	4.0	146,100	6.3	29,400	-	-	-	-146,100	-6.3	-29,400	-100%	-100%	-100%
	5.0	102,800	7.0	23,100	-	-	-	-102,800	-7.0	-23,100	-100%	-100%	-100%
	7.0	44,500	8.5	12,100	-	-	-	-44,500	-8.5	-12,100	-100%	-100%	-100%
	9.0	11,000	10.1	3,600	-	-	-	-11,000	-10.1	-3,600	-100%	-100%	-100%

DH/CS– May 2008 Page 27

GG5L Resource Model Report May 2008.doc

Minining over the period has depleted the Mineral Resource with development on the 1265, 1285 and 1315 levels and the first 6 stopes from the 1285 and1265 Levels.

11 Recommendations

Many of the recommendation made in previous documents have been completed over successive updates. At the time of this update additional geological evaluation work is required to

- geological information collected form development headings is incorporated into the upcoming model updates
- additional evaluation of the geological controls and domain boundaries for material above 1265mRL level is completed
- define the lower sections of the main shoot by ongoing grade control drilling and
- complete Resource Definition and Grade Control drilling north of 300N to define any shoots in the open flank position

12 Model completion

12.1 Server storage location of model output files

The model and all accompanying Minesight, Microsoft Excel™ and Microsoft Word™ computer files have been stored on the Stawell Gold Mines computer server in the sub-directory S:\Mining-Geology\Golden Gift 5\Minesight\Geology\Statesman deeps May2008.

DH/CS– May 2008

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TECHNICAL REPORT

on Stawell Gold Mines

Victoria, Australia

21 October 2008

APPENDIX E

Golden Gift Six Resource Report

July 2008

E

Northgate
STAWELL GOLD MINES

Golden Gift 6 Geology and Resource Model Report

July 2008

Compiled by
Dave Coventry and Daniel Henry (Geological Model)
Michelle Vos (Resource Estimation)

GG6 Resource Model Report July 2008.doc

The total Indicated and Inferred Modelled Inventory above a cut off grade of 4.0g/t Au is 84,600oz. A listing of the global inventory at a series of cut-off gold grades for the previous exploration model and the current Model Inventory is provided below.

Northgate	GG6 RESOURCE MODEL
Resource Classification	Measured, Indicated, Inferred
Mined Status	Unmined
Other Restrictions	None
Filter Applied to Evaluation	No filter applied
Previous Model Name	
New Model Name	gg615.jun

RESCAT	Cutoff (g/t)	PREVIOUS MODEL			NEW MODEL		
		quantity (t)	grade (g/t)	metal (oz)	quantity (t)	grade (g/t)	metal (oz)
MEASURED INDICATED INFERRED	0.0	859,200	3.4	94,700	1,080,300	3.4	119,300
	2.0	326,200	7.8	81,800	477,400	6.6	101,300
	4.0	190,300	11.4	70,000	289,700	9.1	84,600
	5.0	169,700	12.3	67,000	218,400	10.6	74,200
	7.0	137,200	13.8	60,800	135,700	13.5	58,800
	9.0	100,700	15.9	51,400	94,400	16.0	48,400
MEASURED	0.0	-	-	-	-	-	-
	2.0	-	-	-	-	-	-
	4.0	-	-	-	-	-	-
	5.0	-	-	-	-	-	-
	7.0	-	-	-	-	-	-
	9.0	-	-	-	-	-	-
INDICATED	0.0	749,800	3.1	74,800	870,200	3.0	85,300
	2.0	273,400	7.2	63,100	316,100	6.7	68,500
	4.0	154,700	10.6	52,900	169,900	10.2	55,700
	5.0	138,000	11.4	50,500	133,500	11.8	50,500
	7.0	108,500	12.8	44,800	93,000	14.4	43,100
	9.0	75,500	15.0	36,300	72,400	16.3	38,000
INFERRED	0.0	109,400	5.7	19,900	210,100	5.0	34,000
	2.0	52,800	11.0	18,700	161,300	6.3	32,800
	4.0	35,600	14.9	17,100	119,800	7.5	28,800
	5.0	31,700	16.2	16,500	84,900	8.7	23,700
	7.0	28,700	17.3	16,000	42,700	11.4	15,700
	9.0	25,200	18.6	15,000	22,000	14.8	10,500

DC/MV/DH– May 2008

Contents

SUMMARY 2

Figures 3

Tables 5

1 Introduction 1

1.1 Geology 1

1.1.1 Regional setting 1

1.1.2 Local setting and geology 2

1.1.3 Mineralisation styles and domaining 4

1.1.4 Drilling and Geological Evolution 5

1.1.5 Further Work 7

2 Drilling, Logging and Sampling 7

2.1 Logging 8

2.2 Sampling and Sample Preparation 9

2.3 Assaying and QA/QC 10

2.3.1 Assay QA/QC data 12

2.3.2 Assay QA/QC Summary 20

2.4 Surveying 20

2.4.1 Database Storage and Integrity 23

3 Bulk Density 23

4 Metallurgical Test Work 24

5 Geological Modelling 24

5.1 Estimation Domains 24

6 Model Statistics 25

6.1 Compositing and Descriptive Statistics 25

6.2 Variography 26

7 Block Model Estimation 28

7.1 Neighbourhood optimisation 28

7.2 Block Estimation Parameters 29

8 Model Validation 30

9 Resource Classification 31

Figures

Figure 2. GG6 Longitudinal Projection. The projection highlights the first drill program intercepts in black and the second drill program intercepts in green. The red intercepts are proposed drill holes to grow the current resource. Note the assigned Au grade contours. 3

Figure 3. Typical cross-section through GG6 showing current interpreted geological setting. 4

Figure 5: SGM QA/QC review flow sheet 13

Figure 6: Precision of the crusher split in GG6 drilling programs. 14

Figure 7: Precision of the lab repeat in GG6 drilling programs. 15

Figure 8: Sample Splits (crush size fraction split) comparison forGG6 programs in 2008 16

Figure 9: GG6 Assay duplicate comparison for 2008 16

Figure 10: GG6 Assay Repeats comparison for 2008 17

Figure 11: Assay Standard performance for GG6. 17

Figure 12: Blank Standard Performance for GG6 drilling programs 18

Figure 13: LowA Standard performance for GG6 drilling programs 18

Figure 14: HighA Standard Performance for GG6 drilling Programs. Results outside two standard deviations are currently being repeated. The two values reporting close to 3.4ppm Au may yet prove to be Low A standards due to a mix up in standard submission. 19

Figure 15: SGMHi Standard Performance for GG6 drilling programs 19

Figure 16. Minesight visualisation of domains 601 to 605 and the search ellispse showing the orientation and major direction of the search. 27

Figure 17. Minesight visualisation of domains 501 and 701 and the search ellispse showing the orientation and major direction of the search. 27

Figure 18. Variogram model fitted to the statesman lode (domain 607) (left) and the GG6 experimental variogram with GG5L variogram model (domain 601) (right) 28

Figure 19. MINESIGHT screen capture of the resource classification of domain 601. The block model illustrates the slope of regression. 31

Figure 21. Histograms of Au (left), length (middle) and location map (right) of 1.0m composites of the Bastardo Block - volc (Domain 501) 36

Figure 22. Histograms of Au (left), length (middle) and location map (right) of 1.0m composites of the Concord Block – volc – domain 1 (Domain 601). 37

1 Introduction

Since the estimate conducted on the GG6 area in May 2008, a further nine drill holes have been drilled and assays for a further four drill holes have been returned from drill holes in progress during the May Estimate. At the time of modelling there were 32 diamond drillholes that have been coded as part of the geological modelling process. The central area of GG6 is now drilled out to an approximate density of 50m along strike by 50m up and down dip. Based on this spacing the geological model has been updated and a re-estimation has been completed.

- High grade basalt contact;
- Waterloo position; and
- Stockworks positions.

1.1 Geology

1.1.1 Regional setting

The GG6 ore body sits within the lower reaches of the Golden Gift mineralised system on the western flank of the Magdala Basalt dome, between the -1450 and -1700RL. Spatially the ore block is located beneath Golden Gift 5 Lower (GG5L) (289N to 310N on the 45° mine grid) as shown in Figure 1 and is separated from the main GG5L ore body above by the East dipping Low Fault.

DC/MV/DH– May 2008

Page 1

S
N
NORTHGATE
STAWELL GOLD MINE
Longitudinal Projection
December 2007
RESERVE / INDICATED RESOURCE BLOCKS
INFERRED RESOURCE AREA
MINED AREAS
DECLINES
MINE TARGETS
EXPLORATION TARGETS
BASALT
PORPHYRY
FAULT BLANK
DECLINE
MAGDALA
500mRL
1000mRL
1500mRL
GG1
GG2
C7
U3
GG9
GOLDEN GIFT
GG5
GG3
U4
GG6

1.1.2 Local setting and geology

To date, GG6 drilling indicates similar geology and geometry to the rest of the Golden Gift ore bodies at the Stawell mine. GG6 is situated beneath and is interpreted to be the fault offset of the GG5L area, which is currently in production. Three zones of mineralization have been confirmed with this latest phase of drilling, which have been termed the "basalt contact", the "stockworks" and the "waterloo" zones. Refer to Figure 2 for the longsection of the basalt contact. MD-5234 provides indication of a quartz style lode in the mineschist footwall. Further drilling is required to confirm continuity of observation.

DC/MV/DH– May 2008

Page 2

SOUTH
NORTH
GG6 Basalt Contact
Long. Projection
-1450mRL
-1500mRL
-1550mRL
-1600mRL
LOW FAULT
BASTARDO FAULT
CONCORD FAULT
GAMAY FAULT
Low Fault
Bastardo Fault
Concord Fault
Gamay Fault
10 July 2008

Figure 2. GG6 Longitudinal Projection. The projection highlights the first drill program intercepts in black and the second drill program intercepts in green. The red intercepts are proposed drill holes to grow the current resource. Note the assigned Au grade contours.

DC/MV/DH– May 2008

Page 3

WEST
EAST
GG6 CROSS SECTION
299XS (5980N)
Porphyry
Volcanogenic
Albion Schist
Mineralised Volcanogenic
Mineralisation
Basalt
0
50
100m
-1450mRL
-1500mRL
-1550mRL
-1600mRL
-1650mRL
Bastardo Block Volc domain 501
Concord Stockworks domain 604
Concord Waste Volc domain 605
Concord Volc domain 603
Concord Waterloo domain 607
Concord High Grade Volc domain 601
Concord Basalt nose Volc domain 602
Gamay Block Volc domain 701
Low Fault
Bastardo Fault
Concord Fault
Gamay Fault

Figure 3. Typical cross-section through GG6 showing current interpreted geological setting.

Structurally, GG6 is bounded by the Low Fault at the top and is open below the Gamay fault. The ore lodes are dislocated by the Concord Fault and the steeper dipping Bastardo Fault. The offsets observed across these faults from drilling to date are relatively minor.

1.1.3 Mineralisation styles and domaining

The mineralised zones of GG6 have been divided into three separate fault blocks, the Bastardo Block, the Concord Block and the Gamay Block. Each mineralised block is named after its basal fault. The Bastardo and Gamay blocks are still at the "scoping stage" with only smaller areas of mineralisation differentiated to date (i.e., Bastardo Block Volc – domain 501 and Gamay Block Volc – domain 701).

The Concord Block hosts the majority of drilling intercepts and mineralisation has been split into Basalt contact, Stockworks (domain 604) and Waterloo (domain 607). The basalt contact

DC/MV/DH– May 2008

Page 4

mineralisation is subdivided into three different zones to describe the position of the mineralised intercept. Thus domain 601 describes the high grade basalt contact zone within the Waterloo position, domain 602 describes the high grade basalt contact zone on the outer flank of the basalt nose and domain 603 describes the economic grade envelope of the basalt contact zone.

Basalt Contact mineralisation carries much higher grade than the Stockworks due to the higher amount of sulphide minerals and stronger chlorite alteration. These are typified by coarse arsenopyrite up to 20mm in size along with recrystallised pyrrhotite and minor pyrite. Visible gold was also common within the basalt contact mineralisation. Large quartz tension veining up to 750mm often associated with coarse arsenopyrite and other sulphides forming along stylolites is a common feature of the Basalt Contact mineralisation. In the immediate contact zone with the basalt, it was common to see silicification of the host rock and bands up to four metres wide of mineralised siliceous sediment. Assay values are weaker in these zones by comparison due to the lack of chlorite.

A Stockworks zone is also found on the contact zone of the Mine Schist and Volcanogenic. The mineralisation consists of recrystallised pyrrhotite and sedimentary pyrrhotite found around weak to moderate chlorite altered host rock. Stockworks zones are structurally controlled within sub ore grade zones of chloritic pelite known as weak volcanogenic. Quartz shear zones consisting of puggy graphite and weak chlorite alteration are also present.

A zone of waste volcanogenic separates the two distinct ore zones (domain 605). Again less chloritic and with higher graphitic alteration the host rock shows a moderate S_2 or S_3 fabric more typical of Mine Schist. The weak volcanogenic has often been logged as pelite to distinguish it from the mineralised zone and the mine schist proper.

1.1.4 Drilling and Geological Evolution

The initial scoping program into GG6 drilled 13 holes with seven holes intersecting the basalt contact mineralisation in the Concord Fault block. The Concord Fault block was interpreted to be a large, consistent basalt flank on which the mineralisation was situated. Underneath this large fault block, two more fault blocks (Gamay and Rondinella) were interpreted. These were both smaller and generally had a lower grade. There was a high degree of uncertainty in

DC/MV/DH– May 2008

Page 5

the location of the surfaces, however, the geological model created at the time was consistent with the Stawell geological model.

An initial estimate from the first drilling program resulted in an unpublished Inferred Resource of 27,000 ounces. This estimation was undertaken in November 2007 with a continuation of drilling requested during the Perseverance and Northgate M&A period. Review of the previous drilling concluded that the drilling was not adequately spaced for resource estimation processes. Careful consideration was undertaken with placement of an additional nine hole drill program for maximum resource estimation benefit.

This second program was designed to infill to a nominal 40m x 50m pattern. Nine holes were drilled. For this second phase of drilling, detailed directional drilling was used. This increased the accuracy of drilling with all but one hole finishing within 10m of the designed target. Some intercepts are marginally closer than the nominal 40m x 50m spacing. These holes were aimed at specific targets for example the waterloo and the basalt contact surface

The nine additional holes showed that the location of the Bastardo, Rondinella, Gamay and Concord faults changed significantly from the initial interpretation. The result of this was that the height (and volume) of the Concord block was reduced. Another consequence of the reinterpretation was that the drilling density within the previously modelled Bastardo and Gamay fault blocks was reduced. This limited the ability to convert these blocks into an Inferred resource and they presently remain as Resource Potential areas .

The drill program also intersected unexpected areas of mineralisation in a parallel position to the main mineralised zone, which has been termed the 'waterloo', and further mineralisation well below the interpreted Gamay Fault down to 1750mRL. The geometry and grade distribution within these targets is not clear due to the limited drilling. The Waterloo and sub Gamay Fault mineralisation are also observed as potential exploration target areas.

At the completion of the modelling process in May, a drill program targeting areas of further potential mineralisation within GG6 was undertaken. This program consisted of two holes mid strike of the present indicated resource (MD-5301, MD-5338), and four holes which target the northern and southern extension of the Concord block (MD-5327, MD-5348A, MD-5351, MD-5353, MD-5354A and MD-5355).

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In summary, the latest drill program into GG6 has shown that the mineralisation intersected in the first program is consistent; however the position of the faults means there is a lower volume of identified mineralisation at this point in time. The added drilling information brought about a change in the position of the modelled basalt nose. The nose is now interpreted to dip to the south between the Bastardo fault and the Concord Fault and has helped explain a strike shift of the Concord Block basalt plane north of 305N.

1.1.5 Further Work

The current drill platforms for drilling GG6 give steep intersections of 50° to 60° into the main GG6 Lodes. At this stage GG6 has been drilled to a point were a better drill platform enabling lower angled intercepts is required from which to collect the additional information required to prepare the block for mining and improve on the current geological understanding. A drill platform has been identified in the lower level of GG5 Lower and is expected to be developed in early 2009.

As well as being an improved platform for the next stage of drilling into GG6 it also allows targeted drilling under the Gamay fault to test the potential of this area.

There are four drill holes awaiting logging and assay results (MD5351, MD-354A, MD5364, and MD5367). A further update to the current model will be completed on receipt of this information and is expected to be completed in November 2008. This is unlikely to increase (or decrease) the resource inventory significantly.

2 Drilling, Logging and Sampling

Drilling for the definition of the GG6 area commenced in April 2007 after an interpreted Basalt contact was targeted below and to the east of the GG5L ore body. Subsequent drilling has been in two phases, scoping and infill, which was completed over the past 15 months. These programs have progressively increased the drilling density across GG6 by searching out the limits of the mineralisation in all directions. Initially porphyry interaction in the south seemed to cut the mineralisation at 290N; however, results from MD-5327 have shown that high grade mineralisation is still present to the south of this cross section. . At the North end the lack of drilling platforms has caused the northern limit to be drawn at section 310N.

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After the initial scoping drill program and estimate it was decided to embark on a follow-up infill program to allow a decision to commit to accessing this area with the extension of the GG5 decline.

The targeting for the follow up infill program was assisted with the use of drillhole design software. The aim of the drilling software was to increase success with exploration drill targeting, and also attaining maximum cost efficiency. It has proven very successful in targeting the infill drilling in the GG6 program, with all target points being achieved inside a 10m error circle. The software allows the use of projected surveys to predict the drillhole trace and then react quickly to changes in the expected survey results by changing barrel configurations and drilling speeds to achieve the desired drillhole path.

By reviewing past drill surveys in each exploration area, a drill trend and dogleg rate was calculated for all future drilling. The software has allowed the project geologists to better manage the drilling programs from the planning phase right through to the day to day liaison with the drilling contractors.

2.1 Logging

All diamond drill core in GG6 was logged by David Coventry, Sarah Heard (MD-5094, MD-5104, MD-5280) and Katie Owen (MD-5301, MD-5338) using a standardised logging legend. The data is captured electronically at the point of collection using "Field Marshall" logging software and also a barcode logging "Datcol" software system. "Datcol" was developed on site in the mid 1990's and has remained the standard process since that time with the key

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SGM Drill Core Sample Flowsheet Summary
(SGM Prepping then Commercial Lab Fire Assay)
Feb 2008
QAQC SAMPLES
LOGGING/SAMPLING
Corefarm
Core logged
SampleID allocated
samples 0.15 to 1.5m
Half-core samples
cut and split
3-10kg sample bagged
into calico bags
SGM standards
inserted
~ 1:20 ratio
3 SGM standards- SGM HighA
SGM LowA
SGM High
Assay of known standard
monitors accuracy
Assay Blank used
to monitor contamination
PREPARATION
SGM Laboratory
Dry @ 110°
~ 2hrs
SGM standard
Crush
75% <2mm
Split where
sample >3.0kg
3.0kg sample
Split 1:10 samples 50/50
sample size <2.5kg
Split sample monitors
sample preparation
and homogeneity
"B" added to sampleID
original sampleID
Pulverise
95% <75µm
Pulverise
95% <75µm
Sub sample
(scoop through bowl)
200g
Sub sample
(scoop through bowl)
200g
Excess reject retained
at SGM for
Metallurgical Testwork
ANALYSIS
Commercial Laboratory
ALS
Duplicate sample 1:20
(minimum 1 per batch)
Duplicate
monitors precision
Fire Assay analysis
30g sample
Fire Assay analysis
30g sample
Fire Assay analysis
30g sample
Repeat assay
if value > 30ppm
Repeat assay
if value > 30ppm
Repeat assay
if value > 30ppm
Re-assay monitors
repeatability

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SGM QAQC Review Flowsheet Summary
July 2008
Monthly review of standard run chart and duplicate and split scatter plots are conducted in conjunction with the process below as part of an ongoing QA/QC monitoring program
ASSAY BATCH RECEIVED
REVIEW REPEATS & DUPLICATES
Reviewed monthly to monitor lab precision at both sample prep & assay stages
Is the level of precision adequate?
YES
NO
No further action required
Discussion with prep and/or assay
REVIEW SPLITS
Reviewed monthly to monitor lab precision at the sample prep stage
Is the level of precision adequate?
YES
NO
No further action required
Discussion with Prep Manager
STANDARDS SUMMARY REVIEWED
Standard compliant?
YES
NO
No further action required
~50% of job sent back for reassay
Re-assays are compared to initial assays
No significant change in sample values & standard values
Leave initial assays in place
No significant change in sample value but change in standard value (compliant)
Either leave initial assays in place or replace initial assays with repeats
Significant change in sample value and in standard value (compliant)
Replace initial assays with repeats
Significant change in sample values but not in Standard value
Repeat Batch
Blank compliant?
YES
NO
No further action required
Determine cause of non-compliance Re-assay blank pulp
Samples out of sequence
Prep Stage
Discussion with Prep Manager to fix sequence and re-assay affected samples
Assay Stage
Discussion with Lab Manager - Repeat Batch
Sample carry over (contamination)
Prep Stage
Discussion with Prep Manager to determine a fix to the process
Assay Stage
Discussion with Lab Manager - Repeat Batch
LAB REPEATS & DUPLICATES
Repeat or re-assay monitors repeatability
Duplicate monitors precision
LAB SPLITS
Split sample monitors sample preparation and homogeneity
COMPANY STANDARDS
Assay of known standard monitors accuracy
Assay Blank used to monitor contamination

Figure 5: SGM QA/QC review flow sheet

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Rank HARD vs Percentile for Crush Split Data >10xLLD
HARD
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
55%
60%
65%
70%
75%
80%
85%
90%
95%
99%

Figure 6: Precision of the crusher split in GG6 drilling programs.

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Rank HARD vs Percentile for Lab Repeat Data >10xLLD
HARD
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
55%
60%
65%
70%
75%
80%
85%
90%
95%
99%

Figure 7: Precision of the lab repeat in GG6 drilling programs.

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Northgate
STAWELL GOLD MINES
Sample Splits
Log Log
Start date
End date
1/01/2007 14/07/2008
Diamond drilling
100.000
10.000
1.000
0.100
0.010
0.001
Au Check
0.001
0.010
0.100
1.000
10.000
100.000
Au_ppm

Figure 8: Sample Splits (crush size fraction split) comparison forGG6 programs in 2008

Northgate
STAWELL GOLD MINES
Assay Duplicates
Log Log
Start date
End date
1/01/2007 14/07/2008
Diamond drilling
100.000
10.000
1.000
0.100
0.010
0.001
AuD
0.001
0.010
0.100
1.000
10.000
100.000
Au_ppm

Figure 9: GG6 Assay duplicate comparison for 2008

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Northgate
STAWELL GOLD MINES
Assay Repeats
Log Log
Start date
End date
1/01/2007 14/07/2008
Diamond drilling
100.000
10.000
1.000
0.100
0.010
0.001
AuR
0.001
0.010
0.100
1.000
10.000
100.000
Au_ppm

Figure 10: GG6 Assay Repeats comparison for 2008

Au Assay Standard Reference Material Performance
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
-20.00
standard deviation
5 per. Mov. Avg. (standard deviation)

Figure 11: Assay Standard performance for GG6.

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Std : BLANK
assumed Std Deviation
Std value
0.5
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
Au_ppm
Report date

Figure 12: Blank Standard Performance for GG6 drilling programs

Std : LowA
+2SD
Std value
-2SD
4.4
4.2
4
3.8
3.6
3.4
3.2
3
2.8
2.6
2.4
2.2
2
Au_ppm
Report date

Figure 13: LowA Standard performance for GG6 drilling programs

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Std : HighA
+2SD
Std value
-2SD
Au_ppm
5.2
5
4.8
4.6
4.4
4.2
4
3.8
3.6
3.4
3.2
Report date

Figure 14: HighA Standard Performance for GG6 drilling Programs. Results outside two standard deviations are currently being repeated. The two values reporting close to 3.4ppm Au may yet prove to be Low A standards due to a mix up in standard submission.

Std : SGMHi
+2SD
Std value
-2SD
Au_ppm
11
10.8
10.6
10.4
10.2
10
9.8
9.6
9.4
9.2
9
8.8
8.6
8.4
8.2
8
7.8
7.6
7.4
7.2
7
Report date

Figure 15: SGMHi Standard Performance for GG6 drilling programs

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2.3.2 *Assay QA/QC Summary*

Drilling began in the current GG6 prospect in April of 2007. Since then, as a result of the QA/QC monitoring process, 45 initial assays from a total of 2131 assays returned have been replaced by repeat assays. The initial 2007 GG6 drill program mistakenly used ppb standards when inserting Standards into the sample requisitions. Due to this the pulps were requested back from the lab then re-packaged for the samples of interest with different sample numbers. These samples SGM ppm Standards inserted into them at a 1:20 – 1:25 ratio. The original (first) assay for these samples which were repeated with ppm Standards were not replaced in the database. In addition to this in an early drill hole in the initial 2007 program, MD-5014, had screen fire assays completed on selective samples due to visual Au present in core. In total 21 original (first) fire assay values have been replaced in the database by these screen fire assay values for MD-5014.

Two holes, MD-5280 and MD-5338, are currently being reassayed due to the poor performance of the HighA standard in these batches. The performance of the HighA standard is shown in Figure 14, with the recent non compliance shown due to these holes. Given ongoing issues with this standard in particular, SGM is preparing material to replace this standard.

An external laboratory, ALS laboratories in Orange NSW, was used for fire assay of all but one drillhole in the GG6 campaign. The screen fire assay work for MD-5014 was also carried out at ALS laboratories. MD-4990 was sent to Amdel in Adelaide SA for fire assay.

Overall, for the three drill programs, (excluding four standards which were replaced as they were out of specification) the laboratories have been running at a negative 2% bias for gold.

2.4 Surveying

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Where clear issues are identified with the validity of the survey information, adjustments are made in the database and the suspect data given a lower priority in the database system. The validation of the survey record of GG6 drillholes was completed after the modelling process had been completed. A total of eight holes were modified after visual validation in Mine Sight. At the end of the validation process it was decided that there was no need to alter any of the modelled domains as all changes were minimal. A record of survey methods and or adjustments are maintained in the main acQuire database.

All holes in the recently completed program were surveyed at the collar before the updated model was completed.

Table 1. GG6 drilling – Collar Survey status.

2.4.1 Database Storage and Integrity

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3 Bulk Density

All intervals for this program have been sampled half core, so no bulk density work was carried out.

Due to the similar mineralisation style and geology of GG6 to GG5L the bulk density values have been assigned to GG6 from similar geological units in GG5L (refer to Table 2).

Domain	Value Applied to Model
Bastardo Volc GEOCD 501	2.85
Concord Basalt Contact Waterloo GEOCD 601	2.95
Concord Basalt Contact Nose GEOCD 602	2.95
Concord Basalt Contact Low Grade GEOCD 603	2.85
Concord Stockworks GEOCD 604	2.85
Concord Waste Volc GEOCD 605	2.85
Concord Waterloo GEOCD 607	2.95
Gamay Volc GEOCD 701	2.85
Basalt GEOCD 400	2.8

4 Metallurgical Test Work

Metallurgical test work has been completed on 11 GG6 drill core intercepts from the first (2007) program. Based on this data an average recovery of 92.9% can be expected for GG6. Metallurgical test work for the second (2008) drill program is in progress.

5 Geological Modelling

Geology modelling has been carried out by David Coventry (SGM Near Mine Exploration Geologist) and Daniel Henry (SGM Senior Mine Geologist). Interpretations have been completed on paper 20m spaced cross sections which were later digitized and imported into Minesight software. These digital strings were then snapped to the drilling and all wire-framing was carried

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5.1 Estimation Domains

The following domain solids have been created

- Bastardo Block Volc (Volc fnl, domain 501).
- Concord Block: The basalt contact zone has been subdivided in to three different domains (Domain 1 – 601, Domain 2 – 602 and Domain 3 – 603) to separate the higher grades in waterloo and basalt nose positions. Domain 3 is the boundary between the basalt contact lode and weak volcanogenic.
- Concord Block Stockworks (Volc – Stkwks, domain 604)
- Concord Block Waterloo (Volc – Waterloo, domain 607)
- Concord Block Waste Zone (Volc – Waste, domain 605)
- Gamay Block Volc (Volc fnl, domain 701).
- Basalt bodies, Footwall and Hanging Wall (400).
- Mine Schist and Porphyry (1).

6 Model Statistics

6.1 Compositing and Descriptive Statistics

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Northgate									
GG6 RESOURCE MODEL									
Date:		Jul-2008							
Variable	Data Type(s)	Number of Drill Holes	Number of Samples	Minimum g/t	Maximum g/t	Mean g/t	Std Dev g/t	Variance g/t^2	Coeff of Var
Domain 501- Bastardo Block - volc									
Au Raw	DD	6	104	0.005	37.600	5.618	7.327	53.686	1.304
Au 1.0m Composites	DD	6	95	0.005	26.225	5.618	6.299	39.677	1.121
Length Raw	DD	6	108	0.300	5.200	0.995			
Length 1.0m Composites	DD	6	107	-	1.400	0.885			
Domain 601 - Concord Block - volc - Domain 1									
Au Raw	DD	16	76	0.010	67.100	13.670	14.979	224.379	1.096
Au 1.0m Composites	DD	16	67	0.016	56.750	13.670	14.167	200.710	1.036
Length Raw	DD	16	77	0.200	1.500	0.868			
Length 1.0m Composites	DD	16	67	0.500	1.400	0.994			
Domain 602 - Concord Block - volc - Domain 2									
Au Raw	DD	5	28	0.540	52.500	9.967	10.070	101.407	1.010
Au 1.0m Composites	DD	5	25	0.540	43.503	9.967	9.106	82.921	0.914
Length Raw	DD	5	28	0.300	1.400	0.868			
Length 1.0m Composites	DD	5	25	0.600	1.200	0.972			
Domain 603 - Concord Block - volc - Domain 3									
Au Raw	DD	19	148	0.005	38.400	4.369	6.739	45.411	1.542
Au 1.0m Composites	DD	19	138	0.005	24.792	4.369	5.352	28.643	1.225
Length Raw	DD	19	149	0.200	1.500	0.928			
Length 1.0m Composites	DD	19	139	-	1.400	0.989			
Domain 604 - Concord Block - stockworks									
Au Raw	DD	20	226	0.005	30.000	1.877	3.754	14.091	2.000
Au 1.0m Composites	DD	20	207	0.005	29.640	1.877	3.337	11.137	1.778
Length Raw	DD	20	269	0.200	1.600	0.917			
Length 1.0m Composites	DD	20	247	-	1.400	0.832			
Domain 605 - Concord Block - volc - weak									
Au Raw	DD	20	283	0.005	18.550	0.809	1.762	3.103	2.178
Au 1.0m Composites	DD	20	265	0.005	11.360	0.809	1.482	2.196	1.832
Length Raw	DD	20	290	0.300	2.200	0.933			
Length 1.0m Composites	DD	20	270	-	1.400	0.977			
Domain 607 - Concord Block - waterloo									
Au Raw	DD	6	24	0.010	33.900	8.737	11.618	134.973	1.330
Au 1.0m Composites	DD	6	22	0.010	33.700	8.737	11.068	122.286	1.266
Length Raw	DD	6	26	0.400	3.900	1.083			
Length 1.0m Composites	DD	6	29	-	1.200	0.740			
Domain 701 - Gamay Block - volc									
Au Raw	DD	5	139	0.005	26.500	2.220	4.417	19.508	1.990
Au 1.0m Composites	DD	5	122	0.005	22.600	2.220	4.020	16.157	1.811
Length Raw	DD	5	139	0.300	1.500	0.873			
Length 1.0m Composites	DD	5	122	0.500	1.300	0.995			

6.2 Variography

Detailed variography was carried out using ISATIS software. Experimental variograms were unable to be generated from the GG6 domain composites as there were a low number of samples. The geological model is similar to that of GG5L therefore the variogram from the statesman lode (GG5L) was used in the GG6 estimation. The statesman lode show a clear southerly plunge which is also interpreted in the mineralised domain 601 on the basalt contact.

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The variogram model for the statesman lode is shown in Figure 18. The experimental variogram of GG6, domain 601, and the variogram model of GG5L is shown in Figure 18. The variogram model was rescaled to the GG6 data. The variogram axes was defined using the Isatis mathematical convention as 140° around the Z-axis, 30° around Y-axis, and 90° around the X-axis (refer to Figure 16 and Figure 17).

Figure 17. Minesight visualisation of domains 501 and 701 and the search ellispse showing the orientation and major direction of the search.

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Variogram Model - Global Window
N40
N130
N310
Variogram Model - Global Window
N120
N300

Figure 18. Variogram model fitted to the statesman lode (domain 607) (left) and the GG6 experimental variogram with GG5L variogram model (domain 601) (right).

Refer to Table 4 for the variogram parameter used for block model estimation.

Northgate						VARIOGRAM PARAMETER TABLE																
GG6 RESOURCE MODEL																						
AREA	VREFNUM	axis 1	axis 2	axis 3	Nugget	1st Structure Spherical	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	2nd Structure Spherical	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	3rd Structure Spherical	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	Total Variance	Nugget
		rotation																				
GG6	501	290	0	90	61	1	10	10	5	58	1	40	40	10	76						195.00	31%
GG6	601	300	30	90	61	1	10	10	5	58	1	40	40	10	76						195.00	31%
GG6	602	300	30	90	61	1	10	10	5	58	1	40	40	10	76						195.00	31%
GG6	603	300	30	90	61	1	10	10	5	58	1	40	40	10	76						195.00	31%
GG6	604	300	30	90	61	1	10	10	5	58	1	40	40	10	76						195.00	31%
GG6	605	300	30	90	61	1	10	10	5	58	1	40	40	10	76						195.00	31%
GG6	701	290	0	90	61	1	10	10	5	58	1	40	40	10	76						195.00	31%

7 Block Model Estimation

7.1 Neighbourhood optimisation

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A block size of 2m east, 20m north and 10m RL was used in the estimation (refer to Table 5). This model is a rotated model of 300° northwest.

	Min	*Max*	*Cell Size*	*No. Cells*	*Origin (AMG)*
East	0	300	2	150	659240 E
North	0	600	20	30	897910 N
RL	0	400	10	40	-1755 RL

Table 5. Model Limits.

A listing of the MineSight search parameters are provided in Table 6. An outlier restriction was applied. The outlier restriction limits the impact of samples in the estimate that are greater than a threshold. Samples greater than the threshold are not used in the estimate if they lie greater than a nominated distance from the centroid of the block. The reason for using this method is to recognise that the continuity of higher grade mineralisation is shorter than that of lower grades. An outlier restriction was applied of 50g/t Au and a distance of 10m from the centroid of the block.

Northgate GG6 RESOURCE MODEL												SEARCH PARAMETER TABLE						
AREA	DOMAIN	x axis - 1st search	y axis - 1st search	z axis - 1st search	1st search expansion factor	x axis - 2nd search	y axis - 2nd search	z axis - 2nd search	axis 1	axis 2	axis 3	min. samples 1st search	max. samples 1st search	min. samples 2nd search	max. samples 2nd search	Search Type	max samples per Quadrant	max. samples per hole
		search distance							rotation			sample number definition						
GG6	501	100	100	60	2	50	50	30	290	0	90	2	32	6	32	Quadrant	10	3
GG6	601	100	100	60	2	50	50	30	300	30	90	2	32	6	32	Quadrant	10	3
GG6	602	100	100	60	2				300	30	90			6	32	Quadrant	10	3
GG6	603	100	100	60	2	50	50	30	300	30	90	2	32	6	32	Quadrant	10	3
GG6	604	100	100	60	2	50	50	30	300	30	90	2	32	6	32	Quadrant	10	3
GG6	605	100	100	60	2	50	50	30	300	30	90	2	32	6	32	Quadrant	10	3
GG6	701	100	100	60	2	50	50	30	290	0	90	2	32	6	32	Quadrant	10	3

Table 6. Listing of MineSight search parameters.

7.2 Block Estimation Parameters

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- Bastardo Block Volc (Volc fnl, domain 501).
- Concord Block: Domain 1 – 601, Domain 2 – 602 and Domain 3 – 603.
- Concord Block Stockworks (Volc – Stkwks, domain 604).
- Concord Block Waterloo (Volc – Waterloo, domain 607).
- Concord Block Waste Zone (Volc – Waste, domain 605).
- Gamay Block Volc (Volc fnl, domain 701).

- Estimation is confined to domains.
- Refer to EST multirun for estimation inputs.

Northgate	GG6 RESOURCE MODEL
Date	Jul-2008
Model compiled by	Michelle Vos/Dave Coventry/Daniel Henry
Directory Location	S:\Mining-Geology\Golden Gift 6\minesight\Geology\GG6 Resource Estimation July 2008
Model Name	dat15.jul
Previous Model Name	dat15.jun
Parameter Spreadsheet	GG6 Resource Model July 08.xls
Resource Report	GG6 Resource Model Report July 2008.doc
Purpose of Update	Update of resource model with recent extensional and infil diamond drill holes.

Table 7. Resource model description table.

8 Model Validation

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Northgate		MODEL VALIDATION TABLE			
GG6 RESOURCE MODEL					
Date: Jul-2008					
		Mean Grade (g/t)			
DOMAIN	Resource Category	Undeclust 1.0m comp all holes	Declust. 1.0m comp.	Model	Variance
Domain 601	Indicated	13.670	12.5298	12.2841	-2.0%
Domain 602	Indicated	9.967	12.9012	8.0998	-37.2%
Domain 603	Indicated	4.369	4.2722	3.1907	-25.3%
Domain 604	Indicated	1.877	2.0015	1.7388	-13.1%
Domain 605	Indicated	0.809	0.8739	0.6974	-20.2%
Domain 601	Inferred	13.670		16.4238	
Domain 602	Inferred	9.967		9.0426	
Domain 604	Inferred	1.877		2.9294	
Domain 701	Inferred	2.220		3.9655	

Table 8. Model validation table.

9 Resource Classification

The classification of Indicated and Inferred is based essentially based on geological confidence in the re-interpretation for domains 601, 602, 603, 604 and 605 and data spacing. Other factors such as data quality and some geostatistical measures have been taken into consideration. Indicated/Inferred material for domain 601 and 603 are illustrated in Figure 19 and Figure 20.

Inferred
Indicated

DC/MV/DH– May 2008

Page 30

Northgate	GG6 RESOURCE MODEL
Resource Classification	Measured, Indicated, Inferred
Mined Status	Unmined
Other Restrictions	None
Filter Applied to Evaluation	No filter applied
Previous Model Name	
New Model Name	gg615.jun

RESCAT	Cutoff (g/t)	PREVIOUS MODEL			NEW MODEL			Change		
		quantity (t)	grade (g/t)	metal (oz)	quantity (t)	grade (g/t)	metal (oz)	quantity (t)	grade (g/t)	metal (oz)
MEASURED INDICATED INFERRED	0.0	859,200	3.4	94,700	1,080,300	3.4	119,300	221,100	0.0	24,600
	2.0	326,200	7.8	81,800	477,400	6.6	101,300	151,200	-1.2	19,500
	4.0	190,300	11.4	70,000	289,700	9.1	84,600	99,400	-2.4	14,600
	5.0	169,700	12.3	67,000	218,400	10.6	74,200	48,700	-1.7	7,200
	7.0	137,200	13.8	60,800	135,700	13.5	58,800	-1,500	-0.3	-2,000
	9.0	100,700	15.9	51,400	94,400	16.0	48,400	-6,300	0.1	-3,000
MEASURED	0.0	-	-	-	-	-	-	0	0.0	0
	2.0	-	-	-	-	-	-	0	0.0	0
	4.0	-	-	-	-	-	-	0	0.0	0
	5.0	-	-	-	-	-	-	0	0.0	0
	7.0	-	-	-	-	-	-	0	0.0	0
	9.0	-	-	-	-	-	-	0	0.0	0
INDICATED	0.0	749,800	3.1	74,800	870,200	3.0	85,300	120,400	-0.1	10,500
	2.0	273,400	7.2	63,100	316,100	6.7	68,500	42,700	-0.4	5,400
	4.0	154,700	10.6	52,900	169,900	10.2	55,700	15,200	-0.4	2,800
	5.0	138,000	11.4	50,500	133,500	11.8	50,500	-4,500	0.4	0
	7.0	108,500	12.8	44,800	93,000	14.4	43,100	-15,500	1.6	-1,700
	9.0	75,500	15.0	36,300	72,400	16.3	38,000	-3,100	1.3	1,700
INFERRED	0.0	109,400	5.7	19,900	210,100	5.0	34,000	100,700	-0.6	14,100
	2.0	52,800	11.0	18,700	161,300	6.3	32,800	108,500	-4.7	14,100
	4.0	35,600	14.9	17,100	119,800	7.5	28,800	84,200	-7.5	11,700
	5.0	31,700	16.2	16,500	84,900	8.7	23,700	53,200	-7.5	7,200
	7.0	28,700	17.3	16,000	42,700	11.4	15,700	14,000	-5.9	-300
	9.0	25,200	18.6	15,000	22,000	14.8	10,500	-3,200	-3.7	-4,500

DC/MV/DH– May 2008

Page 32

GG6 Resource Model Report July 2008.doc

11 Recommendations

Further targeted drilling is required to gain a greater understanding of the geological model and convert Inferred and Potential areas to Indicated.

12 Model completion

12.1 Server storage location of model output files

The model and all accompanying Minesight, ISATIS, Microsoft Excel™ and Microsoft Word™ computer files have been stored on the Stawell Gold Mines computer server in the sub-directory S:\Mining-Geology\Golden Gift 6\minesight\Geology\GG6 Resource Estimation July 2008.

MV/DH– Dec 2006 Page 34

GG6 Resource Model Report July 2008.doc

Project Name	GG6				
Date of Study	Jul-2009				
Resource Geologist Name	DC/MV/KG/DH				
Directory Location					
	Minesight file	Details			
Drillhole Data					
Raw Drill Hole Data	dat11.ddh				
Composited	dat09.1m	1.0m comp			
Geology Description	Geology Final Solids	Domain number	Geocode	Grade Item	DXF File
Bastardo Block	Basalt Upper - fnl	400	waste		
	Mineschist upper - fnl	1	waste		
	volc - fnl	501	ZN1	AU1	501
Concord Block	Basalt - fnl	400	waste		
	Basalt Nose - fnl	400	waste		
	mineschist - fnl	1	waste		
	Porphyry - fnl	3	waste		
	Volc - (Waste) fnl	605	ZN6	ZN6	605
	Volc - Domain 1fnl	601	ZN2	AU2	601
	Volc - Domain 2 fnl	602	ZN3	AU3	602
	Volc - Domain 3 fnl	603	ZN4	AU4	603
	Volc - Stkwks fnl	604	ZN5	AU5	604
	Volc - Waterloo fnl	607	ZN7	AU7	607
Gamay Block	Basalt middle - fnl	400	waste		
	mineschist middle - fnl	1	waste		
	Volc - fnl	701	ZN8	AU8	701
Models					
Final Resource Model Name	dat15.jul				
Project Control	dat10.dat				

MV/DH– Dec 2006 Page 35

13 Appendix A

Histogram (AU)
Nb Samples: 95
Minimum: 0.00
Maximum: 26.23
Mean: 5.57
Std. Dev.: 6.25
Frequencies
AU
Isatis
holes/points July(dom 501)
- Variable #1 : AU
Michelle.Vos
Jul 15 2008 12:20:08
isatis gg6
Monovariate Statistics :
- Nb. samples : 95
- Minimum : 0.00
- Maximum : 26.23
- Mean : 5.57
- Std. Dev. : 6.25
- Coef of Var. : 1.122
Histogram (LENGTH)
Nb Samples: 95
Minimum: 0.50
Maximum: 1.40
Mean: 1.00
Std. Dev.: 0.09
Frequencies
LENGTH
Isatis
holes/points July(dom 501)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:20:41
isatis gg6
Monovariate Statistics :
- Nb. samples : 95
- Minimum : 0.50
- Maximum : 1.40
- Mean : 1.00
- Std. Dev. : 0.09
- Coef of Var. : 0.090
Base Map (LENGTH)
X (m)
Y (m)
LENGTH
Isatis
holes/points July(dom 501)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:21:15
isatis gg6
Monovariate Statistics :
- Nb. samples : 95
- Minimum : 0.50
- Maximum : 1.40
- Mean : 1.00
- Std. Dev. : 0.09
- Coef of Var. : 0.090

Figure 21. Histograms of Au (left), length (middle) and location map (right) of 1.0m composites of the Bastardo Block - volc (Domain 501).

MV/DH– Dec 2006 Page 36

Histogram (AU)
Nb Samples: 67
Minimum: 0.02
Maximum: 56.75
Mean: 13.45
Std. Dev.: 13.97
Frequencies
AU
Isatis
holes/points July(dom 601)
- Variable #1 : AU
Michelle.Vos
Jul 15 2008 12:21:58
isatis gg6
Monovariate Statistics :
- Nb. samples : 67
- Minimum : 0.02
- Maximum : 56.75
- Mean : 13.45
- Std. Dev. : 13.97
- Coef of Var. : 1.039
Histogram (LENGTH)
Nb Samples: 67
Minimum: 0.50
Maximum: 1.40
Mean: 0.99
Std. Dev.: 0.14
Frequencies
LENGTH
Isatis
holes/points July(dom 601)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:27:00
isatis gg6
Monovariate Statistics :
- Nb. samples : 67
- Minimum : 0.50
- Maximum : 1.40
- Mean : 0.99
- Std. Dev. : 0.14
- Coef of Var. : 0.144
Base Map (LENGTH)
X (m)
Y (m)
LENGTH
Isatis
holes/points July(dom 601)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:21:35
isatis gg6
Monovariate Statistics :
- Nb. samples : 67
- Minimum : 0.50
- Maximum : 1.40
- Mean : 0.99
- Std. Dev. : 0.14
- Coef of Var. : 0.144

Figure 22. Histograms of Au (left), length (middle) and location map (right) of 1.0m composites of the Concord Block – volc – domain 1 (Domain 601).

MV/DH– Dec 2006 Page 37

Histogram (AU)
AU
Nb Samples: 25
Minimum: 0.54
Maximum: 43.50
Mean: 9.76
Std. Dev.: 8.89
Frequencies
Isatis
holes/points July(dom 602)
- Variable #1 : AU
Michelle.Vos
Jul 15 2008 12:27:33
isatis gg6
Monovariate Statistics :
- Nb. samples : 25
- Minimum : 0.54
- Maximum : 43.50
- Mean : 9.76
- Std. Dev. : 8.89
- Coef of Var. : 0.910
Histogram (LENGTH)
LENGTH
Nb Samples: 25
Minimum: 0.60
Maximum: 1.20
Mean: 0.97
Std. Dev.: 0.11
Frequencies
Isatis
holes/points July(dom 602)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:27:47
isatis gg6
Monovariate Statistics :
- Nb. samples : 25
- Minimum : 0.60
- Maximum : 1.20
- Mean : 0.97
- Std. Dev. : 0.11
- Coef of Var. : 0.115
Base Map (LENGTH)
X (m)
Y (m)
LENGTH
Isatis
holes/points July(dom 602)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:28:06
isatis gg6
Monovariate Statistics :
- Nb. samples : 25
- Minimum : 0.60
- Maximum : 1.20
- Mean : 0.97
- Std. Dev. : 0.11
- Coef of Var. : 0.115

Figure 23. Histograms of Au (left), length (middle) and location map (right) of 1.0m composites of the Concord Block – volc – domain 2 (Domain 602).

MV/DH– Dec 2006 Page 38

Histogram (AU)
Nb Samples: 138
Minimum: 0.00
Maximum: 24.79
Mean: 4.34
Std. Dev.: 5.33
Frequencies
AU
Isatis
holes/points July(dom 603)
- Variable #1 : AU
Michelle.Vos
Jul 15 2008 12:29:00
isatis gg6
Monovariate Statistics :
- Nb. samples : 138
- Minimum : 0.00
- Maximum : 24.79
- Mean : 4.34
- Std. Dev. : 5.33
- Coef of Var. : 1.224
Histogram (LENGTH)
Nb Samples: 138
Minimum: 0.50
Maximum: 1.40
Mean: 1.00
Std. Dev.: 0.11
Frequencies
LENGTH
Isatis
holes/points July(dom 603)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:28:34
isatis gg6
Monovariate Statistics :
- Nb. samples : 138
- Minimum : 0.50
- Maximum : 1.40
- Mean : 1.00
- Std. Dev. : 0.11
- Coef of Var. : 0.110
Base Map (LENGTH)
X (m)
Y (m)
LENGTH
Isatis
holes/points July(dom 603)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:28:22
isatis gg6
Monovariate Statistics :
- Nb. samples : 138
- Minimum : 0.50
- Maximum : 1.40
- Mean : 1.00
- Std. Dev. : 0.11
- Coef of Var. : 0.110

Figure 24. Histograms of Au (left), length (middle) and location map (right) of 1.0m composites of the Concord Block – volc – domain 3 (Domain 603).

MV/DH– Dec 2006 Page 39

Histogram (AU)
Nb Samples: 207
Minimum: 0.00
Maximum: 29.64
Mean: 1.86
Std. Dev.: 3.32
Frequencies
AU
Isatis
holes/points July(dom 604)
- Variable #1 : AU
Michelle.Vos
Jul 15 2008 12:29:53
isatis gg6
Monovariate Statistics :
- Nb. samples : 207
- Minimum : 0.00
- Maximum : 29.64
- Mean : 1.86
- Std. Dev. : 3.32
- Coef of Var. : 1.782
Histogram (LENGTH)
Nb Samples: 207
Minimum: 0.30
Maximum: 1.40
Mean: 0.99
Std. Dev.: 0.10
Frequencies
LENGTH
Isatis
holes/points July(dom 604)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:30:20
isatis gg6
Monovariate Statistics :
- Nb. samples : 207
- Minimum : 0.30
- Maximum : 1.40
- Mean : 0.99
- Std. Dev. : 0.10
- Coef of Var. : 0.103
Base Map (AU)
X (m)
Y (m)
AU
Isatis
holes/points July(dom 604)
- Variable #1 : AU
Michelle.Vos
Jul 15 2008 12:30:34
isatis gg6
Monovariate Statistics :
- Nb. samples : 207
- Minimum : 0.00
- Maximum : 29.64
- Mean : 1.86
- Std. Dev. : 3.32
- Coef of Var. : 1.782

Figure 25. Histograms of Au (left), length (middle) and location map (right) of 1.0m composites of the Concord Block – volc – stkwks (Domain 604).

MV/DH– Dec 2006 Page 40

Histogram (AU)
Nb Samples: 265
Minimum: 0.00
Maximum: 11.36
Mean: 0.82
Std. Dev.: 1.51
Frequencies
AU
Isatis
holes/points July(dom 605)
- Variable #1 : AU
Michelle.Vos
Jul 15 2008 12:31:24
isatis gg6
Monovariate Statistics :
- Nb. samples : 265
- Minimum : 0.00
- Maximum : 11.36
- Mean : 0.82
- Std. Dev. : 1.51
- Coef of Var. : 1.845
Histogram (LENGTH)
Nb Samples: 265
Minimum: 0.20
Maximum: 1.40
Mean: 1.00
Std. Dev.: 0.12
Frequencies
LENGTH
Isatis
holes/points July(dom 605)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:31:01
isatis gg6
Monovariate Statistics :
- Nb. samples : 265
- Minimum : 0.20
- Maximum : 1.40
- Mean : 1.00
- Std. Dev. : 0.12
- Coef of Var. : 0.119
Base Map (AU)
X (m)
Y (m)
AU
Isatis
holes/points July(dom 605)
- Variable #1 : AU
Michelle.Vos
Jul 15 2008 12:30:48
isatis gg6
Monovariate Statistics :
- Nb. samples : 265
- Minimum : 0.00
- Maximum : 11.36
- Mean : 0.82
- Std. Dev. : 1.51
- Coef of Var. : 1.845

Figure 26. Histograms of Au (left), length (middle) and location map (right) of 1.0m composites of the Concord Block – volc – waste(Domain 605).

MV/DH– Dec 2006 Page 41

Histogram (AU)
Nb Samples: 22
Minimum: 0.01
Maximum: 33.70
Mean: 8.54
Std. Dev.: 10.72
Frequencies
AU
Isatis
holes/points July(dom 607)
- Variable #1 : AU
Michelle.Vos
Jul 15 2008 12:32:07
isatis gg6
Monovariate Statistics :
- Nb. samples : 22
- Minimum : 0.01
- Maximum : 33.70
- Mean : 8.54
- Std. Dev. : 10.72
- Coef of Var. : 1.256
Histogram (LENGTH)
Nb Samples: 22
Minimum: 0.50
Maximum: 1.20
Mean: 0.98
Std. Dev.: 0.13
Frequencies
LENGTH
Isatis
holes/points July(dom 607)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:32:27
isatis gg6
Monovariate Statistics :
- Nb. samples : 22
- Minimum : 0.50
- Maximum : 1.20
- Mean : 0.98
- Std. Dev. : 0.13
- Coef of Var. : 0.129
Base Map (LENGTH)
X (m)
Y (m)
LENGTH
Isatis
holes/points July(dom 607)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:32:40
isatis gg6
Monovariate Statistics :
- Nb. samples : 22
- Minimum : 0.50
- Maximum : 1.20
- Mean : 0.98
- Std. Dev. : 0.13
- Coef of Var. : 0.129

Figure 27. Histograms of Au (left), length (middle) and location map (right) of 1.0m composites of the Concord Block – volc – waterloo(Domain 607).

MV/DH– Dec 2006 Page 42

Histogram (AU)
Nb Samples: 122
Minimum: 0.00
Maximum: 22.60
Mean: 2.24
Std. Dev.: 4.08
AU
Frequencies
Isatis
holes/points July(dom 701)
- Variable #1 : AU
Michelle.Vos
Jul 15 2008 12:33:21
isatis gg6
Monovariate Statistics :
- Nb. samples : 122
- Minimum : 0.00
- Maximum : 22.60
- Mean : 2.24
- Std. Dev. : 4.08
- Coef of Var. : 1.820
Histogram (LENGTH)
Nb Samples: 122
Minimum: 0.50
Maximum: 1.30
Mean: 1.00
Std. Dev.: 0.06
LENGTH
Frequencies
Isatis
holes/points July(dom 701)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:33:31
isatis gg6
Monovariate Statistics :
- Nb. samples : 122
- Minimum : 0.50
- Maximum : 1.30
- Mean : 1.00
- Std. Dev. : 0.06
- Coef of Var. : 0.063
Base Map (LENGTH)
X (m)
Y (m)
LENGTH
Isatis
holes/points July(dom 701)
- Variable #1 : LENGTH
Michelle.Vos
Jul 15 2008 12:32:55
isatis gg6
Monovariate Statistics :
- Nb. samples : 122
- Minimum : 0.50
- Maximum : 1.30
- Mean : 1.00
- Std. Dev. : 0.06
- Coef of Var. : 0.063

Figure 28. Histograms of Au (left), length (middle) and location map (right) of 1.0m composites of the Bastardo Block (Domain 701).

MV/DH– Dec 2006 Page 43

TECHNICAL REPORT

on Stawell Gold Mines

Victoria, Australia

21 October 2008

APPENDIX F

Golden Gift 9 Resource Report

March 2008

F

GG9 Geology and Resource
Model Report
March 2008

Compiled by
Mathew Stevens (Geological Model)
Karyn Gardner (Resource Estimation)

SUMMARY

The GG9 resource model covers the area from 337N to 355N (45° mine grid) above -1220mRL. The main 'Kingston' lode is defined by a basalt Hangingwall and a lower grade volcanogenic package on the Footwall which separates it from the mineschist. The area is bound by the Merlot Fault at the top and north (U3 area), the Durif fault to the south and the Wildcat porphyry at depth.

At the time of modelling there were 94 diamond drillholes intersecting the ore body mainly on a 15m x 5m intercept grid, spreading out to 30m spacing at the northern and deeper ends of the ore body. Mineralisation currently remains open at depth and is expected to continue down to the Wildcat porphyry.

The re-interpretation of the U3 changed the location of the Merlot fault north of 2150 section substantially which resulted in the ore material below this fault to become incorporated into this GG9 model.

Due to previous mining in areas covered by this resource model the remaining Indicated and Inferred Modelled Inventory at a cut off grade of 4.0g/t Au is 36,600oz. A listing of the global inventory at a series of cut-off gold grades for the April 2008 Model Inventory is provided below.

Table 1: Modelled Indicated and Inferred Mineral Resource inventory at a series of cut-off grades for the new resource model compared to the previous model.

Contents

SUMMARY				1
Figures				4
Tables				6
Introduction				1
Introduction				1
	1.1	Geology		1
		1.1.1	Regional setting	1
		1.1.2	Local setting and geology	1
		1.1.3	Mineralisation styles and domaining	2
		1.1.4	Drilling and Geological Evolution	3
		1.1.5	Further Work	3
2	Drilling, Logging and Sampling			3
	2.1	Logging		4
	2.2	Sampling and Sample Preparation		4
	2.3	Assaying and QA/QC		5
		2.3.1	Assay QA/QC data	7
		2.3.2	Assay QA/QC Summary	14
	2.4	Surveying		14
		2.4.1	Database Storage and Integrity	15
3	Bulk Density			16
4	Metallurgical Test Work			17
5	Geological Modelling			17
	5.1	Estimation Domains		17
6	Model Statistics			18
	6.1	Compositing and Descriptive Statistics		18
	6.2	Variography		22
7	Block Model Estimation			24
	7.1	Neighbourhood optimisation		24
	7.2	Block Estimation Parameters		25
8	Model Validation			26

9	Resource Classification		27
10	Model output		28
11	Recommendations		29
12	Model completion		29
	12.1	Server storage location of model output files	29
13	Appendix A		40

Figures

Figure 1.	Long projection showing the location of the GG9 area relative to other Stawell ore bodies.	1
Figure 2.	Typical cross-section through GG9 showing current interpreted geological setting.	2
Figure 3.	Stawell Gold Mines drill core sample preparation, assay and QA/QC flowsheet	6
Figure 4:	SGM QA/QC review flow sheet	8
Figure 5:	Precision of the crusher split during 2006-2008 GG9 drill programs	9
Figure 6:	Precision of the lab repeats during 2006-2008 GG9 drill programs	10
Figure 7:	Sample Splits comparison for 2006-2008 for GG9 diamond drilling	10
Figure 8:	Assay duplicate comparison for 2006-2008 for GG9 diamond drilling	11
Figure 9:	Assay repeat comparison for 2006-2008 for GG9 diamond drilling	11
Figure 10:	Assay standard performance by batch for GG9 drill programs during 2006-2008. (Standard deviation to the expected value)	12
Figure 11:	Blank standard performance over time for 2006-2008 GG9 diamond drill programs	12
Figure 12:	Low A standard performance over time for 2006-2008 GG9 diamond drill programs	13
Figure 13:	High A standard performance over time for 2006-2008 GG9 diamond drill programs	13
Table 2.	Assigned Bulk Densities to each modelled domain in U3	16
Table 3.	Descriptive statistics of the 1.0m composites per domain.	19
Table 3.	cont. Descriptive statistics of the 1.0m composites per domain.	20
Figure 14:	Minesight visualisation of domains 601 - 606 (Kingston lode) and the locations of the samples that were affected by the 35g/t cut.	21
Figure 15:	Minesight visualisation of domains 607 - 611 (weak volc.) and the locations of the samples that were affected by the 27g/t cut.	21
Figure 16:	Minesight visualisation of domains 601 - 606 (Kingston lode) and the search ellipse showing the orientation and major direction of the search. The drillholes are accumulations across the interval colour coded by AU.	22
Figure 17:	Minesight visualisation of domains 607 - 611 (weak volc.) and the search ellipse. The drillholes are accumulations across the interval colour coded by AU showing the orientation and major direction of the search	23
Table 4.	MINESIGHT variogram parameter table used for block model estimation.	23
Table 5.	Model Limits	24
Table 6.	Listing of MineSight search parameters.	24
Table 7.	Resource model description table.	26

Table 8.	Model validation table	27
Figure 18:	MINESIGHT screen capture of the resource classification of domains 601 and 604, measured in green, indicated in red and inferred in blue. The block colours illustrate the slope of regression	27
Figure 19:	MINESIGHT screen capture of the resource classification of domains 602 and 605, measured in green, indicated in red and inferred in blue. The block colours illustrate the slope of regression	28
Figure 20:	MINESIGHT screen capture of the resource classification of domains 603 and 606, measured in green, indicated in red and inferred in blue. The block colours illustrate the slope of regression	28
Table 9.	Modelled Indicated and Inferred Mineral Resource inventory at a series of cut-off grades for a new resource model	29
Table 10.	Readme_first.xls table of file names and major model parameters.	39
Figure 21:	Histograms of Au (left), Aucut35 (middle) and length (right) of 1.0m composites of the Kingston lode (Domain 601)	40
Figure 22:	Histograms of Au (left), Aucut35 (middle) and length (right) of 1.0m composites of the Kingston lode (Domain 602)	40
Figure 23:	Histograms of Au (left), Aucut35 (middle) and length (right) of 1.0m composites of the Kingston lode (Domain 603)	41
Figure 24:	Histograms of Au (left), Aucut35 (middle) and length (right) of 1.0m composites of the Kingston lode (Domain 604)	41
Figure 25:	Histograms of Au (left), Aucut35 (middle) and length (right) of 1.0m composites of the Kingston lode (Domain 605)	42
Figure 26:	Histograms of Au (left), Aucut35 (middle) and length (right) of 1.0m composites of the Kingston lode (Domain 606)	42
Figure 27:	Histograms of Au (left), Aucut27 (middle) and length (right) of 1.0m composites of the weak volcanogenic (Domain 607).	43
Figure 28:	Histograms of Au (left), Aucut27 (middle) and length (right) of 1.0m composites of the weak volcanogenic (Domain 608).	43
Figure 29:	Histograms of Au (left), Aucut27 (middle) and length (right) of 1.0m composites of the weak volcanogenic (Domain 609).	44
Figure 30:	Histograms of Au (left), Aucut27 (middle) and length (right) of 1.0m composites of the weak volcanogenic (Domain 610).	44
Figure 31:	Histograms of Au (left), Aucut27 (middle) and length (right) of 1.0m composites of the weak volcanogenic (Domain 611).	45

Tables

Table 1:	Modelled Indicated and Inferred Mineral Resource inventory at a series of cut-off grades for the new resource model compared to the previous model.	1
Table 2.	Assigned Bulk Densities to each modelled domain in U3	16
Table 3.	Descriptive statistics of the 1.0m composites per domain.	19
Table 4.	MINESIGHT variogram parameter table used for block model estimation.	23
Table 5.	Model Limits	24
Table 6.	Listing of MineSight search parameters.	24
Table 7.	Resource model description table.	26
Table 8.	Model validation table	27
Table 9.	Modelled Indicated and Inferred Mineral Resource inventory at a series of cut-off grades for a new resource model	29
Table 10.	Readme_first.xls table of file names and major model parameters.	39

Introduction

1 Geology

1.1.1 Regional setting

The GG9 orebody sits in the upper north section of the Golden Gift mineralized system on the western flank of the Magdala dome between -980RL and -1240RL. The ore block is bound by the Merlot fault above, Durif fault below and the Wildcat porphyry to the north. Like the GG3 block below the GG9 orebody contains a substantial amount of faulting.

Figure 1. Long projection showing the location of the GG9 area relative to other Stawell ore bodies.

1.1.2 Local setting and geology

The Golden Gift 9 orebody covers the area from 6650N to 7090N (mine grid) and between -980RL to -1240RL. The orebody is bound by the Merlot fault above which rolls over to the east, the Durif fault below and the Wildcat porphyry at depth and to the north. Recent drilling positioned the Merlot fault slightly higher than previously interpreted which extended the GG9 orebody by approximately 70m to the North and facilitated this resource model update.

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The alteration observed in the GG9 orebody is dominated by classic volcanogenic alteration (chlorite/carbonate/silicate/sulphide) as seen elsewhere in the golden gift orebody. The main lodes are the Kingston Lode which occurs as a basalt contact Lode, and the Delta lode which occurs as a waterloo within the Kingston basalt and is interpreted to pinch out at depth. The lodes are offset by five shallow north-west dipping faults. The faults converge at the southern extent of the model making a highly faulted and complex zone.

The five faults located between the major Merlot and Durif structures are (from top to bottom) the Matt Fault, Fault 3, Fault 2, Fault 1 and X fault. The faults are observed to have varying offsets between 2 and 10 meters (as can be seen in Figure 2 below), the most extreme of which is the Matt Fault. The orebody concludes to the south where the Merlot and Durif faults converge and to the North where it intersects the Wildcat Porphyry.

Figure 2. Typical cross-section through GG9 showing current interpreted geological setting.

1.1.3 Mineralisation styles and domaining

Mineralization in the GG9 orebody is divided into two zones, the Kingston and Delta Lodes.

The Kingston Lode is the dominant lode in the orebody and occurs on the basalt hangwall. In drill core the lode appears as typical golden gift volcanogenics exhibiting strong chlorite, silica, and carbonate alteration along with the presence of arsenopyrite, pyrite and pyrrhotite.

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The weaker volc zone, parallel to the Kingston lode off the basalt contact, typically has much weaker alteration and in some cases can be extremely graphitic. Also of note is the fact that the mine schist in GG9 can in some cases contain extreme amounts of graphite which has the potential to make gold recovery difficult.

The Delta lode occurs in the waterloo position within the Kingston basalt and contains the highest grade present in the orebody. The lode is extremely and has not been included in this model update.

1.1.4 Drilling and Geological Evolution

Substantial drilling occured in the GG9 orebody prior to the development of the May 2007 resource model. The majority of the orebody has since been mined and any additional drillhole intercepts are as a result of U3 drilling which passed through the Merlot fault into the northern extent of GG9. This drilling positioned the Merlot Fault slightly higher than previously interpreted which resulted in the extension of the GG9 model by approximately 70 meters to the north where it intersects the Wildcat porphyry.

1.1.5 Further Work

As the majority of the GG9 ore body has already been mined and the northern extension is adequately covered there are no plans for further drilling of the GG9 orebody at this point.

2 Drilling, Logging and Sampling

The most recent drill program that intersected the GG9 orebody was drilled in October 2007. The program was designed to test the U3 orebody which is located above GG9. A total of 10 drillholes intersected the Merlot fault earlier than expected and proceeded into the Kingston basalt and in turn the Kingston Lode which resulted in the extension of GG9 to the north.

Resource definition diamond drill programs have been completed using NQ2 drill core sizes recovered by wireline methods. The grade control programs have been completed using both LTK60 and NQ2 drill core sizes. Drilling has been conducted by contract diamond drill personnel using Boort Longyear LM70 and LM90 diamond drill rigs. The drilling has been conducted under the supervision of SGM personnel who retain the responsibility for setting out and monitoring the drillhole path.

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Drill core is placed in core trays provided by SGM personnel with the down hole depths of every core run completed marked on specially provided core blocks by the drill crews.

A regime of regular rig audits and inspections are also used to assist with maintaining the high level of core presentation and sample quality.

2.1 Logging

All diamond drill core in GG9 was logged according to the Stawell Geological Legend. The data is captured electronically at the point of collection using a barcode logging "Datcol" software system. "Datcol" was developed on site in the mid 1990's and has remained the standard process since that time with the key tables for lithology, alteration, and structure and geotechnical information populated during the logging process.

As part of the standard SGM geological procedures all core collected from diamond drill holes are photographed and a complete record of core photographs are available to assist in the geological interpretation process.

Core recovery in the G9 area is good and generally 100% of the core is recovered, particularly within and adjacent to the basalt contact ore zones. Where core is lost it is usually associated with faulting (in the case of the G9 area the Merlot, Durif or intermediate Faults. Lost core is identified in the logging as "LOST" and as such there are very few if any assay intervals utilised in the estimate where core recovery is less than 100%.

2.2 Sampling and Sample Preparation

Logging and sampling of the GG9 drillhole has been consistent with the standard SGM drill core sampling guideline. All core is logged and geological derived intervals are marked up for sampling. The sample intervals are matched to geological boundaries and fall within the range of 0.15m – 1.5 m. The average sample interval is approximately 1.0m. The entire drill core interval is sampled.

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Sample preparation prior to assay has been completed on site at the SGM laboratory. By retaining responsibility for this work through the existing site based facility SGM has flexibility in sending the pulps to a variety of assaying laboratories and retain the coarse rejects on site for ongoing metallurgical testwork programs.

2.3 Assaying and QA/QC

The general flowsheet for the sample preparation and assaying is shown in Figure 3:

  Exploration diamond drill core is routinely Half Core sampled.

  Samples are crushed and pulverised.

  Routine assaying of diamond drill core samples has been undertaken utilising fire assay methodologies (30 gram charges) with an AAS finish.

  Assays are reported to an LLD of 0.01ppm. For sample reporting below LLD, a value of 0.5xLLD is used in resource estimation.

  Sample QA/QC procedure incorporates routine check assays including repeats (re-assay or repeat assay), duplicate (second sample taken after pulverisation), splits (half coarse sample split, at ratio approx 1:10 samples), and standards.

  SGM Standard reference material has been prepared by Ore Research of Melbourne, from ore samples from Magdala Mine. Three carefully prepared and certified standards are currently being utilised – SGM HighA, SGM LowA, and SGMHi. Certification certificates are available in SGM records.

  Analysis results are received from laboratory in fixed digital format. The load routine imports assay data matching against sample ID created during logging procedure.

  Analysis of received standard values and repeat and duplicate information is used to monitor the performance of the assaying process.

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Figure 3. Stawell Gold Mines drill core sample preparation, assay and QA/QC flowsheet.

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2.3.1 Assay QA/QC data

A range of checks are in place to monitor the QA/QC of the Stawell data set. The first checks are regular submission of standards and blanks at the sampling stage (refer to Figure 4). This is followed by the use of splits of the crushed stage as well as the use of laboratory splits and assay duplicates and repeats (refer to Figure 5 and Figure 6). Monitoring of these checks are done within two days of the sample batch return and actioned generally no later than sevens days after the return date. Any actions taken during the monitoring process are recorded in the on site QA/QC diary which was set up in September 2007. When monitoring theses checks the following guidelines are followed (full flow sheet shown in Figure 4):

  If the standard assay is outside ±4 standard deviations from the known value then ~50% of that batch is automatically repeated. Entry is made into the on site QA/QC diary to indicate which sample IDs have been repeated.

  Duplicate assays are compared to initial assays as a measure of precision and error i ntroduced during the prep stages.

Below, Figure 5 and Figure 6 show the monitored precision for different steps within the sample preparation process during 2007 and 2008. Figure 7 to Figure 13 illustrate the performance of the 2007 and 2008 GG9 diamond drill programs.

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Figure 4: SGM QA/QC review flow sheet

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Figure 5: Precision of the crusher split during 2006-2008 GG9 drill programs

The graph presented in Figure 5 is an indication of the homogeneity of the sample after the crush stage and shows whether error is introduced during the splitting of this crushed material prior to pulverisation. This analysis shows 80% of the repeat assays have a relative difference of less than 20% to the original assay value indicating an appropriate level of precision through this stage in the sample preparation.

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Figure 6: Precision of the lab repeats during 2006-2008 GG9 drill programs.

The graph presented in Figure 6 is an indication of the homogeneity of the sample after the pulverisation stage. This analysis shows 90% of the repeat assays have a relative difference of less than 20% to the original assay value indicating an appropriate level of precision through this stage in the sample preparation.

Figure 7: Sample Splits comparison for 2006-2008 for GG9 diamond drilling

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Figure 8: Assay duplicate comparison for 2006-2008 for GG9 diamond drilling

Figure 9: Assay repeat comparison for 2006-2008 for GG9 diamond drilling

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Figure 2 Assay standard performance by batch for GG9 drill programs during 2006-2008. (Standard deviation to the expected value)

Figure 3 Blank standard performance over time for 2006-2008 GG9 diamond drill programs.

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Figure 4 Low A standard performance over time for 2006-2008 GG9 diamond drill programs.

Figure 5 High A standard performance over time for 2006-2008 GG9 diamond drill programs.

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2.3.2 Assay QA/QC Summary

Two external laboratories were used during 2006-2008 for fire assay of all SGM drill core. These were Amdel in Adelaide SA and ALS laboratories in Orange NSW. During the first half of 2007 Amdel was used for Stawell fire assay work with 40g charge weights. As seen in Figure 11 cycling could be seen with the standard assaying causing concerns with the laboratory quality. Limited work was conducted between SGM and Amdel to improve the assaying process. Towards the end of SGM and Amdel's relationship the current SGM QA/QC system was being developed but the turn around times for samples sent to Amdel in some cases were out to 60 days. This prolonged turnaround time impeded QA/QC interaction but also severely impacted on production requirements. Due to this in August 2007 SGM changed to ALS laboratories in Orange NSW for all fire assay work.

The same cyclic nature to the standard assaying was seen by ALS at first. ALS sample turnaround averaged two weeks which made QA/QC dialog a smoother process. To react to the cyclic nature of the Standard assaying ALS in November 2007 added extra litharge to the flux. The extra litharge was implemented due to concerns that the high sulphide component to the Stawell ore could be interfering with the flux during the fusion process. This proved to have limited success so towards the end of December 2007 ALS changed the charge size from 50g down to 30g as another attempt to combat the high sulphide nature of the Stawell ore. The success of this reduced charge size is currently under review. ALS also highlighted that the Standards were much finer than the sample product and could pose issues in mixing with the flux.

Overall for the GG9 drill programs during 2006-2008 the laboratories have been running at a 0% bias for gold.

2.4 Surveying

All SGM drilling data is stored within the "AcQuire" Database Management System. The database operates in an SQL framework and data security is established by having various levels of user access rights. SGM maintain a security access system where loading and manipulation of data is only conducted by one of two data managers. All geological personnel have access to the database for read only purposes.

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Data validation occurs during upload to the database using the "AcQuire" DBMS. Checks include:

  All alphanumeric codes (e.g. lithology) are valid and not duplicated
  All numeric fields are within acceptable limits and not duplicated
  Sample from-to depths cannot be greater than the maximum hole depth
  Checks are performed for overlapping samples

Alpha analysis codes are stored as logged and/or reported eg NS (Not Sampled), IS (Insufficient Sample), <0.01. The database MetaAssayExport table records equivalent values which are substituted by client software (e.g. Minesight). The convention for defined values is a numeric value half detection limit for results at LLD, and for all other codes, -1 is substituted.

After data compilation is complete, it is critically reviewed by geologists with on-going scrutiny using logs, section/plan plotting and 3D modelling.

2.4.1 Database Storage and Integrity

All SGM drilling data is stored within the "AcQuire" Database Management System. The database operates in an SQL framework and data security is established by having various levels of user access rights. SGM maintain a security access system where loading and manipulation of data is only conducted by one of two data managers. All geological personnel have access to the database for read only purposes.

Data validation occurs during upload to the database using the "AcQuire" DBMS. Checks include:

  All alphanumeric codes (e.g. lithology) are valid and not duplicated
  All numeric fields are within acceptable limits and not duplicated
  Sample from-to depths cannot be greater than the maximum hole depth
  Checks are performed for overlapping samples
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Alpha analysis codes are stored as logged and/or reported eg NS (Not Sampled), IS (Insufficient Sample), <0.01. The database MetaAssayExport table records equivalent values which are substituted by client software (e.g. Minesight). The convention for defined values is a numeric value half detection limit for results at LLD, and for all other codes, -1 is substituted.

After data compilation is complete, it is critically reviewed by geologists with on-going scrutiny using logs, section/plan plotting and 3D modelling.

3 Bulk Density

Bulk densities are calculated at the sampling stage of the diamond drilling process. All core is weighed when it is sampled in full (not done if half core sampled), which when combined with the sample interval and core type (diameter) which are also recorded, allows the density to be calculated. The mean of the densities of the samples that are utilised in the geological models can then be determined and used in the model. If the number of recorded densities is low or if the value is close to the default density of 2.85g /cm3, then often the default value is assigned to the model instead of the calculated one. Table 2 shows the density of the sampled GG9 material and the SG that was assigned to the model for each domain.

Table 2. Assigned Bulk Densities to each modelled domain in U3.

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4 Metallurgical Test Work

Metallurgical test work has been completed on 37 GG9 drill core intercepts from the previous drill programs. This data shows an average recovery of 87% is expected for GG9.

5 Geological Modelling

Geology modelling has been carried out by Mathew Stevens (SGM Mine Geologist).

Interpretation was updated in February 2008 on 10m section spacing, with the majority of the alterations made between 342N and 354N (45 degree mine grid). The interpretation was capped by the Merlot Fault and bounded at the southern and lower extremities by the Durif fault and the Wildcat porphyry.

Much of the material modelled south of 345 section and above 1099 RL has been previously mined, however it was modelled to help determine if there was any remaining resources in the block, and to help add data, as the area is relatively a small block compared to others at Stawell Gold Mines. Most of the previously mined material is listed as 'Measured' resource and is not considered to be available, however detailed investigation of remaining resources may show some of this material is still potentially mineable.

5.1 Estimation Domains

The area covered consists of three main rock types – the mineschist footwall, hangingwall basalt and a package of volcanogenics in between the two. The mineschist and basalt are modelled and coded as waste zones that are not estimated for grade; they are set at 0.005g/t.

The volcanogenics are divided into two zones, a higher grade 'ore' zone (Kingston lode) and a lower grade 'weak' volcanogenics zone. These are further divided by the faults that intersect the orebody. This resulted in a total of 11 domains that were individually modelled. These are:

  Kingston lode (between fault 1 and the Durif fault)– domain 601
  Kingston lode (between fault 2 and fault 1)– domain 602
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  Kingston lode (between fault 3 and fault 2)– domain 603

  Kingston lode (between the Matt fault and fault 3)– domain 604

  Kingston lode (between the Merlot fault and the Matt fault)– domain 605

  Kingston lode (between the X fault and the Matt fault)– domain 606

  Low grade volc. in the footwall of 601 – domain 607

  Low grade volc. in the footwall of 602 – domain 608

  Low grade volc. in the footwall of 603 – domain 609

  Low grade volc. in the footwall of 604 – domain 610

  Low grade volc. in the footwall of 605 – domain 611.

Of these domains each has been treated and estimated individually. For some statistical purposes (eg. determining top cuts) due to the number of composites in some of the smaller fault blocks the Kingston ore domains (600 – 606), and the weak volcanogenics domains (607 – 611) been combined as two separate zones. This increases the amount of data that can be utilised, whilst still comparing like ore types.

6 Model Statistics

6.1 Compositing and Descriptive Statistics

The raw sample results have been composited to 1.0m intervals using the MineSight compositing procedures. The compositing process creates 1.0m composites of the primary assay intervals in a downhole direction honouring the coded geological domains. The MineSight software downhole compositing routine provides an option to accumulate short intervals into the preceding interval. This option has been used to prevent a number of smaller intervals from forming on the downhole margins of estimation domains and as such all intervals can be used in the estimation process.

Analysis of the statistics for composite length intervals show the average to be close to 1.0m for all zones with only a small number of longer and shorter intervals for each domain.

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A listing of descriptive statistics for the estimated domains is provided in Table 3. The composite sets selected for the resource interpolation are highlighted in yellow.

Table 3. Descriptive statistics of the 1.0m composites per domain.

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Table 3. cont. Descriptive statistics of the 1.0m composites per domain.

Top cuts of 35g/t were applied to the Kingston 'ore' (601 - 606) whilst the weak volc domains (607 - 611) had a top cut of 27g/t applied. These top cuts resulted in the following reduction of metal and data:

●	Combined Kingston lodes:	metal	-4.63%	data	-1.20%
●	Combined weak volcs:	metal	-5.11%	data	-0.60%

The locations of the samples that were cut for the combined Kingston lodes, and weak volcanogenic zones are shown in Figures 14 and 15. Histograms of the 1.0m composite lengths and the gold assay values are located in Appendix A.

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Figure 14: Minesight visualisation of domains 601 - 606 (Kingston lode) and the locations of the samples that were affected by the 35g/t cut.

Figure 15: Minesight visualisation of domains 607 - 611 (weak volc.) and the locations of the samples that were affected by the 27g/t cut.

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6.2 Variography

Due to the time constraints that were allowed for the completion of the model, the variography used in the previous model was adopted.

The variogram models were scaled to reflect the changed variance due to the additional. The GG9 variogram ellipses for the data for Kingston lode and the weak volcanogenics are shown in Figures 16 and 17.

Figure 16: Minesight visualisation of domains 601 - 606 (Kingston lode) and the search ellipse showing the orientation and major direction of the search. The drillholes are accumulations across the interval colour coded by AU.

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Figure 17: Minesight visualisation of domains 607 - 611 (weak volc.) and the search ellipse. The drillholes are accumulations across the interval colour coded by AU showing the orientation and major direction of the search.

Table 4 summarises all the variogram parameters used for block model estimation.

Table 4. MINESIGHT variogram parameter table used for block model estimation.

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7 Block Model Estimation

7.1 Neighbourhood optimisation

The neighbourhood optimisation is used to determine appropriate search dimensions and minimum and maximum number of samples during kriging interpolation. It is done in an empirical manner by testing and spatially viewing, in Minesight characteristics like the distribution of negative kriging weights, the achievable theoretical regression slope, block kriging efficiency, etc, for a number of model blocks that are located in "favourable" and "unfavourable positions" with respect to the available drillholes within a domain.

A block size of 2m east, 7.5m north and 7.5m RL was used in the estimation (refer to Table 5). This model is a rotated model of 310° Northwest and dipping 6° to the East.

Table 5. Model Limits.

A listing of the MineSight search parameters are provided in Table 6.

Table 6. Listing of MineSight search parameters.

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7.2 Block Estimation Parameters

All domains have been constrained by wireframes. They have been estimated using Ordinary Block Kriging. The following domains have used for estimation;

  Kingston lode (between fault 1 and the Durif fault) – domain 601
  Kingston lode (between fault 2 and fault 1) – domain 602
  Kingston lode (between fault 3 and fault 2) – domain 603
  Kingston lode (between the Matt fault and fault 3) – domain 604
  Kingston lode (between the Merlot fault and the Matt fault) – domain 605
  Kingston lode (between the X fault and the Matt fault) – domain 606
  Low grade volc. in the footwall of 601 – domain 607
  Low grade volc. in the footwall of 602 – domain 608
  Low grade volc. in the footwall of 603 – domain 609
  Low grade volc. in the footwall of 604 – domain 610
  Low grade volc. in the footwall of 605 – domain 611.

Standard estimation settings in MineSight were used in the estimation of the model, with the estimation confined to the domains.

The composited drill holes and block model were assigned the appropriate domain values.

The completed block model and all associated MineSight files are stored on the Mining Geology server in the directory S:\Mining-Geology\Golden Gift 9\Minesight\Geology\March 2008. Additional details on the MineSight resource model are provided in Table 7.

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Table 7. Resource model description table.

8 Model Validation

Model validation has been completed using a visual assessment of the kriged block grades relative to the input composites. To facilitate reporting, the spreadsheet GG9 Resource Modelling Report Mar08.xls was used. The slope of regression achieved in the Indicated high grade areas (Kingston lode) of the model - Domains 601 to 606 are quite low, which is due to the small number of composites in the lower parts of the domains, and the relative size of the blocks compared to the drill spacing. This should be addressed in the next resource model that is completed.

A comparison of the declustered composited drill hole data and mean grade of the model blocks (7.5mN x 2mE x 7.5mRL) within a domain however shows an acceptable variance (refer Table 8) for most of the domains. The domain of concern is the Kingston 605 indicated category. This is reporting 14% above the declustered cut mean of the data, and is the main contributor to the remaining available ounces in the area.

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Table 8. Model validation table.

9 Resource Classification

The classification of Measured, Indicated and Inferred is based essentially based on geological confidence in the interpretation for domains 601 – 611, and data spacing. Other factors such as data quality and some geostatistical measures have been taken into consideration. Measured/ Indicated/ Inferred categories for domains 601 through to 606, are illustrated in Figures 18 to 20.

Figure 18: MINESIGHT screen capture of the resource classification of domains 601 and 604, measured in green, indicated in red and inferred in blue. The block colours illustrate the slope of regression.

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Figure 19: MINESIGHT screen capture of the resource classification of domains 602 and 605, measured in green, indicated in red and inferred in blue. The block colours illustrate the slope of regression.

Figure 20: MINESIGHT screen capture of the resource classification of domains 603 and 606, measured in green, indicated in red and inferred in blue. The block colours illustrate the slope of regression.

10 Model output

The total Modelled Inventory at a cut off grade of 4.0g/t Au is 515,000 tonnes at 5.6 g/t for 92,000 oz. Of this resource approximately 60% of the ounces have been previously mined or are unavailable due to being locked in pillars.

This results in a 'remaining' Indicated and Inferred Mineral Resource of:

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152,500 tonnes at 7.5 g/t for 36,600 oz at a 4.0g/t Au cut off.

A listing of the global inventory at a series of cut-off gold grades is provided in Table 9.

Table 9. Modelled Indicated and Inferred Mineral Resource inventory at a series of cut-off grades for a new resource model.

11 Recommendations

Further drilling is required at depth within the GG9 area, as the mineralisation is expected to continue down to the Wildcat porphyry. Currently there are no available drill platforms from which this drilling can be completed.

When next modelled, consideration should be given to combining some of the domains. This would have the advantage of increasing the number of composites that can be incorporated into the block estimation.

12 Model completion

12.1 Server storage location of model output files

The model and all accompanying Minesight, Microsoft ExcelTM and Microsoft WordTM computer files have been stored on the Stawell Gold Mines computer server in the subdirectory S:\Mining-Geology\Golden Gift 9\Minesight\Geology\March 2008.

The project directory contains a spreadsheet named "GG9_read_me_first.xls" that provides a listing all basic file name information for the project (refer to Table 10).

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Table 10. Readme_first.xls table of file names and major model parameters.
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13 Appendix A

Figure 21: Histograms of Au (left), Aucut35 (middle) and length (right) of 1.0m composites of the Kingston lode (Domain 601).

Figure 22: Histograms of Au (left), Aucut35 (middle) and length (right) of 1.0m composites of the Kingston lode (Domain 602).

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Figure 23: Histograms of Au (left), Aucut35 (middle) and length (right) of 1.0m composites of the Kingston lode (Domain 603).

Figure 24: Histograms of Au (left), Aucut35 (middle) and length (right) of 1.0m composites of the Kingston lode (Domain 604).

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Figure 25: Histograms of Au (left), Aucut35 (middle) and length (right) of 1.0m composites of the Kingston lode (Domain 605).

Figure 26: Histograms of Au (left), Aucut35 (middle) and length (right) of 1.0m composites of the Kingston lode (Domain 606).

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Figure 27: Histograms of Au (left), Aucut27 (middle) and length (right) of 1.0m composites of the weak volcanogenic (Domain 607).

Figure 28: Histograms of Au (left), Aucut27 (middle) and length (right) of 1.0m composites of the weak volcanogenic (Domain 608).

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Figure 29: Histograms of Au (left), Aucut27 (middle) and length (right) of 1.0m composites of the weak volcanogenic (Domain 609).

Figure 30: Histograms of Au (left), Aucut27 (middle) and length (right) of 1.0m composites of the weak volcanogenic (Domain 610).

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Figure 31: Histograms of Au (left), Aucut27 (middle) and length (right) of 1.0m composites of the weak volcanogenic (Domain 611).

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